This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on September 1, 2023.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XCHG Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands	3612	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
XCharge Europe GmbH, Hamburg-Mitte
Grevenweg 24, 20537 Hamburg, Germany
+49 4057128593
No. 12 Shuang Yang Road, Da Xing District, Beijing
People’s Republic of China, 100023
010-57215988
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Ran Li, Esq. Davis Polk & Wardwell LLP c/o 2201 China World Office 2, 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004 China +86 10 8567 5000	Allen Wang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912 2500
Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus Dated         , 2023
American Depositary Shares
XCHG Limited
Representing         Ordinary Shares
This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of XCHG Limited. We are offering a total of        ADSs, each representing        of our ordinary shares, par value US$0.00001 per share. The underwriters may also purchase up to       ordinary shares within 30 days to cover over-allotments, if any.
Prior to this offering, there has been no public market for our ADSs. We expect the initial public offering price will be between US$      and US$      per ADS. We intend to apply to list our ADSs representing our ordinary shares on the [New York Stock Exchange] / [Nasdaq Global Market] under the symbol “      .”
Investing in the ADSs involves risks. See “Risk Factors” beginning on page 15 of this prospectus.
Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands company. XCHG Limited is a Cayman Islands company with no substantial operations on its own. XCHG Limited conducts all of its operations through its subsidiaries in Germany and in China.
We face various risks and uncertainties related to having a considerable portion of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. Such risks could result in a material impact on our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless.
Trading in our securities on U.S. markets, including [NYSE / Nasdaq], may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file our annual report on Form 20-F after becoming a public company. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors — Risks Related to Regulations — Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely auditors located in China. The prohibition from trading our ADSs, or the threat of their being prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless.”
The PRC government has oversight over the conduct of our business. The PRC government may in the future release regulations or policies regarding our industry that could materially affect our business, financial condition, results of operations and prospects. Furthermore, the PRC government has recently promulgated laws and regulations that may result in more oversight and supervision over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
Cash may be transferred among the XCHG Limited and our subsidiaries in the following manner: (i) funds may be transferred to our subsidiaries from the Company as needed in the form of capital contributions or shareholder loans through the intermediary holding companies, as the case may be; and (ii) dividends or other distributions may be paid by our subsidiaries to the Company directly or through intermediary holding companies, as the case may be. Our operating subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. In the future, the Company’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our subsidiaries. As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization.
As of the date of this prospectus, we have not transferred any cash proceeds or other assets to any of our subsidiaries except for the cash transfers within our Group in connection with the Restructuring. See “Corporate History and Structure — Restructuring” for details of the cash transfers. Other than the Restructuring (as defined herein), none of our subsidiaries have issued any dividends or distributions to their respective holding companies, including the Company, nor have we issued any dividends or distributions to any investors of the Company, as of the date of this prospectus. As of the date of this prospectus, there is no outstanding balance of loans between the Company and another entity within the Group under applicable agreements. We do not expect to pay dividends in the foreseeable future. In the future, cash proceeds raised from financing activities, including this offering, may be transferred by us through intermediary holding companies to our subsidiaries via capital contribution and shareholder loans, as the case may be, to meet the capital needs of our business operations. For details, see “Regulation — PRC — Regulations Relating to Foreign Exchange and Dividend Distribution — Regulations on Dividend Distributions,” “Risk Factors — Risks Related to Regulations — Regulatory requirements on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Risk Factors — Risks Related to Regulations — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. We also face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies,” and “Risk Factors — Risks Related to Our ADSs and This Offering — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for a return on your investment.”
We are an “emerging growth company” under applicable U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15 of this prospectus.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver our ADSs against payment in U.S. dollars in New York, New York on          , 2023.

Citigroup Deutsche Bank Securities

The date of this prospectus is        , 2023.

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Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “XCHG Limited” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to XCHG Limited, together with its subsidiaries.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We

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take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs representing our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
Until           , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy our ADSs.
Overview
We offer comprehensive EV charging solutions which primarily include the DC fast chargers named the C6 series, the C7 series and the C9 series, the advanced battery-integrated DC fast chargers which we call Net Zero Series (“NZS”), as well as our accompanying services. Our integrated solution combining proprietary charging technology, energy storage technology and accompanying services significantly improves EV charging efficiency and unlocks the value of energy storage and management. We were a leading high power charger supplier in Europe by sales volume in 2022, according to Frost & Sullivan. As of the date of this prospectus, we have begun the commercial deployment of our NZS solution in Europe, North America and Asia. Customers of NZS solutions include Enel, Electra and BYD, among others.
The increasing adoption of EV and renewable energy has brought fundamental changes to the demand and supply of electricity. Not only has electricity demand increased in aggregate, peak demand patterns have also changed. In addition, the intermittent nature of renewable energy generation has led to greater energy supply fluctuation. As a result, there is an imminent need for energy storage solutions to balance electricity demand and supply in order to increase energy utilization and reduce the pressure of grids. According to Frost & Sullivan, the global market size for energy storage by revenue is expected to reach US$90.0 billion by 2026.
As a pioneer in the EV charger industry, we believe EV charging is essentially an energy management business that uses innovative technologies and creative solutions to tackle energy problems. Leveraging our established fast charging technology, as well as our in-house proprietary energy storage system (“ESS”) technology, we have pioneered a unique advanced battery-integrated EV charging solution, NZS. NZS chargers integrate DC fast chargers with lithium-ion batteries and our proprietary energy management system, storing power when it is generally more available (for example, during nighttime) and discharging power when the demand is high (for example, during daytime).
Our NZS solution enables fast charging at low power locations or vis-à-vis aged grid infrastructures (which typically are not compatible with fast charging equipment) with no significant site improvements or grid upgrades needed. With the unique “plug-and-play” design, our NZS chargers are easy to install and highly deployable in locations where conventional fast chargers cannot be installed, for example national parks, parking lots or communities with insufficient power capacity. Therefore, we believe that our NZS solution is able to address a larger market, which cannot be reached by conventional fast chargers.
Our NZS solution is one of the earliest and currently one of the very few commercialized EV chargers designed with a Battery-to-Grid (“B2G”) function, according to Frost & Sullivan. It enables energy to be purchased during off-peak hours at lower prices, and sold back to the grid during peak hours at higher prices, enabling operators to generate profit even if no vehicle is charging. With this unique feature, our customers can achieve a return even before considering the utilization of the EV charger itself. This increases the overall return on investment (“ROI”) for our customers. At the core of our NZS solution is our proprietary energy management system (“EMS”), which automatically optimizes energy supply and usage across the grids, batteries and EVs.
As we pursue the digitalization of EV charging solutions, our proprietary software system aims to provide customers with comprehensive solutions catering to different and evolving needs in the EV era, as well as to offer superior user experience. Our software system features an intuitive user interface, where our customers can monitor and control every key detail of the charging network easily, including real-time safety monitoring, traffic settings, and data analysis. We offer upgrades to our software system over-the-air (“OTA”) to provide more functions and enhance user experience.

Our “charger-as-a-service” business model enables us to achieve highly visible revenue streams from repeated purchases from our blue-chip customers. Complementary to the initial sales of products, we generate recurring revenue from the accompanying services throughout the entire life cycle. As the number of installed chargers grows, we expect recurring revenue to account for an increasing portion of our total revenue. In addition, our NZS solution is expected to create new commercialization opportunities for us. For example, with the B2G function, NZS chargers can sell energy back to the grid during peak hours.
We have formed key customer relationships and partnerships with global energy players such as Enel, charge point operators such as Electra, EV manufacturers such as BYD, and EV fleets such as Hertz, among others. With our NZS solution, we can essentially penetrate the areas where conventional fast chargers cannot be installed given the grid constraint. This creates opportunities for us to extend our customer base to a broader group that cannot be reached by conventional fast chargers.
We have established global presence with offices, R&D centers and sales centers in Europe, North America and Asia. We currently deploy our solutions primarily in Europe while we also recognize revenue from other regions, including the United States, China, Brazil and Chile. As of June 30, 2023, our R&D team included 68 personnel based in Germany and China. For production, we primarily rely on OEMs to manufacture our products. By using OEMs, we are able to commercialize our products with quality assurance at a higher speed and lower upfront costs. It also gives us greater flexibility to adjust and scale up according to demand. In addition, we plan to construct our manufacturing plant in the United States, which is expected to be ready for manufacture operation in 2024.
In 2022, we recognized revenue on 1,934 DC fast chargers and accompanying services, as compared to 807 DC fast chargers in 2021. Our revenue increased by 123.7% from US$13.2 million in 2021 to US$29.4 million in 2022. Our gross margin in 2021 and 2022 was 35.2% and 36.4%, respectively. In the six months ended June 30, 2023, we recognized revenue on 1,101 DC fast chargers and accompanying services, as compared to 552 DC fast chargers in the six months ended June 30, 2022. Our revenue increased by 120.2% from US$8.9 million in the six months ended June 30, 2022 to US$19.6 million in the six months ended June 30, 2023. Our gross margin in the six months ended June 30, 2022 and 2023 was 33.0% and 43.7%, respectively. We are one of the very few companies in the EV charger industry that has achieved profitability, according to Frost & Sullivan. We achieved a net profit margin of 5.5% in 2022 and 11.4% in the six months ended June 30, 2023.
Our Strengths
We believe that the following strengths contribute to our success and differentiate us from our competitors.
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Global leader in integrated EV charging solutions;

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Pioneer of battery-integrated charging and energy storage solutions;

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Unique business model of “charger as a service;”

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Proprietary and differentiated technologies;

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Partnership with diversified global blue-chip customers and potential to tap into broader markets; and

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Visionary management team of industry pioneers.

Our Strategies
The key elements of our growth strategy include the following, which we believe would empower us to further achieve superior growth and strengthen our market position:
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Continue to invest in R&D with particular focus on EMS;

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Expand manufacturing capacity in the United States;

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Expand the pool of our business partners to achieve global scale and diversification; and

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Increase adoption of NZS solution and development of new products.

Corporate History and Structure
Corporate History
XCHG Limited (formally known as Xevd Limited) was incorporated in the Cayman Islands on December 16, 2021.
We trace our history back to the founding of X-Charge Technology, a private limited liability company incorporated under the laws of PRC in 2015, which owns 100% equity interests in XCharge Europe prior to the consummation of the Restructuring. XCharge Europe was established in 2018 in Germany. We currently conduct all of our businesses through our subsidiaries.
Restructuring
In connection with this offering, we have recently completed certain corporate reorganization transactions, including, through a series of intermediary holding companies to acquire 100% of the equity interest in X-Charge Technology, and issue new shares of our company to the beneficial owners of X-Charge Technology (the “Existing Equityholders”) or their affiliates, such that an offshore shareholding structure could be established. Upon the consummation of the Restructuring, all Existing Equityholders of X-Charge Technology obtained an equity interest of XCHG Limited in proportion to their respective equity ownership in X-Charge Technology immediately prior to the Restructuring. We refer to such reorganization transactions collectively as the “Restructuring” in this prospectus.
Corporate Structure
The following diagram illustrates our corporate structure, including all of our significant subsidiaries immediately upon the completion of this offering, after giving effect to the consummation of the Restructuring.
Licenses and Approvals
Business Operation
As of the date of this prospectus, we have obtained all material licenses and approvals from relevant regulatory authorities that are material to our operations in China. The following table sets forth a list of material licenses and approvals that our PRC subsidiaries are required to obtain to carry out our operations in China as of the date of this prospectus and none of such licenses and approvals obtained had been denied or rescinded.

License	Entity Holding the License	Status
Import and Export Goods Customs Registration Certificate	X-Charge Technology	Obtained
Import and Export Goods Customs Filing record	Beijing Echarge Technology Co., Ltd.	Obtained
As of the date of this prospectus, we and our subsidiaries have not received any requirement from Chinese authorities to obtain permissions or approvals from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC, to conduct our daily business operations in China.
Securities Offering
The Revised Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. We do not expect to possess over one million users’ personal information prior to the completion of this offering. Based on existing PRC laws and regulations and our communication with the relevant PRC authority, as advised by Fangda Partners, our PRC legal counsel, we do not believe that we are subject to the cybersecurity review by the CAC in connection with this offering. As of the date of this prospectus, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Revised Cybersecurity Review Measures, and we have not received any warnings or sanctions in such respect or any regulatory objections to this offering from any regulatory authorities. However, we cannot assure you that the CAC would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Revised Cybersecurity Review Measures, or if other regulations promulgated in relation to the Revised Cybersecurity Review Measures are deemed to apply to us, our securities offerings in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all, which could materially and adversely affect our business, financial condition, results of operations and prospects.
We are required to perform the filing procedures for this offering to the CSRC under the Overseas Listing Trial Measures. For details, see “Regulation — Regulations Relating to Overseas Listing.” As of the date of this prospectus, we have submitted the relevant filing documents to the CSRC in connection with this offering and will proceed on the requisite filing procedures for this offering. However, there exist uncertainties regarding whether the interpretation and application of current and future PRC laws will impose additional requirements for permission or approval for this offering. We will perform the filing procedures and other required procedures in accordance with the Overseas Listing Trial Measures, and continuously monitor our compliance status in accordance with the latest changes in applicable regulatory requirements.
Furthermore, we may be required to obtain additional licenses, permits, filings, registrations or approvals for business operations and securities offerings in the future. If we are found to be in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings, registrations or approvals, the relevant regulatory authorities would take action in dealing with such violations or failures in accordance with applicable laws and regulations. In addition, if we had inadvertently concluded that such licenses, approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such licenses, approvals, permits, registrations or filings in the future, we may be unable to obtain such necessary licenses, approvals, permits, registrations or filings in a timely manner, or at all, and such licenses, approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation, our securities offerings and the value of our securities. For risks relating to licenses and approvals required for business operations in China, see “Risk Factors — Risks Related to Regulations — The approval, filing or other administrative requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.”
Transfer of Funds and Other Assets
Cash may be transferred among the XCHG Limited and our subsidiaries in the following manner: (i) funds may be transferred to our subsidiaries from the Company as needed in the form of capital contributions or shareholder loans through intermediary holding companies, as the case may be; and (ii) dividends or other distributions may be paid by our subsidiaries to the Company directly or through intermediary holding companies, as the case may be. Our operating subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. In the future, the Company’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our subsidiaries. As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization.
As of the date of this prospectus, we have not transferred any cash proceeds or other assets to any of our subsidiaries except for the cash transfers within our Group in connection with the Restructuring. See “Corporate History and Structure — Restructuring” for details of the cash transfers. Other than the Restructuring (as defined herein), none of our subsidiaries have issued any dividends or distributions to their respective holding companies, including the Company, nor have we issued any dividends or distributions to any investors of the Company, as of the date of this prospectus. As of the date of this prospectus, there is no outstanding balance of loans between the Company and another entity within the Group under applicable agreements. We do not expect to pay dividends in the foreseeable future. In the future, cash proceeds raised from financing activities, including this offering, may be transferred by us through intermediary holding companies to our subsidiaries via capital contributions and shareholder loans, as the case may be, to meet the capital needs of our business operations. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to certain restrictions on currency exchange or outbound capital flows. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary’s registered capital. These reserves are not distributable as cash dividends. In addition, registered capital and capital reserve accounts are also restricted from distribution. For details, see “Regulation — PRC —Regulations Relating to Foreign Exchange and Dividend Distribution — Regulations on Dividend Distributions,” “Risk Factors — Risks Related to Regulations — Regulatory requirements on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Risk Factors — Risks Related to Regulations — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. We also face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies,” and “Risk Factors — Risks Related to Our ADSs and This Offering — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for a return on your investment.”
Summary of Risk Factors
Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations but instead are purchasing equity securities of a Cayman Islands company. XCHG

Limited is a Cayman Islands company that conducts all of its operations through its subsidiaries. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”
Risks Related to Our Business
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We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, results of operations, financial condition and prospects could be adversely affected.

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Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for electric vehicles (“EVs”).

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Our limited operating history may make it difficult to predict our future prospects and the risks and challenges we may encounter in the rapidly evolving EV charger market.

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The EV charger market is characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and thus adversely affect our business, results of operations, financial condition and prospects.

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We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

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We currently face competition from a number of companies and expect to face significant competition in the future as the EV charger market develops.

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Our future revenue growth will depend in significant part on our ability to increase sales of our products to our customers.

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We rely on a limited number of suppliers and OEMs of certain key components for our products, such as batteries. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect our business, results of operations, financial condition and prospects.

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We are dependent on a limited number of significant customers for a substantial portion of our revenues. The loss of any such customer, or a reduction in revenue generated from any such customer could have a material adverse effect on our business, results of operations, financial condition and prospects if they are not replaced by another large sales order.

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We may be adversely affected by foreign currency fluctuations.

Risks Related to Regulations
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There are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate. In addition, such laws, rules and regulations are continually evolving.

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The PRC government may promulgate new laws and regulations that could impact our operations from time to time. Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. For details, see page 28.

•
The approval, filing or other administrative requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

•
We may become subject to cybersecurity review by the CAC in the future.

•
The audit report included in this prospectus is prepared by an auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely auditors located in China. The prohibition from trading our ADSs, or the threat of their being prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless.

Risks Related to Our International Operations
•
We face risks associated with our international operations and supply chain, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.

•
Changes to trade policy, tariffs, and import/export regulations may adversely affect our business, results of operations, financial condition and prospects.

•
Our products are subject to numerous standards and regulations which may materially and adversely affect our business, results of operations, financial condition and prospects. The current lack of certainty and alignment in international standards and regulations may lead to multiple production variants of the same product, products failing customer testing, retrofit requirements for already fielded products, litigation with customers facing retrofit expenses, additional test and compliance expenses and further unexpected costs, and we may not be able to comply with new standards and regulations on a competitive timeline or at all.

Risks Related to Our ADSs and This Offering
•
An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

•
We will incur additional costs as a result of being a public company.

•
You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Implication of the Holding Foreign Companies Accountable Act
Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm from a jurisdiction where the PCAOB is unable to conduct inspections and investigations for two consecutive years, the SEC will prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F after becoming a public company.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer after we file our annual report on Form 20-F after becoming a public company. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB were unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China for two consecutive years in the future. In the event of such prohibition, our securities could potentially be delisted by the [NYSE/Nasdaq].
If our ordinary shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations, financial condition and prospects. See “Risk Factors — Risks Related to Regulations — Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely auditors located in China. The prohibition from trading our ADSs, or the threat of their being prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless.”
Corporate Information
Our principal executive offices are located at XCharge Europe GmbH, Hamburg-Mitte, Grevenweg 24, 20537 Hamburg, Germany and No. 12 Shuang Yang Road, Da Xing District, Beijing, People’s Republic of China, 100023. Our telephone numbers at these addresses are +49 4057128593 and 010-57215988, respectively. Our registered office in Cayman Islands is at the offices of ICS Corporate Services (Cayman) Limited of 3-212 Governor Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. Our agent for service of process in the United States is           , located at    .
We are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. See “Risk Factors — Risks Related to Our ADSs and This Offering — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”
Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://xcharge.com/. The information contained on our website is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY
As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.
We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.235 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors — Risks Related to our ADSs and This Offering — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS
Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to      additional ADSs representing       ordinary shares from us. Except where the context otherwise requires:
•
“ADSs” refers to American depositary shares, each of which represents two ordinary shares;

•
“X-Charge Technology” refers to Beijing X-Charge Technology Co., Ltd.;

•
“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this prospectus, excludes Hong Kong, Macau and Taiwan;

•
“euro,” “EUR” or “€” refers to the common currency of the European Economic and Monetary Union;

•
‘‘Group’’ refers to XCHG Limited and its subsidiaries;

•
“preference shares” refer to our Series Angel preference shares, Series Seed preference shares, Series A preference shares, Series A+ preference shares and Series B preference shares, par value US$0.00001 per share;

•
“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•
“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.00001 per share;

•
“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

•
“users” refers to the end user of our products;

•
“XCharge Europe” refers to XCharge Europe GmbH; and

•
“XCHG Limited,” the “company,” “we,” “our,” “ours,” “us” or similar terms refer to XCHG Limited, a Cayman Islands company, which includes its subsidiaries in the context of describing our consolidated financial information, business operations and operating data;

Unless otherwise noted, all translations from euro to U.S. dollars, from U.S. dollars to euro, from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at EUR1.0920 to US$1.00 and RMB7.2513 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023. We make no representation that any amounts that could have been, or could be, converted into another currency, as the case may be, at any particular rate, the rates stated below, or at all.
This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and global market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING
Offering price range
We currently estimate that the initial public offering price will be between US$      and US$      per ADS.
ADSs offered by us
               ADSs (or               ADSs if the underwriters exercise their over-allotment option in full).
Our ADSs
Each ADS represents               ordinary shares, par value US$0.00001 per share. The depositary will hold the ordinary shares underlying our ADSs. You will have rights as provided in the deposit agreement.
We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may turn in our ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold our ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of our ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Ordinary shares
We will issue               ordinary shares represented by our ADSs in this offering.
All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.
See “Description of Share Capital.”
Ordinary shares outstanding immediately after this
offering
          ordinary shares, par value US$0.00001 per share (or      ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
Over-allotment option
We have granted the underwriters the right to purchase up to an additional          ordinary shares from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.
Listing
We intend to apply to list our ADSs representing our ordinary shares on the [NYSE/Nasdaq] under the symbol “      .”
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately US$      , after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from the offering for the following purposes:

•
approximately 30% for investment in our planned new manufacturing facility in Texas, including expenditures in land leases, construction and renovation, procurement of equipment, among others.

•
approximately 30% for research and development, especially the development of energy management and battery management technologies;

•
approximately 25% for our global market expansion; and

•
approximately 15% to supplement our working capital for general corporate purposes.

See “Use of Proceeds” for more information.
Lock-up
We[, our directors, executive officers, existing shareholders and holders of share-based awards] have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the [180]-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.
Payment and settlement
The underwriters expect to deliver our ADSs against payment therefor through the facilities of The Depository Trust Company on              , 2023.
Depositary
Taxation
For Cayman, Germany, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of our ADSs, see “Taxation.”
Risk Factors
See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to        additional ordinary shares to cover over-allotments, if any, in connection with the offering.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated statements of comprehensive income (loss) and cash flows data for the years ended December 31, 2021 and 2022, summary consolidated balance sheets data as of December 31, 2021 and 2022 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive income (loss) and cash flows data for the six months ended June 30, 2022 and 2023, summary consolidated balance sheets data as of June 30, 2023 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read “Our Summary Consolidated Financial Data” together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Summary Consolidated Statements of Comprehensive Income (Loss)
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	13,156	100.0	29,424	100.0	8,895	100.0	19,590	100.0
Cost of revenues	(8,529)	(64.8)	(18,719)	(63.6)	(5,962)	(67.0)	(11,039)	(56.3)
Gross profit	4,627	35.2	10,705	36.4	2,933	33.0	8,551	43.7
Operating expenses:
Selling and marketing expenses	(2,423)	(18.4)	(3,516)	(11.9)	(1,711)	(19.2)	(2,461)	(12.6)
Research and development expenses	(1,711)	(13.0)	(2,816)	(9.6)	(1,304)	(14.7)	(1,734)	(8.9)
General and administrative expenses	(2,460)	(18.7)	(2,745)	(9.3)	(1,092)	(12.3)	(2,088)	(10.7)
Total operating expenses	(6,594)	(50.1)	(9,077)	(30.9)	(4,107)	(46.2)	(6,283)	(32.1)
Operating income (loss)	(1,928)	(14.7)	1,655	5.6	(1,146)	(12.9)	2,270	11.6
Income (loss) before income taxes	(2,066)	(15.7)	1,598	5.4	(1,125)	(12.6)	2,231	11.4
Net income (loss)	(2,067)	(15.7)	1,610	5.5	(1,113)	(12.5)	2,231	11.4
Comprehensive income (loss)	(2,832)	(21.5)	4,193	14.3	487	5.5	3,188	16.3
Summary Consolidated Balance Sheets
	As of December 31,		As of June 30,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Cash and cash equivalents	4,795	8,338	7,310
Restricted cash	33	332	143
Accounts receivable, net	4,320	7,560	10,429
Amounts due from related parties – current	21	3,611	670
Inventories	3,233	6,230	3,881

	As of December 31,		As of June 30,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Prepayments and other current assets	1,557	2,112	3,511
Total current assets	13,959	28,183	25,944
Total assets	19,237	29,139	27,219
Short-term bank borrowings	1,794	4,123	4,498
Accounts payable	2,938	6,630	5,105
Contract liabilities	1,729	2,810	1,207
Operating lease liabilities – current	87	236	263
Financial liability	64	242	250
Accrued expenses and other current liabilities	2,438	3,952	3,020
Total current liabilities	9,050	17,993	14,342
Total liabilities	9,072	18,291	14,661
Total mezzanine equity	40,875	38,894	38,466
Total shareholders’ deficit	(30,710)	(28,046)	(25,908)
Total liabilities, mezzanine equity and shareholders’ deficit	19,237	29,139	27,219

Summary Consolidated Statements of Cash Flows
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	US$	US$	US$	US$
	(in thousands)
Net cash provided by (used in) operating activities	(6,479)	849	(887)	(3,159)
Net cash provided by (used in) investing activities	(4,843)	1,222	(104)	2,481
Net cash provided by (used in) financing activities	15,189	2,278	526	(227)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	148	(507)	(324)	(312)
Net increase (decrease) in cash, cash equivalents and restricted cash	4,015	3,842	(789)	(1,217)
Cash, cash equivalents and restricted cash at the beginning of the year (period)	813	4,828	4,828	8,670
Cash, cash equivalents and restricted cash at the end of the year (period)	4,828	8,670	4,039	7,454

RISK FACTORS
Investing in our securities involves a high degree of risks. Before you make a decision to purchase our securities, in addition to the risks and uncertainties discussed above under “Special Note Regarding Forward-Looking Statements and Industry Data,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, results of operations, financial condition and prospects. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.
RISKS RELATED TO OUR BUSINESS
We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, results of operations, financial condition and prospects could be adversely affected.
We have experienced rapid growth in recent periods. For example, our revenue increased from US$13.2 million in 2021 to US$29.4 million in 2022 and from US$8.9 million in the six months ended June 30, 2022 to US$19.6 million in the same period in 2023. The recent rapid growth in our business has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational, and financial resources, as well as our infrastructure. We plan to continue to expand our operations in the future. Our success will depend in part on our ability to manage this growth effectively and execute our business plan. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls, as well as our reporting systems and procedures.
To manage our growth effectively, we shall continue to improve and expand our operational, financial, and administrative systems and procedures. We shall also continue to manage our employees, operations, finances, research and development, and capital investments efficiently. Our productivity and the quality of our products and services may be adversely affected if we do not integrate and train our new employees quickly and effectively or if we fail to appropriately coordinate across our executive, research and development, sales and marketing, and other general and administrative teams. As we continue to grow, we will incur additional expenses, and our growth may continue to place a strain on our resources, infrastructure, and ability to maintain the quality of our products and services. If we do not adapt to meet these evolving challenges, or if the current and future members of our management team do not effectively manage our growth, the quality of our products and services may suffer and our corporate culture may be harmed. Failure to manage our future growth effectively could have an adverse impact on our business, results of operations, financial condition and prospects.
Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for electric vehicles (“EVs”).
Our growth is highly dependent upon the adoption of EVs both by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available EV models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Our revenues are driven in large part by EV drivers’ driving and charging behavior. Although demand for EVs has grown in recent years, there is no guarantee of continuing future demand. Direct current (“DC”) fast charging in particular may not develop as expected and may fail to attract projected market share of the EV charger market. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our growth would be reduced and our business, results of operations, financial condition and prospects would be harmed. The market for EVs could be affected by numerous factors, such as:
•
perceptions about EV features, quality, driver experience, safety, performance and cost;

•
perceptions about the limited range over which EVs may be driven on a single battery charge and about availability and access to sufficient EV chargers;

•
competition, including from other types of alternative fuel vehicles (such as hydrogen fuel cell vehicles), plug-in hybrid EVs and high fuel-economy internal combustion engine (“ICE”) vehicles;

•
increases in fuel efficiency in legacy ICE and hybrid vehicles;

•
volatility in the price of gasoline and diesel at the pump;

•
EV supply chain disruptions, including but not limited to availability of certain components (e.g., semiconductors), ability of EV manufacturers to ramp-up EV production, availability of batteries, and battery materials;

•
concerns regarding the stability of the electrical grid;

•
the decline of an EV battery’s ability to hold a charge over time;

•
availability of service for EVs;

•
consumers’ perception about the convenience, speed, and cost of EV charging;

•
government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV chargers or decarbonization generally;

•
relaxation of government mandates or quotas regarding the sale of EVs;

•
the number, price and variety of EV models available for purchase; and

•
concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales.
While many global OEMs and several new market entrants have announced plans for new EV models, the lineup of EV models with increasing fast charging needs expected to come to market over the next several years may not materialize in that time frame or may fail to attract sufficient customer demand. Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect our business, results of operations, financial condition and prospects.
Our limited operating history may make it difficult to predict our future prospects and the risks and challenges we may encounter in the rapidly evolving EV charger market.
Due to our limited operating history in the rapidly evolving EV charger market, we cannot assure you that we can accurately predict our future prospects. If products in our product roadmap, such as the new NZS chargers, do not achieve projected sales in the future, our growth prospects may be negatively affected.
Estimates of future EV adoption in the world, the total addressable market, serviceable addressable market for our products and services, and the EV charger market in general are included in this prospectus. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts included in this prospectus relating to the size and expected growth of the target market, market demand, EV adoption across individual market verticals and use cases, capacity of automotive and battery OEMs and ability of charging infrastructure to address this demand and related pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for EV charger and future fast charging throughput or our market share capture are difficult to predict. The estimated addressable market may not materialize in the time frame of the projections included herein, if ever, and even if the markets meet the size estimates and growth estimates presented in this prospectus, our business could fail to grow at similar rates.
The EV charger market is characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and thus adversely affect our business, results of operations, financial condition and prospects.
Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology, continuing and increasing reliance on EV charging infrastructure and the use of our products and services. Our future success will depend in part upon our ability to develop and introduce a variety of new capabilities and innovations to our existing charging and energy storage solutions, as well as introduce a variety of new products and services to address the changing needs of the EV charger market.
As EV technologies change, we may need to upgrade or adapt our charging technologies and introduce new products and services in order to serve vehicles that have the latest technology, in particular battery technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected.
We cannot guarantee that any new products or services will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products or services that meet customer requirements could damage our relationships with customers and lead them to seek alternative products or services. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to use our competitors’ products or services.
If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses and our business, results of operations, financial condition and prospects will be adversely affected.
We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.
We have developed a diversified revenue model and plan to explore additional opportunities to monetize our customer base and technology by, for example, promoting a new monetization model for our NZS chargers. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth. Specifically, in order to increase the number of our customers and their levels of spending, we will need to address a number of challenges, including providing consistent quality products and services; continuing to innovate and stay ahead of our competitors; and improving the effectiveness and efficiency of our sales and marketing efforts. If we fail to address any of these challenges, we may not be successful in increasing the number of our customers and their expenditures with us, which could have a material adverse impact on our business, results of operations, financial condition and prospects.
We currently face competition from a number of companies and expect to face significant competition in the future as the EV charger market develops.
The EV charger industry is relatively new, and the competitive landscape is still developing. Successfully penetrating large emerging EV markets, such as Europe and the United States, will require early engagement with customers to gain market share, and ongoing efforts to scale channels, teams and processes. Our potential entrance into additional markets may require establishing ourselves against existing competitors. In addition, there are multiple competitors in Europe and the United States that could begin selling and commissioning chargers of lower quality which, in turn, may cause poor driver experiences, hampering overall EV adoption or trust in EV charger manufacturers.

We believe that we are differentiated from current publicly listed EV charger competitors in that we offer charging and energy storage solutions. However, there are other means for charging EVs and the continued or future adoption of such other means could affect the demand for our products and services.
Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.
New competitors or alliances may emerge in the future that have greater market share, more widely adopted technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, even if our offerings are more effective and of higher quality than those of our competitors, current or potential customers may accept competitive solutions. If we fail to adapt to EV charger market conditions or continue to compete successfully with current charging providers or new competitors, our growth will be limited which would adversely affect our business, results of operations, financial condition and prospects.
Our future revenue growth will depend in significant part on our ability to increase sales of our products to our customers.
Our future revenue growth will depend in significant part on our ability to increase sales of our products to our customers. As we compete with a large and growing number of EV charger solution providers, we have invested in branding, sales and marketing to acquire and retain customers and increase their spending in our products. If we are unable to increase sales of our products, our profitability could be adversely affected.
We incurred selling and marketing expenses of US$2.4 million, US$3.5 million, US$1.7 million and US$2.5 million in 2021, 2022, and the six months ended June 30, 2022 and 2023, respectively. We expect to continue to invest to acquire new customers and increase sales to existing ones, but there is no assurance that we can attract new customers or that our existing customers will stay with us. Any failure to attract and retain customers in the future would adversely affect our business, results of operations, financial condition and prospects.
We rely on a limited number of suppliers and OEMs of certain key components for our products, such as batteries. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect our business, results of operations, financial condition and prospects.
We rely on a limited number of suppliers and OEMs to manufacture components for our products. This reliance on a limited number of suppliers and OEMs increases our risks, since we do not currently have proven reliable alternative or replacement suppliers and OEMs for certain components beyond these key parties, and in some cases replacing the suppliers or OEMs would require re-certification of the chargers by relevant regulatory authorities. A catastrophic loss of the use of one or more of our OEMs due to pandemics, including the COVID-19 pandemic, accident, fire, explosion, labor issues, extreme weather events, natural disasters, condemnation, cyberattacks, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on their production capabilities. In addition, unexpected failures, including as a result of power outages or similar disruptions outside of our control, could result in production delays or the loss of components or products in the equipment or machinery at the time of such failures. In the event of a supply shortage or major shipping disruption, we may not be able to increase capacity from other sources, or develop alternate or secondary sources, without incurring material additional costs and substantial delays. For more information, see “Risk Factors — Risks Related to Our International Operations — We face risks associated with our international operations and supply chain, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.”

Thus, our business could be adversely affected if one or more of our suppliers is impacted by any supply shortages, price increases, or manufacturing, shipping or regulatory disruptions.
If we experience a significant increase in demand for our products, or if we need to replace an existing supplier or OEM, it may not be possible to supplement or replace them on acceptable terms or at all, which may undermine our ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify an OEM that has the capability and resources to produce batteries in sufficient volume. Identifying suitable suppliers and OEMs could be an extensive process that requires us to become satisfied with their component or sub-assembly specifications, quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical or environmental, social and governance practices. Accordingly, a loss of any significant suppliers or OEMs could have an adverse effect on our business, results of operations, financial condition and prospects.
We are dependent on a limited number of significant customers for a substantial portion of our revenues. The loss of any such customer, or a reduction in revenue generated from any such customer could have a material adverse effect on our business, results of operations, financial condition and prospects if they are not replaced by another large sales order.
We are, and may continue to be, dependent on a limited number of significant customers for a substantial portion of our revenue. For example, in 2021, 2022, and the six months ended June 30, 2022 and 2023, revenue generated from our largest customer accounted for 32%, 63%, 64% and 42% of our total revenues for the same periods, respectively. We cannot be certain that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate similar revenues in any future period. We may lose one or more of our significant customers due to various factors, including but not limited to increased competition, material changes in such customers’ operations, breach of contract or policy, and any deterioration in our relationship with such customers. The loss or reduction in revenues generated from significant customers, any reduction, delay or cancellation of orders from one or more of our significant customers, or a decision by one or more of our significant customers to select products or services provided by a competitor, would significantly and negatively impact our business, results of operations, financial condition and prospects. Additionally, the failure of our significant customers to pay their current or future outstanding balances would increase our operating expenses and reduce our cash flows.
We may be adversely affected by foreign currency fluctuations.
We routinely transact business in currencies other than the U.S. dollar. Additionally, we maintain a portion of our cash and investments in currencies other than the U.S. dollar and may, from time to time, experience losses resulting from fluctuations in the values of these foreign currencies, which could cause our reported net earnings to decrease, or could result in a negative impact to shareholders’ deficit. In addition, failure to manage foreign currency exposures could cause our results of operations to be more volatile. Adverse, unforeseen or rapidly shifting currency valuations in our key markets may magnify these risks over time.
Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.
Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We rely on our sales and marketing teams to obtain new customers and grow our business. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to sales and marketing activities does not generate a significant increase in revenue.
If we fail to offer high-quality products and services, or fail to maintain high availability of our products or services and strong user experience, our business and reputation will suffer.
We offer a portfolio of customizable and environment-friendly products and comprehensive services catering to different and evolving needs in the EV era. Rapid and high-quality customer services is important so customers can receive reliable charging for their EVs. The importance of high-quality products and services will increase as we seek to expand our business and pursue new customers and geographies. If we do not quickly resolve issues and provide high-quality products and services, our ability to retain customers or sell additional products and services to existing customers could suffer and our brand and reputation could be harmed.
If a safety issue occurs with our products, or similar products from another manufacturer, there could be adverse publicity around our products or the safety of EV chargers generally, which could adversely affect our business, results of operations, financial condition and prospects.
Manufacturers of EV chargers, including us, may be subject to claims that their products have malfunctioned and, as a result, persons were injured and/or property was damaged. For example, under certain circumstances, including improper charging, lithium-ion batteries have been observed to catch fire or vent smoke and flames. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could result in negative publicity and reputational harm, which could adversely affect our business, results of operations, financial condition and prospects.
Any delay in achieving our manufacturing expansion plans could impact revenue forecasts associated with these facilities.
We presently intend to establish new manufacturing facilities in the United States. Our ability to fund the completion of the project may depend on our ability to obtain enough cash flow from our operations, which may not materialize or be available at the needed levels, or other sources of funding, which may not be available at acceptable rates or at all. In addition, completion of the project could be delayed due to factors outside of our control, including equipment delivery delays and other shipping delays or interruptions, delays in customs processing, delays in obtaining regulatory approvals, work stoppages, imposition of new trade tariffs, unusual weather conditions and impacts of health pandemics. Any delays in completion of these projects could impact revenue forecasts associated with the expanded facilities and could adversely affect our business, results of operations, financial condition and prospects.
Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which could adversely affect our business, results of operations, financial condition and prospects.
Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and may occur on our systems. Any attempts by cyberattackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyberattacks. Even with the security measures implemented by us, such as managed security services that are designed to detect and protect against cyberattacks, and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyberattackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.
We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable us to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyberattack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect our business and financial results.
We face risks related to health pandemics, including the COVID-19 pandemic, which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Health pandemics may have a material adverse effect on our business, results of operations, financial condition and prospects. For example, during the outbreak of COVID-19, the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers was disrupted and a decrease in vehicle sales, including EV sales, occurred in markets around the world, which resulted in the decrease in the accompanying demand for our chargers. The negative impact for EVs may in turn harm our business, results of operations, financial condition and prospects.
The COVID-19 pandemic also impacted our operations through supply chain and shipping constraints. We experienced delays in charger manufacturing and delivery, and increase in prices of some components, chips and shipping caused by COVID-19 and any resurgences, especially in the first quarter of 2022. In addition, the spread of COVID-19 has adversely affected our employees and operations and the operations of our customers, suppliers, and business partners and negatively impact demand for EV charging. As of the date of this prospectus, the COVID-19 pandemic has not resulted in a material adverse impact on our supply chain or business operations.
Nonetheless, in the event of a re-occurrence or outbreak of any health pandemics, and if we cannot effectively mitigate the risks posed by such health pandemics, our operations will be negatively impacted. Health pandemics could limit the ability of customers, suppliers, and utilities to perform, including third-party suppliers and OEMs’ ability to provide components used in chargers, which may have an adverse impact on our business.
We may need to raise additional funds, and these funds may not be available when needed or may be available only on unfavorable terms.
We may need to raise additional capital in the future to further scale our business and expand to additional markets. We may raise additional funds through the issuance of equity, equity-related or debt securities, through obtaining credit from government or financial institutions or through grant funding. We cannot be certain that additional funds or incentives will be available on favorable terms when required, or at all, or that we will be able to obtain additional funds under various existing and new state and local programs in the future. If we cannot raise additional funds when needed, our business, results of operations, financial condition and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. In addition, to the extent we raise funds through the sale of additional equity securities, our shareholders would experience additional dilution.
We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.
We maintain insurance policies to safeguard against risks and unexpected events, such as social security insurance for our employees as required by PRC law. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.
Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business, results of operations, financial condition and prospects.
Our financial performance is affected by the availability of qualified personnel and the cost of labor. An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers, OEMs or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. Although our employees are not represented by a union, its labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs. The competition for skilled research and development, manufacturing, sales and other personnel is intense in the regions in which our operation covered. A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay, or both. Additionally, potential employees may seek remote work options that are unavailable for certain positions. If we are unable to hire and retain skilled research and development, manufacturing, sales and other personnel, our ability to execute our business plan, and our business, results of operations, financial condition and prospects, would suffer.
If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.
Our success depends, in part, on our continuing ability to identify, hire, attract, train and develop and retain highly qualified management, technical, engineering and sales personnel. The inability to do so effectively would adversely affect our business.
Competition for key employees can be intense, and the ability to attract, hire and retain them depends on our ability to provide competitive compensation, culture and benefits. We may not be able to attract, assimilate, develop or retain qualified management, technical, engineering and sales personnel in the future, and failure to do so could adversely affect our business, results of operations, financial condition and prospects, including the execution of our global business strategy.
Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV charger market and thus the demand for our products and services.
As regulatory initiatives have required an increase in the mileage capabilities of cars and consumption of renewable transportation fuels, such as ethanol and biodiesel, consumer acceptance of EVs and other alternative vehicles has been increasing. However, the EV fueling model is different from gasoline and other fuel models, requiring behavior changes and education of businesses, consumers, regulatory bodies, local utilities, and other stakeholders. Further developments in, and improvements in affordability of, alternative technologies, such as renewable diesel, biodiesel, ethanol, hydrogen fuel cells or compressed natural gas, proliferation of hybrid powertrains involving such alternative fuels, or improvements in the fuel economy of the internal combustion engine vehicles, whether as the result of regulation or otherwise, may materially and adversely affect demand for EVs and EV chargers in some market verticals. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. Local jurisdictions may also impose restrictions on urban driving due to congestion, which may prioritize and accelerate micromobility trends and slow EV adoption growth. If any of the above cause or contribute to automakers reducing the availability of EV models or cause or contribute to consumers or businesses to no longer purchase EVs or purchase fewer of them, it would harm the demand for our products and services, thus materially and adversely affect our business, results of operations, financial condition and prospects.
The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.
We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will issue with respect to our currently pending patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Our currently issued patents and any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future trademark registrations will be issued with respect to pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.
We endeavor to enter into agreements with our employees and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed.
Furthermore, effective patent, copyright, trademark, and trade secret protection may not be available in every country. In addition, the legal scope of protection of intellectual property rights in EV-related industries is uncertain and still evolving.
We may need to defend against intellectual property infringement or misappropriation claims or challenge the patents of our competitors, which may be time consuming and expensive.
From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or successfully combat other legal demands by competitors or other third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation or arbitration will not occur, and such licenses and associated disputes could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon or misappropriated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. Further, we may be forced to challenge the patents of our competitors, either in conjunction with defending an infringement claim or separately, in order to protect our rights to sell our current and future products. If we were required to take one or more such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected. In addition, any litigation or other disputes, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management’s attention.
We expect to incur research and development costs and devote significant resources to our research and development efforts, which could significantly reduce our profitability.
Our future growth depends on penetrating new markets, adapting existing products to new customer requirements, and introducing new products that achieve market acceptance. In 2021, 2022, and the six months ended June 30, 2022 and 2023, we incurred research and development expenses of US$1.7 million, US$2.8 million, US$1.3 million and US$1.7 million, respectively. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. Further, our research and development program may not produce successful results, and products in our product roadmap may not achieve market acceptance, create additional revenue or become profitable.

Our technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.
We may be subject to claims that chargers have malfunctioned and persons were injured or purported to be injured due to latent defects. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party suppliers or OEMs, such suppliers or OEMs may not assume responsibility for such malfunctions. Any of these events could adversely affect our brand reputation, and thus adversely affect our business, results of operations, financial condition and prospects.
Our software system may contain latent defects or errors. In addition, if our products and services, including any upgrades or updates, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result. Any defects or errors in product or service offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, results of operations, financial condition and prospects:
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expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

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loss of existing or potential customers or partners;

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interruptions or delays in sales;

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equipment replacements and product recalls;

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delayed or lost revenue;

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delay or failure to attain market acceptance;

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delay in the development or release of new functionality or improvements;

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negative publicity and reputational harm;

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exposure of confidential or proprietary information;

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diversion of development and customer service resources;

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breach of warranty claims;

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legal claims under applicable laws, rules and regulations; and

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expenses and risks of litigation.

We also face the risk that any contractual protections we seek to include in our agreements with customers are rejected, not implemented uniformly or may not fully or effectively protect from claims by customers, business partners or other third parties. In addition, any insurance coverage or indemnification obligations of suppliers for our benefit may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, results of operations, financial condition and prospects. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.
Failure to comply with data protection laws and regulations may adversely affect our business.
National and local governments and agencies in the countries in which we operate and in which our customers operate have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, disclosure, and other processing of information regarding customers and other individuals, which could impact our ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security, and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe. The costs of compliance with, and other burdens imposed by, laws, regulations, standards, and other obligations relating to privacy, data protection, and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with suppliers that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of our solutions, reduce overall demand, lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. Moreover, if we or any of our employees fail or are believed to fail to adhere to appropriate practices regarding customers’ data, our reputation and brand may be damaged.
Additionally, existing laws, regulations, standards, and other obligations may be interpreted in new and differing manners in the future and may be inconsistent among jurisdictions. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for noncompliance, and limitations on data collection, use, disclosure, and transfer for us and our customers. The European Union and United States agreed to several framework agreements for data transferred from the European Union to the United States, but these framework agreements have been challenged and declared invalid by the Court of Justice of the European Union each time. Currently, there is no valid framework agreement for data transfers from the European Union to the United States, and vice versa, thereby creating additional legal risks for us. Additionally, the European Union adopted the GDPR in 2016, and it became effective in May 2018. The GDPR establishes requirements applicable to the handling of personal data and imposes penalties for noncompliance of up to the greater of €20 million or 4% of worldwide revenue. The costs of compliance with, and other burdens imposed by, the GDPR may limit the use and adoption of our products and services and could have an adverse impact on our business.
The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection, and information security that are applicable to the businesses of customers may adversely affect our ability and willingness to handle, store, use, transmit and otherwise process certain types of information, such as demographic and other personal information. In addition to government activity, privacy advocacy groups, the technology industry, and other industries have established or may establish various new, additional, or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that we will meet voluntary certifications or adhere to other standards established by them or third parties. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business.
Our results of operations and financial condition are likely to fluctuate in future periods, which could cause our results for a particular period to fall below expectations, resulting in a decline in the price of our ADSs.
Our financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control.
In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:
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the timing and volume of new sales;

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the timing of new charger rollouts;

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weaker than anticipated demand for our products and services, whether due to changes in government incentives and policies or due to other conditions;

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fluctuations in sales and marketing, business development or research and development expenses;

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supply chain interruptions and manufacturing or delivery delays;

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the timing and availability of new products and services relative to customers’ and investors’ expectations;

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the impact of COVID-19 on our workforce, or those of our customers, suppliers, or business partners;

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disruptions in sales, production, service or other business activities or our inability to attract and retain qualified personnel;

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unanticipated changes in local or foreign government incentive programs, which can affect demand for EVs;

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seasonal fluctuations in driving patterns.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our ADSs.
Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect our after-tax profitability and financial results.
We are currently subject to income taxes in Europe, the United States and China. With the expansion of our business, we may also in the future become subject to income taxes in other foreign jurisdictions. Our effective income tax rate could be adversely affected by a number of factors, including changes in deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction and changes in our operating results before taxes. We plan to regularly assess these matters to determine the adequacy of our tax liabilities. If any of our assessments are ultimately determined to be incorrect, our business, results of operations, financial condition and prospects could be materially adversely affected.
Due to the complexity of multinational tax obligations and filings, we may have a heightened risk related to audits or examinations by taxing authorities in the jurisdictions in which we operate. Outcomes from these audits or examinations could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.
We have identified one material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting in accordance with the requirements applicable to a U.S. public company. In connection with the audit of our consolidated financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address such weakness and deficiencies in our internal control over financial reporting. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.
The EV charger market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset our operating cost. The reduction, modification or elimination of such benefits could adversely affect our financial results.
The governments in the jurisdictions in which we operate provide incentives to end users and purchasers of EV chargers in the form of rebates, tax credits, and other financial incentives, such as payments for regulatory credits. The EV charger market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EV chargers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. If we are not eligible for grants or other incentives under such programs, while our competitors are, it may adversely affect our competitiveness or results of operation.
We may grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profitability.
We adopted the 2023 Share Incentive Plan, or the 2023 Share Plan, in June 2023 for the purpose of granting share-based compensation awards to our key employees, directors, and other eligible persons. As of the date of this prospectus, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to the 2023 Share Incentive Plan is 150,000,000 ordinary shares, and all share awards for an aggregate of 150,000,000 ordinary shares have been granted pursuant to the 2023 Share Plan. See “Management — Share Incentive Plan.”

We believe the granting of share-based compensation awards is important to our ability to attract and retain key personnel and employees, and we may grant share-based compensation awards in the future. As a result, we may incur expenses associated with share-based compensation, which may have a material and adverse effect on our financial condition and results of operations. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees. In case we decide to reserve and issue additional shares under our share incentive plan, your interests in our Company will be further diluted by such issuance.
We may face certain liquidity risks. We have recorded negative cash flows from operating activities historically and may experience liquidity problems in the future.
We have recorded negative cash flows from operating activities historically. In 2021, 2022 and the six months ended June 30, 2022 and 2023, we recorded negative cash flow of US$6.5 million, positive cash flow of US$0.8 million, negative cash flow of US$0.9 million and negative cash flow of US$3.2 million, respectively, from operating activities. As of June 30, 2023, we had US$7.3 million in cash and cash equivalents and US$0.1 million in restricted cash. We cannot assure you that we will not experience cash outflows in the future, which may adversely affect our business, financial condition, results of operations and prospects.
We cannot assure you that we will not experience working capital deficiencies or accumulated deficits in the future, which could expose us to liquidity risks. If we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure, and our business, financial condition, results of operations and prospects will be adversely affected.
RISKS RELATED TO REGULATIONS
There are uncertainties regarding the interpretation and enforcement of laws, rules and regulations in the jurisdictions in which we operate. In addition, such laws, rules and regulations are continually evolving.
We are subject to differing and sometimes conflicting laws and regulations in the various jurisdictions in which we operate, and because the laws, rules and regulations often give the relevant regulator discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations also involve uncertainties. In addition, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. For example, as the EV charger industry is relatively new, laws and regulations in this industry are still evolving. Any failure or perceived inability to comply with current or future laws, regulations, standards, and other obligations, to the extent applicable to us, may lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance.
The PRC government may promulgate new laws and regulations that could impact our operations from time to time. Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.
The PRC government has oversight and discretion over the conduct of our business and may intervene with or influence our operations by adopting new laws and regulations as the government deems appropriate to achieve further regulatory and societal goals. The PRC government has published relevant policies that affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, results of operations and prospects.
Our PRC operating subsidiaries are incorporated under and governed by the laws and regulations of the PRC. However, since the PRC legal system continues to evolve rapidly and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business, we cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations. For example, recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, strengthening supervision on overseas listings by China-based companies, adopting new measures to extend the scope of cybersecurity reviews and data security protection, and expanding the efforts in anti-monopoly enforcement.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities, similar to relevant agencies of other jurisdictions, have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies and other forms of guidance. As a result, we may also need to adjust our operations from time to time following guidance provided by competent governmental agencies, and we may be found in violation and be subject to penalties for any historical or ongoing non-compliances. These uncertainties may adversely affect our contractual, property and procedural rights, which could adversely affect our business, financial condition, results of operations and prospects.
Moreover, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation may be time-consuming and result in additional costs and diversion of our resources and management’s attention.
The approval, filing or other administrative requirements of the China Securities Regulatory Commission or other PRC government authorities may be required in connection with this offering under PRC law. Furthermore, the PRC government has recently promulgated laws and regulations on overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation or the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective on September 8, 2006, which were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the scope and applicability of the M&A Rules to offshore special purpose vehicles remain subject to further clarifications from regulators.
We are subject to certain CSRC filing requirements. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant guidelines on the application of Overseas Listing Trial Measures, effective on March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. Pursuant to Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. The “indirect overseas offering or listing” of PRC domestic companies refers to such securities offering or listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering or listing shall be determined as an indirect overseas offering or listing by a domestic company: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in PRC, or its main place(s) of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the guidelines on the application of Overseas Listing Trial Measures, where an issuer submits a confidential application for offering and listing to competent overseas regulators, such issuer may submit an explanation to the CSRC at the time of filing and apply for postponement of publication of the filing information, and such issuer shall notify the CSRC within three business days after the application documents for offering and listing are published overseas. We have submitted the relevant filing documents with the CSRC in connection with this offering. However, we cannot guarantee we will be able to complete this filing or meet relevant requirements from the CSRC in a timely manner or at all. Failure to complete the filing in accordance with the Overseas Listing Trial Measures may subject us to an order for rectification, a warning and a fine of RMB1.0 million to RMB10.0 million, and our personnel directly in charge and other personnel with direct responsibility may be warned, fined or subject to other disciplinary measures as set forth in the Overseas Listing Trial Measures, which could have a material and adverse effect on our reputation, and our business, financial condition, results of operations and prospects. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of our ordinary shares offered thereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our ordinary shares and the ADSs.
In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise enhance the regulations on PRC companies seeking overseas offering or listing. In addition to the aforementioned filing procedures with the CSRC, if the CSRC or other PRC regulatory authorities subsequently determines that we need to obtain their approval or complete other administrative procedures for this offering, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete other required administrative procedures for this offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such required administrative procedures for this offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and other penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to offer or continue to offer securities to investors.
We may become subject to cybersecurity review by the CAC in the future.
The Revised Cybersecurity Review Measures provide that an online platform operator, which possesses personal information of at least one million users, must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. We do not expect to possess over one million users’ personal information prior to the completion of this offering. Based on existing PRC laws and regulations and our communication with the relevant PRC authority, as advised by Fangda Partners, our PRC legal counsel, we do not believe that we are subject to the cybersecurity review by the CAC in connection with this offering. As of the date of this prospectus, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Revised Cybersecurity Review Measures, and we have not received any warnings or sanctions in such respect or any regulatory objections to this offering from any regulatory authorities. However, we cannot assure you that the CAC would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Revised Cybersecurity Review Measures, or if other regulations promulgated in relation to the Revised Cybersecurity Review Measures are deemed to apply to us, our securities offerings in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely manner or at all, which could materially and adversely affect our business, financial condition, results of operations and prospects.
The audit report included in this prospectus is prepared by an auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.
Our auditor, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such firms’ compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. If in the future, the PCAOB again concludes that it is unable to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to conduct audit work, we and our investors in our ADSs would be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of accounting firms registered with the PCAOB in China in the past makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in the quality of work performed by our independent registered public accounting firm and the company’s financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect and investigate completely auditors located in China. The prohibition from trading our ADSs, or the threat of their being prohibited from trading, may cause the value of our ADSs to significantly decline or be worthless.
Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm from a jurisdiction where the PCAOB is unable to conduct inspections and investigations for two consecutive years, the SEC will prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F after becoming a public company.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer after we file our annual report on Form 20-F after becoming a public company. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB were unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China for two consecutive years in the future. In the event of such prohibition, our securities could potentially be delisted by the [NYSE/Nasdaq].
If our ordinary shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ordinary shares will develop outside the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations, financial condition and prospects.
Regulatory requirements on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government exerts oversight on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a considerable portion of our revenues in Renminbi. Under our current corporate structure, we mostly rely on dividend payments from our subsidiaries, including our PRC subsidiaries, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may restrict access to foreign currencies for current account transactions in the future. If the regulations on foreign exchange prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.
PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. We also face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In addition, pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on their ability to exercise their stock options or remit proceeds gained from sale of their stock into the PRC.
We have requested shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands company and are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. In addition, concerning the uncertainty of the application of SAFE Circular 37, some of our current beneficial owners who are PRC residents may not be able to complete or update their SAFE registrations to address the changes of their offshore interest in a timely manner, or at all. Any failure or inability by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.
In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units vest, will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of the ADSs or shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.
On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.
Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.
If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which was amended on 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC.
We do not believe our company or any of our subsidiaries outside the PRC are PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company (or any of our subsidiaries outside China) is a PRC resident enterprise for enterprise income tax purposes, our company (or such subsidiaries) will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including ADS holders) that are non-resident enterprises. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including ADS holders) and any gain realized on the sale or other disposition of ADSs or ordinary shares by such shareholders (including ADS holders) may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.
RISKS RELATED TO OUR INTERNATIONAL OPERATIONS
We face risks associated with our international operations and supply chain, including unfavorable regulatory, political, tax, labor, pandemic and market conditions and other risks, which could adversely affect our business, results of operations, financial condition and prospects.
We are and will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to expand on a global basis, and require significant management attention. These risks include:
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difficulty in staffing and managing foreign operations;

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difficulties in attracting customers and users in new jurisdictions;

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the Europe, U.S., China and foreign government taxes, regulations, and permit requirements;

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fluctuations in foreign currency exchange rates and interest rates;

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the Europe, U.S., China and foreign government trade restrictions, tariffs, and price or exchange controls;

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compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our services and products in certain international markets;

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attract, recruit, and retain talents internationally;

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the Europe, U.S., China and foreign labor laws, regulations, and restrictions;

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the Europe, U.S., China and foreign laws, regulations, and restrictions related to constructions, environment protection, real properties, and intellectual properties;

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changes in diplomatic and trade relationships;

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political instability, natural disasters, war or events of terrorism; and

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the strength of international economies

If we fail to successfully address these risks, our business, results of operations, financial condition and prospects could be materially harmed.
Changes to trade policy, tariffs, and import/export regulations may adversely affect our business, results of operations, financial condition and prospects.
Changes in global political, regulatory and economic conditions, or in laws and policies governing foreign trade, manufacturing, development, and investment in the territories or countries where we currently purchase components, seek to offer our solutions, or conduct our business, could adversely affect our business, results of operations, financial condition and prospects. The U.S. has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. A number of other nations have proposed or instituted similar measures directed at trade with the United States in response. In addition, additional sanctions or comparable trade barriers as regards China are under discussion by the EU and the German legislator. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect our business. It may be time consuming and expensive for us to alter our business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.
As we expand our operations to international markets, we may become subject to various restrictions under applicable export control laws and regulations. Changes in our solution offerings, technologies, or changes in export and import laws, may delay the introduction and growth of our business in international markets, prevent our customers with international operations from using our services or, in some cases, prevent the access or use of our services to and from certain countries, governments, persons, or entities altogether. Further, any change in export or import regulations or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technology targeted by such regulations could result in decreased use of our services or in our decreased ability to export or sell our services to existing or potential customers with international operations. Any decreased use of our services or products or limitation on our ability to export or sell our services or products would likely harm our business, results of operations, financial condition and prospects.

Our products are subject to numerous standards and regulations which may materially and adversely affect our business, results of operations, financial condition and prospects. The current lack of certainty and alignment in international standards and regulations may lead to multiple production variants of the same product, products failing customer testing, retrofit requirements for already fielded products, litigation with customers facing retrofit expenses, additional test and compliance expenses and further unexpected costs, and we may not be able to comply with new standards and regulations on a competitive timeline or at all.
Emerging industry standards for EV chargers, coupled with utilities and other large organizations mandating their own adoption of specifications that may not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction. Countries may also establish conflicting standards and regulations, increasing product development and compliance costs, delaying deliveries to customers and reducing profitability by introducing additional complexity and lack of standardization of production processes.
Further, should regulatory bodies later impose a standard that is not compatible with our infrastructure, we may incur significant costs to adapt our business model to the new regulatory standard, which may require significant time and, as a result, may have a material adverse effect on our business, results of operations, financial condition and prospects.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws.
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct the majority of our operations in markets such as Europe, North America and Asia. In addition, some of our senior executive officers reside within these jurisdictions for a significant portion of the time and some of them are nationals of such countries. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons outside the United States.
The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoing. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.
RISKS RELATED TO OUR ADSS AND THIS OFFERING
An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.
We have been approved to list our ADSs on the [NYSE/Nasdaq]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs, and may not be able to resell ADSs at or above the price they paid, or at all.
We will incur additional costs as a result of being a public company.
After becoming a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the [NYSE/Nasdaq], may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.
Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Germany that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
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variations in our net revenues, earnings and cash flows;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new offerings, solutions and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our services or our industry;

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announcements of new regulations, rules or policies relevant to our business;

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additions or departures of key personnel;

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our controlling shareholder’s business performance and reputation;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.
In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
The initial public offering price of the ADSs is substantially higher than the net tangible book value per ADS. Therefore, if you purchase the ADSs in this offering, you will pay a price per ADS that substantially exceeds our pro forma net tangible book value per ADS after this offering. Based on the initial public offering price of $      per ADS, you will experience immediate dilution of $      per ADS, representing the difference between our pro forma net tangible book value per ADS after giving effect to this offering at the initial public offering price. See “Dilution” for more details.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, or no analysts publish reports on us at all, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.
The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.
Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be ADSs (representing       ordinary shares) issued and outstanding immediately after this offering, or       ADSs (representing       ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our directors, executive officers, existing shareholders and holders of share-based awards have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
Techniques employed by short sellers may drive down the market price of our ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of the listed companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ADSs could be greatly reduced or even rendered worthless.
Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for a return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.
Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in our ADSs, and you may even lose your entire investment in our ADSs.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the Company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
In addition, we conduct our business operations in multiple jurisdictions in addition to the United States. The SEC, the U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers. Additionally, our public shareholders may have limited rights and few practical remedies in the other jurisdictions where we operate, as shareholder claims that are common in the United States, including class action suits based on securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many other jurisdictions.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company with limited liability with no business operations and substantially all of our assets are located outside the United States. Most of our current operations are conducted in Germany. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws, see “Enforceability of Civil Liabilities.”
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
[The deposit agreement governing our ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and our ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in our ADSs.
If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under U.S. federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or our ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.]
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying our ADSs.
As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying our ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. [Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the ordinary shares underlying our ADSs.] Upon receipt of your voting instructions, the depositary may try to vote the ordinary shares underlying our ADSs in accordance with your instructions. If we request the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you cancel our ADSs and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying our ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. [In addition, under our amended and restated articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying our ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.] Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying our ADSs are voted and you may have no legal remedy if the shares underlying our ADSs are not voted as you requested.
You may be subject to limitations on the transfer of our ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains, and certain rents and royalties. Cash and cash equivalents are generally treated as passive assets. Goodwill generally is treated as an active asset to the extent associated with activities that generate active income.
Based on the expected composition of our income and assets and the estimated value of our assets, including goodwill, which is based in part on the expected price of our ADSs and ordinary shares in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in part by reference to our market capitalization, which could be volatile). Because following this offering we are expected to hold a substantial amount of cash, we may be or become a PFIC for any taxable year if our market capitalization declines or fluctuates significantly. Accordingly, we cannot assure U.S. investors in our ADSs or ordinary shares that we will not be a PFIC for the current or any future taxable year.
If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased taxes on gains and certain distributions as well as reporting requirements. U.S. investors should consult their tax advisers regarding our possible status as a PFIC. See “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;

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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE/Nasdaq]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] corporate governance listing standards.
As an exempted company incorporated in the Cayman Islands and listed on the [NYSE/Nasdaq], we are subject to corporate governance listing standards of [NYSE/Nasdaq]. However, [NYSE/Nasdaq] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. [We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the [NYSE/Nasdaq] that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) regularly scheduled executive sessions with only independent directors each year.] To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under [NYSE/Nasdaq] corporate governance listing standards applicable to U.S. domestic issuers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:
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our goals and strategies;

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our expected development and introduction, and market acceptance, of our products and services;

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our future business development, financial condition and results of operations;

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the expected growth in, and market size of, the global EV charger industry;

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expected changes in our revenue, costs or expenditures;

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our expectations regarding demand for and market acceptance of our brand, products and services;

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our expectations regarding growth in our customers and level of engagement;

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our ability to attract, retain and monetize our customer base;

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our ability to continue to develop new technologies and/or upgrade our existing technologies;

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our expectation regarding the use of proceeds from this offering;

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growth of and trends of competition in our industry;

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government policies and regulations relating to our industry; and

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general economic and business conditions of the markets in which we have businesses.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
We expect to receive total estimated net proceeds from this offering of approximately US$      million, or approximately US$      million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for the following purposes:
•
approximately 30% for investment in our planned new manufacturing facility in Texas, including expenditures in land leases, construction and renovation, procurement of equipment, among others.

•
approximately 30% for research and development, especially the development of energy management and battery management technologies;

•
approximately 25% for our global market expansion; and

•
approximately 15% to supplement our working capital for general corporate purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

DIVIDEND POLICY
We have not previously declared or paid any cash dividend or dividend in kind. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our ordinary shares underlying our ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
We are a company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. We rely on a combination of dividend payments from our subsidiaries in markets we operate. Regulations in local jurisdictions where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us.
See Regulation — PRC — Regulations Relating to Foreign Exchange and Dividend Distribution — Regulations on Dividend Distributions,” and “Risk Factors — Risks Related to Our ADSs and This Offering — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for a return on your investment.”

CAPITALIZATION
The table below sets forth our capitalization as of June 30, 2023:
•
on an actual basis;

•
on a pro forma basis reflect (i) the automatic conversion of all of our outstanding preference shares into ordinary shares upon the completion of this offering, and (ii) the vesting of the 150,000,000 ordinary shares under the 2023 Share Incentive Plan and the related unrecognized share-based compensation expense of US$7,457,000 as of June 30, 2023, to be recognized as general and administrative expenses in August 2023; and

•
on a pro forma as adjusted basis to give effect to (i) the automatic conversion of all of our outstanding preference shares into ordinary shares upon the completion of this offering, (ii) the vesting of the 150,000,000 ordinary shares under the 2023 Share Incentive Plan and the related unrecognized share-based compensation expense of US$7,457,000 as of June 30, 2023, to be recognized as general and administrative expenses in August 2023, and (iii) the issuance and sale of                 ordinary shares in the form of ADSs by us in this offering, and the receipt of approximately US$      million in estimated net proceeds, considering an offering price of US$      per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of June 30, 2023
	Actual	Pro forma	Pro forma as adjusted(1)
	US$	US$	US$
Mezzanine Equity
Total mezzanine equity	38,465,963	—
OWNERS’ DEFICIT
Ordinary shares (US$0.00001 par value; 3,728,605,400 shares authorized, 656,200,500 shares issued and outstanding on an actual basis; 2,077,595,100 shares issued and outstanding on a pro forma basis, 2,077,595,100 shares issued and outstanding on a pro forma as adjusted basis)	6,562	20,776
Series Seed preference shares (US$0.00001 par value; 175,050,000 shares authorized, issued and outstanding on an actual basis; nil shares issued and outstanding on a pro forma basis, nil shares issued and outstanding on a pro forma as adjusted basis)	2,000,000	—
Additional paid-in capital	—	47,908,749
Accumulated other comprehensive income	1,737,397	1,737,397
Accumulated deficit	(29,651,618)	(37,108,618)
Total shareholders’ equity (deficit)	(25,907,659)	12,558,304
Total mezzanine equity and shareholders’ equity (deficit)	12,558,304	12,558,304

Note:

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
The discussion above does not take into consideration the impact after June 30, 2023 resulting from (i) the future conversion of the convertible notes and the future exercise of the outstanding Series B+ warrants to subscribe for certain numbers of Series B+ redeemable preference shares, and (ii) the future exercise of the warrants held by an affiliate of SPD Silicon Valley Bank to subscribe for certain numbers of ordinary shares in connection with the short-term bank borrowings from SPD Silicon Valley Bank. See “Description of Share Capital — History of Securities Issuance — Warrants” and Note 10 to the Consolidated Financial Statements appended to this prospectus for details.

DILUTION
If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of June 30, 2023 was approximately negative US$26.0 million, or negative US$0.04 per ordinary share and US$      per ADS. Net tangible book value represents the amount of our consolidated assets, less intangible assets, the amount of our total consolidated liabilities and total mezzanine equity. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary share.
Without taking into account any other changes in such net tangible book value after June 30, 2023, other than to give effect to (i) the conversion of all of our preference shares into ordinary shares on a one-to-one basis which will occur automatically immediately prior to the completion of this offering and (ii) our issuance and sale of ordinary shares represented by the                 ADSs offered in this offering at an assumed initial public offering price of US$      per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been approximately US$      million, or US$      per ordinary share and US$      per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share, or US$      per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:
	Per Ordinary Share	Per ADS
Initial public offering price	US$	US$
Net tangible book value as of June 30, 2023	US$(0.04)	US$
Pro forma net tangible book value after giving effect to (1) the automatic conversion of all of our outstanding preference shares and (2) the vesting of our unvested shares as of June 30, 2023	US$0.02	US$
Pro forma net tangible book value as adjusted to give effect to (1) the automatic conversion of all of our outstanding preference shares, (2) the vesting of our unvested shares as of June 30, 2023 and (3) this offering
	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$
The following table summarizes, on a pro forma basis as of June 30, 2023, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$      per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the ordinary shares underlying our ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.
	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
Amount (in thousands of US$)
	Number	Percent		Percent	US$	US$
Existing shareholders
New investors
Total
The pro forma information discussed above is illustrative only.

The discussion above does not take into consideration the impact after June 30, 2023 resulting from (i) the future conversion of the convertible notes and the future exercise of the outstanding Series B+ warrants to subscribe for certain numbers of Series B+ redeemable preference shares, and (ii) the future exercise of the warrants held by an affiliate of SPD Silicon Valley Bank to subscribe for certain numbers of ordinary shares in connection with the short-term bank borrowings from SPD Silicon Valley Bank. See “Description of Share Capital — History of Securities Issuance — Warrants” and Note 10 to the Consolidated Financial Statements appended to this prospectus for details. To the extent that any of such warrants are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES
Cayman Islands
We were incorporated in the Cayman Islands in order to enjoy the following benefits:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
Most of our current operations are conducted through our subsidiaries in local jurisdictions, including Europe, the United States and China, and substantially all of our assets are located outside the United States. In addition, most of our current directors and officers are nationals and residents of countries other than the United States, and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have appointed as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, GÖRG Partnerschaft von Rechtsanwälten mbB , our counsel as to German law, and Fangda Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands, Germany and China, respectively, would:
•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Germany
GÖRG Partnerschaft von Rechtsanwälten mbB, our counsel as to German law, has advised us that there is uncertainty as to whether courts in Germany will enforce judgments obtained in other jurisdictions, including the United States and PRC, against us or our directors and officers under the securities laws of those jurisdictions or entertain actions in Germany against our directors and officers under the securities laws of other jurisdictions.
In addition, awards of punitive damages, awards for damages for moral injury or non-financial harm, or other cases of excessive damages in actions brought in the United States or elsewhere may not be enforceable in Germany. Neither the United States and Germany nor the PRC and Germany currently have a treaty providing for reciprocal recognition and enforcement of judgements (other than arbitral awards) in civil and commercial matters.
PRC
We have been advised by Fangda Partners, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman Islands courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company for disputes relating to contracts or other property interests in the PRC, if they can establish a sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.
However, it would be difficult for foreign shareholders to establish a sufficient nexus to the PRC for a PRC court to have jurisdiction pursuant to the PRC Civil Procedures Law by virtue only of holding the ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE
Corporate History
XCHG Limited (formally known as Xevd Limited) was incorporated in the Cayman Islands on December 16, 2021.
We trace our history back to the founding of X-Charge Technology, a private limited liability company incorporated under the laws of PRC in 2015, which owns 100% equity interests in XCharge Europe prior to the consummation of the Restructuring. XCharge Europe was established in 2018 under the laws of Germany. We currently conduct all of our businesses through subsidiaries.
Restructuring
In connection with this offering, we have recently completed certain corporate reorganization transactions, including, through a series of intermediary holding companies to acquire 100% of the equity interest in X-Charge Technology, and issuing new shares of our company to the beneficial owners of X-Charge Technology (the “Existing Equityholders”) or their affiliates, such that an offshore shareholding structure could be established. Upon the consummation of the Restructuring, all Existing Equityholders of X-Charge Technology obtained an equity interest in XCHG Limited in proportion to their respective equity ownership in X-Charge Technology immediately prior to the Restructuring. We refer to such reorganization transactions collectively as the “Restructuring” in this prospectus.
The following table sets forth the details of ownership structure of X-Charge Technology and XCHG Limited immediately before and after the completion of the Restructuring:
Equityholders of X-Charge Technology	Equity Interests Percentages in X-Charge Technology Pre- Restructuring	Type of Equity	Shareholders of XCHG Limited	Shareholding Percentages in XCHG Limited Post- Restructuring (on a fully- diluted basis assuming all ordinary shares under the share incentive plan are outstanding)	Type of Shares
Rui Ding	20.2142%	Ordinary equity	Next EV Limited*	20.2142%	Ordinary shares
Yifei Hou	11.3704%	Ordinary equity	Future EV Limited*	11.3704%	Ordinary shares
Beijing Xcharge Management Consulting Centre (Limited Partnership)	7.2199%	Ordinary equity	Shares reserved under the share incentive plan	7.2199%	Ordinary shares (upon vesting)
Suzhou Eastern Bell Longyu Startup Investment Center L.P.	1.8050%	Series Angel Preference Equity	Shanghai Dingbei Enterprise Management Consulting L.P.*	1.8050%	Series Angel Preference Shares
Suzhou Eastern Bell III Startup Investment Center L.P.	1.8050%	Series Angel Preference Equity	Shanghai Dingpai Enterprise Management Consulting L.P.*	1.8050%	Series Angel Preference Shares

Equityholders of X-Charge Technology	Equity Interests Percentages in X-Charge Technology Pre- Restructuring	Type of Equity	Shareholders of XCHG Limited	Shareholding Percentages in XCHG Limited Post- Restructuring (on a fully- diluted basis assuming all ordinary shares under the share incentive plan are outstanding)	Type of Shares
Zhen Partners IV (HK) Limited	4.2128%	Series Seed Preference Equity	Zhen Partners Fund IV L.P.*	4.2128%	Series Seed Preference Shares
Foshan Hegao Zhixing XIV Equity Investment Center L.P.	4.2128%	Series Seed Preference Equity	Foshan Hegao Zhixing XIV Equity Investment Center L.P.	4.2128%	Series Seed Preference Shares
GGV (Xcharge) Limited	11.5518%	Series A Preference Equity	GGV (Xcharge) Limited	11.5518%	Series A Preference Shares
Zhen Partners IV (HK) Limited	2.8880%	Series A Preference Equity	Zhen Partners Fund IV L.P.*	2.8880%	Series A Preference Shares
GGV (Xcharge) Limited	0.9162%	Series A+ Preference Equity	GGV (Xcharge) Limited	0.9162%	Series A+ Preference Shares
Zhen Partners IV (HK) Limited	0.5632%	Series A+ Preference Equity	Zhen Partners Fund IV L.P.*	0.5632%	Series A+ Preference Shares
Xiamen Jiyuan Ronghui Investment Management L.P.	4.2470%	Series A+ Preference Equity	Shanghai Yuanyan Enterprise Management Consulting L.P.*	4.2470%	Series A+ Preference Shares
Beijing Foreign Economic and Trade Development Guidance Fund L.P.	12.5232%	Series B Preference Equity	Beijing Foreign Economic and Trade Development Guidance Fund L.P.	12.5232%	Series B Preference Shares
Shell Ventures Company Limited	9.5516%	Series B Preference Equity	Shell Ventures Company Limited	9.5516%	Series B Preference Shares
Chengdu Peikun Jingrong Venture Capital Partnership L.P.	3.1839%	Series B Preference Equity	Chengdu Peikun Jingrong Venture Capital Partnership L.P.	3.1839%	Series B Preference Shares

Equityholders of X-Charge Technology	Equity Interests Percentages in X-Charge Technology Pre- Restructuring	Type of Equity	Shareholders of XCHG Limited	Shareholding Percentages in XCHG Limited Post- Restructuring (on a fully- diluted basis assuming all ordinary shares under the share incentive plan are outstanding)	Type of Shares
Chengdu Peikun Songfu Technology Partnership L.P.	1.0613%	Series B Preference Equity	Chengdu Peikun Songfu Technology Partnership L.P.	1.0613%	Series B Preference Shares
Beijing China-US Green Investment Center L.P.	2.6739%	Series B Preference Equity	Beijing China-US Green Investment Center L.P.	2.6739%	Series B Preference Shares

*
Affiliate of the equityholder of X-Charge Technology

Summary of the Restructuring Steps
(i)
Mr. Ding and Mr. Hou canceled their respective equity interests in X-Charge Technology in exchange for ordinary shares of XCHG Limited. Immediately after the completion of the Restructuring, Next EV Limited, an affiliate of Mr. Ding, held 419,970,000 ordinary shares of XCHG Limited, and Future EV Limited, an affiliate of Mr. Hou, held 236,230,500 ordinary shares of XCHG Limited. Upon completion of the Restructuring, all existing preference equityholders of X-Charge Technology received preference shares of XCHG Limited, either directly or by exercise of warrants, mirroring their respective equity interest and rights in X-Charge Technology.

(ii)
Prior to the Restructuring, Beijing X-charge Management Consulting Centre (Limited Partnership) canceled its 7.2199% equity interests in X-Charge Technology, which served as share-based awards for future grants to employees. Prior to the Restructuring, X-Charge Technology did not grant any such share-based awards. In June 2023, XCHG Limited adopted a share incentive plan, or the 2023 Share Plan, under which the maximum number of ordinary shares which may be issued accounts for 7.2199% of share capital of XCHG Limited (or 150,000,000 ordinary shares) on a fully-diluted basis, assuming all ordinary shares under the share incentive plan are outstanding. As of the date of this prospectus, all share awards for an aggregate of 150,000,000 ordinary shares have been granted pursuant to the 2023 Share Plan.

(iii)
Depending on the applicability of certain PRC foreign exchange regulatory procedures and requirements, the existing preference equityholders of X-Charge Technology canceled their respective equity interests in X-Charge Technology in exchange for either cash proceeds equal to their original investment in X-Charge Technology or preference shares of XCHG Limited;

(a)
With respect to certain existing preference equityholders of X-Charge Technology who are required to complete certain PRC foreign exchange regulatory procedures before they are permitted to acquire preference shares of XCHG Limited, X-Charge Technology transferred cash to certain Existing Equityholders of X-Charge Technology in an amount equal to their original investment in X-Charge Technology in exchange for their equity interests in X-Charge Technology. The aggregate amount of cash transfers in connection with the Restructuring amounted to approximately RMB188.9 million. In connection with the transfer, XCHG Limited also issued warrants to such Existing Equityholders of X-Charge Technology (or their affiliates) to purchase preference shares of XCHG Limited, with a total purchase price amounting to RMB188.9 million. The warrant arrangements were contemplated solely to facilitate the completion of the Restructuring. Specifically, these Existing Equityholders were required to complete certain PRC foreign exchange regulatory procedures (which were administrative in nature and completed on June 30, 2023) before they or their affiliates were permitted to acquire preference shares of XCHG Limited. The warrants, in substance, served the purpose of ensuring they will continue to retain substantially the same equity holder rights during the interim period, if any, until they exercised the warrants to acquire preference shares of XCHG Limited. The exercise price of the warrants held by each of such Existing Equityholders (or their affiliates) equals their respective cash proceeds received from the cancellation of equity interests in X-Charge Technology. The details of the warrant issuances are summarized in the table below:
Name of Warrant Holder	Number of Warrant Shares	Series of Preference Shares
Shanghai Dingbei Enterprise Management Consulting L.P.	37,500,000	Series Angel Preference Shares
Shanghai Dingpai Enterprise Management Consulting L.P.	37,500,000	Series Angel Preference Shares
Shanghai Yuanyan Enterprise Management Consulting L.P.	88,235,400	Series A+ Preference Shares
Beijing Foreign Economic and Trade Development Guidance Fund L.P.	260,180,400	Series B Preference Shares
Shell Ventures Company Limited	198,442,800	Series B Preference Shares
Chengdu Peikun Jingrong Venture Capital Partnership L.P.	66,147,600	Series B Preference Shares
Chengdu Peikun Songfu Technology Partnership L.P.	22,049,100	Series B Preference Shares
Beijing China-US Green Investment Center L.P.	55,552,800	Series B Preference Shares
Foshan Hegao Zhixing XIV Equity Investment Center L.P.	87,525,000	Series Seed Preference Shares
On June 30, 2023, XCHG Limited granted the warrants to the Existing Equityholders (or their affiliates) of X-Charge Technology who are required but yet to complete certain PRC foreign exchange regulatory procedures. On the same date, all of the warrant holders listed in the table above exercised their warrants in full and accordingly because the relevant PRC foreign exchange regulatory procedures were completed on the same date, and XCHG Limited issued such number of preference shares to such warrant holders.
(b)
With respect to the existing preference equityholders of X-Charge Technology who are not required to complete such PRC foreign exchange regulatory procedures, XCHG Limited directly issued preference shares to them or their affiliates, as consideration in exchange for the respective equity interests that they held in X-Charge Technology. The details of such shares are summarized as follows:

Name of Shareholder Not Required to Complete PRC Foreign Exchange Regulatory Procedures	Number of Shares	Series of Preference Shares
Zhen Partners Fund IV L.P.	87,525,000	Series Seed Preference Share
Zhen Partners Fund IV L.P.	60,000,000	Series A Preference Shares
GGV (Xcharge) Limited	240,000,000	Series A Preference Shares
Zhen Partners Fund IV L.P.	11,700,900	Series A+ Preference Shares
GGV (Xcharge) Limited	19,035,600	Series A+ Preference Shares

Corporate Structure
The following diagram illustrates our corporate structure, including all of our significant subsidiaries within and outside of Germany, immediately upon the completion of this offering, after giving effect to the consummation of the Restructuring.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
The following selected consolidated statements of comprehensive income (loss) and cash flows data for the years ended December 31, 2021 and 2022, summary consolidated balance sheets data as of December 31, 2021 and 2022 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive income (loss) and cash flows data for the six months ended June 30, 2022 and 2023, summary consolidated balance sheets data as of June 30, 2023 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Historical Financial Information section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Selected Consolidated Statements of Comprehensive Income
The following table presents our selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	13,156	100.0	29,424	100.0	8,895	100.0	19,590	100.0
Cost of revenues	(8,529)	(64.8)	(18,719)	(63.6)	(5,962)	(67.0)	(11,039)	(56.3)
Gross profit	4,627	35.2	10,705	36.4	2,933	33.0	8,551	43.7
Operating expenses:
Selling and marketing expenses	(2,423)	(18.4)	(3,516)	(11.9)	(1,711)	(19.2)	(2,461)	(12.6)
Research and development expenses	(1,711)	(13.0)	(2,816)	(9.6)	(1,304)	(14.7)	(1,734)	(8.9)
General and administrative expenses	(2,460)	(18.7)	(2,745)	(9.3)	(1,092)	(12.3)	(2,088)	(10.7)
Total operating expenses	(6,594)	(50.1)	(9,077)	(30.9)	(4,107)	(46.2)	(6,283)	(32.1)
Operating income (loss)	(1,928)	(14.7)	1,655	5.6	(1,146)	(12.9)	2,270	11.6
Income (loss) before income taxes	(2,066)	(15.7)	1,598	5.4	(1,125)	(12.6)	2,231	11.4
Net income (loss)	(2,067)	(15.7)	1,610	5.5	(1,113)	(12.5)	2,231	11.4
Comprehensive income (loss)	(2,832)	(21.5)	4,193	14.3	487	5.5	3,188	16.3

Selected Consolidated Balance Sheets
The following table presents our selected consolidated balance sheet data as of December 31, 2021 and 2022 and June 30, 2023.
	As of December 31,		As of June 30,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Cash and cash equivalents	4,795	8,338	7,310
Restricted cash	33	332	143
Accounts receivable, net	4,320	7,560	10,429
Amounts due from related parties – current	21	3,611	670
Inventories	3,233	6,230	3,881
Prepayments and other current assets	1,557	2,112	3,511
Total current assets	13,959	28,183	25,944
Total assets	19,237	29,139	27,219
Short-term bank borrowings	1,794	4,123	4,498
Accounts payable	2,938	6,630	5,105
Contract liabilities	1,729	2,810	1,207
Operating lease liabilities – current	87	236	263
Financial liability	64	242	250
Accrued expenses and other current liabilities	2,438	3,952	3,020
Total current liabilities	9,050	17,993	14,342
Total liabilities	9,072	18,291	14,661
Total mezzanine equity	40,875	38,894	38,466
Total shareholders’ deficit	(30,710)	(28,046)	(25,908)
Total liabilities, mezzanine equity and shareholders’ deficit	19,237	29,139	27,219
Selected Consolidated Statements of Cash Flows
The following table presents our selected consolidated cash flow data for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	US$	US$	US$	US$
	(in thousands)
Net cash provided by (used in) operating activities	(6,479)	849	(887)	(3,159)
Net cash provided by (used in) investing activities	(4,843)	1,222	(104)	2,481
Net cash provided by (used in) financing activities	15,189	2,278	526	(227)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	148	(507)	(324)	(312)
Net increase (decrease) in cash, cash equivalents and restricted cash	4,015	3,842	(789)	(1,217)
Cash, cash equivalents and restricted cash at the beginning of the year (period)	813	4,828	4,828	8,670
Cash, cash equivalents and restricted cash at the end of the year (period)	4,828	8,670	4,039	7,454

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Operating and Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
We offer comprehensive EV charging solutions which primarily include the DC fast chargers named the C6 series, the C7 series and the C9 series, the advanced battery-integrated DC fast chargers which we call Net Zero Series (“NZS”), as well as our accompanying services. Our integrated solution combining proprietary charging technology, energy storage technology and accompanying services significantly improves EV charging efficiency and unlocks the value of energy storage and management. We were a leading high power charger supplier in Europe by sales volume in 2022, according to Frost & Sullivan. As of the date of this prospectus, we have begun the commercial deployment of our NZS solution in Europe, North America and Asia. Customers of NZS solutions include Enel, Electra and BYD, among others.
The increasing adoption of EV and renewable energy has brought fundamental changes to the demand and supply of electricity. Not only has electricity demand increased in aggregate, peak demand patterns have also changed. In addition, the intermittent nature of renewable energy generation has led to greater energy supply fluctuation. As a result, there is an imminent need for energy storage solutions to balance electricity demand and supply in order to increase energy utilization and reduce the pressure of grids. According to Frost & Sullivan, the global market size for energy storage by revenue is expected to reach US$90.0 billion by 2026.
As a pioneer in the EV charger industry, we believe EV charging is essentially an energy management business that uses innovative technologies and creative solutions to tackle energy problems. Leveraging our established fast charging technology, as well as our in-house proprietary energy storage system (“ESS”) technology, we have pioneered a unique advanced battery-integrated EV charging solution, NZS. NZS chargers integrate DC fast chargers with lithium-ion batteries and our proprietary energy management system, storing power when it is generally more available (for example, during nighttime) and discharging power when the demand is high (for example, during daytime).
Our NZS solution enables fast charging at low power locations or vis-à-vis aged grid infrastructures (which typically are not compatible with fast charging equipment) with no significant site improvements or grid upgrades needed. With the unique “plug-and-play” design, our NZS chargers are easy to install and highly deployable in locations where conventional fast chargers cannot be installed, for example national parks, parking lots or communities with insufficient power capacity. Therefore, we believe that our NZS solution is able to address a larger market, which cannot be reached by conventional fast chargers.
Our NZS solution is one of the earliest and currently one of the very few commercialized EV chargers designed with a Battery-to-Grid (“B2G”) function, according to Frost & Sullivan. It enables energy to be purchased during off-peak hours at lower prices, and sold back to the grid during peak hours at higher prices, enabling operators to generate profit even if no vehicle is charging. With this unique feature, our customers can achieve a return even before considering the utilization of the EV charger itself. This increases the overall return on investment (“ROI”) for our customers. At the core of our NZS solution is our proprietary energy management system (“EMS”), which automatically optimizes energy supply and usage across the grids, batteries and EVs.
As we pursue the digitalization of EV charging solutions, our proprietary software system aims to provide customers with comprehensive solutions catering to different and evolving needs in the EV era, as well as to offer superior user experience. Our software system features an intuitive user interface, where our customers can monitor and control every key detail of the charging network easily, including real-time safety monitoring, traffic settings, and data analysis. We offer upgrades to our software system over-the-air (“OTA”) to provide more functions and enhance user experience.
Our “charger-as-a-service” business model enables us to achieve highly visible revenue streams from repeated purchases from our blue-chip customers. Complementary to the initial sales of products, we generate recurring revenue from the accompanying services throughout the entire life cycle. As the number of installed chargers grows, we expect recurring revenue to account for an increasing portion of our total revenue. In addition, our NZS solution is expected to create new commercialization opportunities for us. For example, with the B2G function, NZS chargers can sell energy back to the grid during peak hours.
We have formed key customer relationships and partnerships with global energy players such as Enel, charge point operators such as Electra, EV manufacturers such as BYD, and EV fleets such as Hertz, among others. With our NZS solution, we can essentially penetrate the areas where conventional fast chargers cannot be installed given the grid constraint. This creates opportunities for us to extend our customer base to a broader group that cannot be reached by conventional fast chargers.
We have established global presence with offices, R&D centers and sales centers in Europe, North America and Asia. We currently deploy our solutions primarily in Europe while we also recognize revenue from other regions, including the United States, China, Brazil and Chile. As of June 30, 2023, our R&D team included 68 personnel based in Germany and China. For production, we primarily rely on OEMs to manufacture our products. By using OEMs, we are able to commercialize our products with quality assurance at a higher speed and lower upfront costs. It also gives us greater flexibility to adjust and scale up according to demand. In addition, we plan to construct our manufacturing plant in the United States, which is expected to be ready for manufacture operation in 2024.
In 2022, we recognized revenue on 1,934 DC fast chargers and accompanying services, as compared to 807 DC fast chargers in 2021. Our revenue increased by 123.7% from US$13.2 million in 2021 to US$29.4 million in 2022. Our gross margin in 2021 and 2022 was 35.2% and 36.4%, respectively. In the six months ended June 30, 2023, we recognized revenue on 1,101 DC fast chargers and accompanying services, as compared to 552 DC fast chargers in the six months ended June 30, 2022. Our revenue increased by 120.2% from US$8.9 million in the six months ended June 30, 2022 to US$19.6 million in the six months ended June 30, 2023. Our gross margin in the six months ended June 30, 2022 and 2023 was 33.0% and 43.7%, respectively. We are one of the very few companies in the EV charger industry that has achieved profitability, according to Frost & Sullivan. We achieved a net profit margin of 5.5% in 2022 and 11.4% in the six months ended June 30, 2023.
Factors Affecting Our Performance
Our business and results of operations are affected by the macroeconomic factors, including but not limited to overall economic growth rates globally, the penetration rate of EV chargers, regulatory, tax and geopolitical environments, the stability of our supply chain as well as costs of raw materials and components. Changes in any of these general factors may affect the sales of our products as well as our results of operations and financial condition. Besides these general factors, we believe the following specific factors may have a more direct impact and may continue to affect our operation and financial performance.
Introduction and commercialization of new products and services
The introduction and commercialization of new products and services are important to our results of operations and financial condition. For example, the NZS chargers are anticipated to serve as a critical cornerstone of our future financial performance, and the continued promotion of NZS chargers is expected to exert a material impact on our financial performance. As of the date of this prospectus, we have begun the commercial deployment of our NZS solution in Europe, North America and Asia. Customers of NZS solutions include Enel, Electra and BYD, among others. The release of innovative products, such as the NZS chargers, is poised to provide us with entry to previously untapped markets and clienteles, thereby fostering potential growth in our future revenue streams.
Retention of existing customers and expansion of new customers
Our capacity to sustain good business relationships with existing customers and attract new customers are crucial to our financial performance. We have formed business relationships and partnerships with global energy players. We expect to further enhance our relationships with existing customers and attract new customers with our expansive sales and marketing efforts, as well as our innovative products, such as NZS.
Diverse revenue sources and additional revenue streams
We have established multiple sources of revenue, which include the initial sales of products, and recurring revenue from accompanying services, including software system upgrades and hardware maintenance. As the number of installed chargers grows, we expect recurring revenue to account for an increasing portion of our total revenue. In addition, with the Battery-to-Grid (“B2G”) function, our NZS solution is expected to create new revenue opportunities for us.
Operating efficiency
Our ability to attain operating efficiency, while scaling up our business, is critical to achieving profitability. We shall prioritize the optimization of our hiring plans and marketing activities to ensure long-term success without incurring excessive operating expenses that may have an adverse impact on our overall financial performance and profitability. Maintaining reasonable operating expenses is key to our success, and we shall continually strive to find the most efficient and cost-effective means of achieving our goals.
Foreign currency exchange fluctuation
Our operations involve transactions denominated in different currencies. Consequently, fluctuations in foreign exchange rates could impact our financial performance. To achieve sustained financial success, managing foreign exchange risk is paramount for us. We shall remain vigilant in monitoring currency fluctuations and developing sound strategies to minimize the impact of such fluctuations on our operations.
Impact of COVID-19
To varying degrees, our business operations have been affected by the COVID-19 outbreak. For example, during the outbreak of COVID-19, the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers was disrupted, which adversely impacted the accompanying demand for our chargers. As of the date of this prospectus, the COVID-19 pandemic has not resulted in a material adverse impact on our supply chain or business operations. Nonetheless, in the event of a re-occurrence or outbreak of any health pandemics, and if we cannot effectively mitigate the risks posed by such health pandemics, our operations will be negatively impacted. See “Risk Factors — Risks Related to Our Business — We face risks related to health pandemics, including the COVID-19 pandemic, which could have a material adverse effect on our business, results of operations, financial condition and prospects.” We have been optimizing our supply chain management, and our efforts include entering into framework agreements with certain suppliers to strengthen business relationship, diversifying our supplier base, and expanding our manufacturing capabilities, among others.
Key Components of Results of Operations
Revenues
We derive our revenues from two sources, namely (i) product revenues; and (ii) service revenues. In 2021, 2022, and the six months ended June 30, 2022 and 2023, our revenues amounted to US$13.2 million, US$29.4 million, US$8.9 million and US$19.6 million, respectively. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Product revenues	12,542	95.3	28,745	97.7	8,647	97.2	19,407	99.1
Service revenues	614	4.7	679	2.3	248	2.8	183	0.9
Total	13,156	100.0	29,424	100.0	8,895	100.0	19,590	100.0
Product revenues.   We generate revenues from the sales of our products. We typically recognize the revenue at a point in time when the products are accepted by customers. In 2021, 2022, and the six months ended June 30, 2022 and 2023, our product revenues amounted to US$12.5 million, US$28.7 million, US$8.6 million and US$19.4 million, respectively, representing 95.3%, 97.7%, 97.2% and 99.1% of our total revenues in the same periods, respectively. We anticipate that our revenue generated from product revenues will continue to increase in absolute amount.
Service revenues.   Complementary to the initial sales of products, we also offer accompanying services throughout the entire life cycle, including both software system upgrades and hardware maintenance. We start to charge our customers for the services after an inclusion period of one to two years following the sale. We typically recognize the revenue over the period of such services on a straight-line basis. In 2021, 2022, and the six months ended June 30, 2022 and 2023, most of our products sold were still within the inclusion period of one to two years following the sale. Our service revenues amounted to US$0.6 million, US$0.7 million, US$0.2 million and US$0.2 million in 2021, 2022, and the six months ended June 30, 2022 and 2023, respectively, representing 4.7%, 2.3%, 2.8% and 0.9% of our total revenues in the same periods, respectively. The decrease in service revenues as percentages of total revenues was mainly due to the significant increase in our product revenues during the same periods. As the number of installed chargers grows, we expect recurring service revenues to account for an increasing portion of our total revenues in the long run.
See “Business — Our Solutions” for details about how we generate our revenues.
Cost of Revenues
Our cost of revenues consists of the costs and expenses that are directly related to providing our products and services to our customers. These costs and expenses include (i) cost of products sold, (ii) shipping costs, and (iii) others. In 2021, 2022, and the six months ended June 30, 2022 and 2023, our cost of revenues amounted to US$8.5 million,US$18.7 million,US$6.0 million and US$11.0 million, respectively, representing 64.8%, 63.6%, 67.0% and 56.3% of our revenues in the same periods, respectively. The following table sets forth our cost of revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Cost of revenues
Cost of products sold	7,259	55.2	16,723	56.8	5,100	57.3	9,701	49.5
Shipping costs	680	5.2	1,257	4.3	559	6.3	369	1.9
Others(1)	590	4.4	739	2.5	302	3.4	968	4.9
Total	8,529	64.8	18,719	63.6	5,962	67.0	11,039	56.3

Note:
(1)
Primarily consist of warranty costs, write-downs of inventories and other costs.

We expect our cost of revenues to increase in absolute amount in line with our expansion of business and customer base growth, and to decrease as a percentage of our revenues in the long run through economies of scale and improvement of operating efficiency.
Gross Profit
Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin. In 2021, 2022, and the six months ended June 30, 2022 and 2023, our gross profit was US$4.6 million, US$10.7 million, US$2.9 million and US$8.6 million, respectively, and our gross margin was 35.2%, 36.4%, 33.0% and 43.7%, respectively.
Operating Expenses
Our operating expenses consist of selling and marketing expenses, research and development expenses, general and administrative expenses. In 2021, 2022, and the six months ended June 30, 2022 and 2023, our operating expenses amounted to US$6.6 million, US$9.1 million, US$4.1 million and US$6.3 million, respectively, representing 50.1%, 30.9%, 46.2% and 32.1% of our revenues in the same periods, respectively, illustrating our improved operating efficiency. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	2,423	18.4	3,516	11.9	1,711	19.2	2,461	12.6
Research and development expenses	1,711	13.0	2,816	9.6	1,304	14.7	1,734	8.9
General and administrative expenses	2,460	18.7	2,745	9.3	1,092	12.3	2,088	10.7
Total	6,594	50.1	9,077	30.9	4,107	46.2	6,283	32.1
Selling and marketing expenses.   Selling and marketing expenses consist of (i) staff cost in relation to selling and marketing activities, and (ii) other selling and marketing expenses. In 2021, 2022, and the six months ended June 30, 2022 and 2023, our selling and marketing expenses amounted to US$2.4 million, US$3.5 million US$1.7 million and US$2.5 million, respectively, representing 18.4%, 11.9%, 19.2% and 12.6% of our revenues in the same periods, respectively, illustrating our improved selling and marketing efficiency. The following table sets forth a breakdown of our selling and marketing expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses
Staff cost	1,967	15.0	2,887	9.8	1,440	16.2	1,713	8.7
Others(1)	456	3.4	629	2.1	271	3.0	748	3.8
Total	2,423	18.4	3,516	11.9	1,711	19.2	2,461	12.6

Note:
(1)
Primarily consist of rental and depreciation in relation to selling and marketing functions, advertising costs and promotion expenses, and other expenses.

Research and development expenses.   Research and development expenses consist of (i) staff cost in relation to research and development activities, and (ii) other research and development expenses. In 2021, 2022, and the six months ended June 30, 2022 and 2023, our research and development expenses amounted to US$1.7 million, US$2.8 million, US$1.3 million and US$1.7 million, respectively, representing 13.0%, 9.6%, 14.7% and 8.9% of our revenues in the same periods, respectively, the decrease of which was primarily driven by our improved research and development efficiency. The following table sets forth a breakdown of our research and development expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Research and development expenses
Staff cost	1,470	11.2	2,201	7.5	1,002	11.3	1,368	7.0
Others(1)	241	1.8	615	2.1	302	3.4	366	1.9
Total	1,711	13.0	2,816	9.6	1,304	14.7	1,734	8.9

Note:
(1)
Primarily consist of rental and depreciation in relation to research and development personnel, research and development materials, and other expenses.

General and administrative expenses.   Our general and administrative expenses consist of (i) staff cost in relation to general and administrative activities, (ii) professional expenses paid to professional consultants, (iii) losses of credit impairment, (iv) foreign currency exchange loss (gain) resulting from the exchange difference in remeasuring foreign currencies to the functional currency as of the relevant dates, and (v) other general corporate expenses. In 2021, 2022, and the six months ended June 30, 2022 and 2023, our general and administrative expenses amounted to US$2.5 million, US$2.7 million, US$1.1 million and US$2.1 million, respectively, representing 18.7%, 9.3%, 12.3% and 10.7% of our revenues in the same periods, respectively, the decrease of which was primarily driven by our improved operating efficiency. The following table sets forth a breakdown of our general and administrative expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Staff cost	980	7.4	1,446	4.9	625	7.0	625	3.2
Professional expenses	500	3.8	855	2.9	164	1.8	848	4.3
Losses of credit impairment	268	2.0	335	1.1	172	1.9	133	0.7
Foreign currency exchange loss (gain)	174	1.3	(339)	(1.2)	(46)	(0.5)	(89)	(0.5)
Other general corporate expenses	538	4.2	448	1.6	177	2.0	571	2.9
Total	2,460	18.7	2,745	9.3	1,092	12.3	2,088	10.7

Taxation
Cayman Islands
We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.
PRC
Our subsidiaries in China are companies incorporated under PRC laws and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
Our PRC subsidiaries are subject to VAT at a rate of 6% on the services we provide and 13% on goods sold. Our PRC subsidiaries are also subject to surcharges on VAT payments in accordance with PRC law.
As a Cayman Islands company, we may receive dividends from our PRC subsidiary through Xcharge HK Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT issued Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers' Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Xcharge HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiary, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.
If XCHG Limited or any of our subsidiaries outside China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.
Germany
Our subsidiary in Germany is subject to German corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total tax rate of 15.825%.
In addition, our German subsidiary is subject to trade tax (Gewerbesteuer) with respect to our taxable trade profit (Gewerbeertrag) from permanent establishments of our German subsidiary in Germany

(inländische gewerbesteuerliche Betriebsstätten). Trade tax is generally based on the taxable income as determined for corporate income tax purposes taking into account, however, certain add-backs and deductions. The trade tax rate depends on the local municipalities in which we maintain our permanent establishments. Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations (i.e., EU or non-EU corporations) are effectively 95% exempt from trade tax only if we hold at least 15% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period.
The interest expenses of our German subsidiary are subject to the “interest barrier” (Zinsschranke) rules. When calculating taxable income of our German subsidiary, the interest barrier rules generally prevent our German subsidiary from deducting certain net interest expenses from our taxable income (i.e., the excess of interest expenses over interest income for a given fiscal year) to the extent such interest expenses exceed 30% of the current taxable EBITDA of the respective entity (taxable earnings adjusted for interest expense, interest income and certain depreciation/amortization and other reductions) if the net interest expense of our German subsidiary is equal to, or exceeds, €3 million (Freigrenze) and no other exceptions apply. Interest expenses that are not deductible in a given year may be carried forward to our subsequent fiscal years (interest carryforward) and will increase the interest expense in those subsequent years. EBITDA amounts that could not be utilized may, under certain conditions, be carried forward into future fiscal years. If such EBITDA carryforward is not used within five fiscal years it will be forfeited. An EBITDA carryforward that arose in an earlier year must be used before a carryforward that arose in a later year is used. For the purpose of trade tax, however, the deductibility of interest expenses is further restricted to the extent that the sum of interest expenses plus certain other trade tax add back items exceeds €200,000.00. In such cases, 25% of the interest expenses, to the extent they were deducted for corporate income tax purposes, are added back for purposes of the determination of the trade tax base.
Tax-loss carryforwards can be fully offset against taxable income for corporate income tax and trade tax purposes up to an amount of €1 million of such income. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset against tax-loss carryforwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax up to an amount of €1 million. Unused tax-loss carryforwards may be generally carried forward indefinitely and used in subsequent assessment periods to be offset against future taxable income in accordance with this rule. According to recently enacted laws in force since March 18, 2021 or since July 1, 2020, each to provide COVID-19 tax support (Drittes Corona-Steuerhilfegesetz, Zweites Corona-Steuerhilfegesetz — “German COVID-19 Tax Laws”), tax loss carry-back for the assessment period 2021 are increased to €10.0 million.
If more than 50% of the subscribed capital or voting rights in a corporation are directly or indirectly transferred to an acquirer (including parties related to the acquirer) within five years or if comparable circumstances (including a capital increase of the subscribed capital to the extent that it causes a change of the interest ratio in the capital of the corporation), all tax loss carryforwards and interest carryforwards are generally forfeited. A group of acquirers with aligned interests is also considered to be an acquirer for these purposes. In addition, any current annual losses incurred prior to the acquisition will not be deductible. The forfeiture of tax loss carryforward pursuant to the preceding rules does not apply to share transfers if (i) the acquirer directly or indirectly holds a participation of 100% in the transferring entity, (ii) the transferor indirectly or directly holds a participation of 100% in the receiving entity, or (iii) the same individual or legal entity or commercial partnership directly or indirectly holds a participation of 100% in the transferring and the receiving entity.
Furthermore, tax loss carryforwards, unused current losses and interest carryforwards taxable in Germany will not expire to the extent that they are covered by built in gains taxable in Germany at the time of such acquisition.
The full amount of a dividend distributed by our German subsidiary to us is generally subject to (final) German withholding tax at an aggregate rate of 26.375%. In case a tax treaty applies, the German withholding tax may not exceed the tax rate applicable to the treaty on the gross amount of the dividends received by us. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag) over the maximum rate of withholding tax permitted by an applicable tax treaty can be refunded to us, provided that the requirements under the applicable treaty are fulfilled. Further, such refund is subject to the German anti-avoidance treaty shopping rules. However, if and to the extent our German subsidiary pays dividends sourced out of a tax recognized contribution account (steuerliches Einlagekonto), such dividends may not be subject to withholding tax (including the solidarity surcharge).
Results of Operations
The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	13,156	100.0	29,424	100.0	8,895	100.0	19,590	100.0
Cost of revenues	(8,529)	(64.8)	(18,719)	(63.6)	(5,962)	(67.0)	(11,039)	(56.3)
Gross profit	4,627	35.2	10,705	36.4	2,933	33.0	8,551	43.7
Operating expenses:
Selling and marketing expenses	(2,423)	(18.4)	(3,516)	(11.9)	(1,711)	(19.2)	(2,461)	(12.6)
Research and development expenses	(1,711)	(13.0)	(2,816)	(9.6)	(1,304)	(14.7)	(1,734)	(8.9)
General and administrative expenses	(2,460)	(18.7)	(2,745)	(9.3)	(1,092)	(12.3)	(2,088)	(10.7)
Total operating expenses	(6,594)	(50.1)	(9,077)	(30.9)	(4,107)	(46.2)	(6,283)	(32.1)
Operating income (loss)	(1,928)	(14.7)	1,655	5.6	(1,146)	(12.9)	2,270	11.6
Income (loss) before income taxes	(2,066)	(15.7)	1,598	5.4	(1,125)	(12.6)	2,231	11.4
Net income (loss)	(2,067)	(15.7)	1,610	5.5	(1,113)	(12.5)	2,231	11.4
Comprehensive income (loss)	(2,832)	(21.5)	4,193	14.3	487	5.5	3,188	16.3
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022
Revenues
Our revenues increased by 120.2% from US$8.9 million in the six months ended June 30, 2022 to US$19.6 million in the six months ended June 30, 2023, primarily driven by the increase in revenues generated from sales of products.
Product revenues
Our revenues generated from sales of products increased by 124.4% from US$8.6 million in the six months ended June 30, 2022 to US$19.4 million in the six months ended June 30, 2023, mainly driven by the increase in the sales volume of products sold in Europe because we have further expanded our customer base as well as sold more products to existing customers in Europe in the six months ended June 30, 2023.
Service revenues
Our revenues generated from services remained relatively stable at US$0.2 million in the six months ended June 30, 2022 and 2023, respectively.
Cost of Revenues
Our cost of revenues increased by 85.2% from US$6.0 million in the six months ended June 30, 2022 to US$11.0 million in the six months ended June 30, 2023, growing at a slower pace than our revenues, primarily benefiting from economies of scale.

Gross Profit
As a result of the foregoing, our gross profit increased by 191.5% from US$2.9 million in the six months ended June 30, 2022 to US$8.6 million in the six months ended June 30, 2023, growing at a faster pace than our revenues, primarily benefiting from economies of scale. Our overall gross margin increased from 33.0% in the six months ended June 30, 2022 to 43.7% in the six months ended June 30, 2023, benefiting from economies of scale and the appreciation of Euro given that most of our revenues were received in Euro.
Operating Expenses
Our operating expenses increased by 53.0% from US$4.1 million in the six months ended June 30, 2022 to US$6.3 million in the six months ended June 30, 2023, primarily reflecting the increases in our selling and marketing expenses, research and development expenses and general and administrative expenses.
Selling and marketing expenses
Our selling and marketing expenses increased by 43.8% from US$1.7 million in the six months ended June 30, 2022 to US$2.5 million in the six months ended June 30, 2023. The increase was mainly attributable to (i) the increase in promotion expenses of US$0.3 million, which is included under the item “others”, due to our promotion efforts; and (ii) the increase in staff cost of US$0.3 million, primarily due to the bonus resulted from improved selling performance and the growth of the team. Our selling and marketing expenses as percentages of total revenues decreased from 19.2% in the six months ended June 30, 2022 to 12.6% in the six months ended June 30, 2023, reflecting our improved selling and marketing efficiency.
Research and development expenses
Our research and development expenses increased by 33.0% from US$1.3 million in the six months ended June 30, 2022 to US$1.7 million in the six months ended June 30, 2023. The increase was mainly attributable to the increase in staff cost of US$0.4 million, primarily due to the growth of the team to support our business growth. Our research and development expenses as percentages of total revenues decreased from 14.7% in the six months ended June 30, 2022 to 8.9% in the six months ended June 30, 2023, which was primarily driven by our improved research and development efficiency.
General and administrative expenses
Our general and administrative expenses increased by 91.2% from US$1.1 million in the six months ended June 30, 2022 to US$2.1 million in the six months ended June 30, 2023, mainly attributable to (i) the increase in professional expenses of US$0.7 million, primarily due to the increase in professional expenses paid to professional consultants; and (ii) the increase in other general corporate expenses of US$0.4 million, primarily due to the increase in miscellaneous administration related expenses. Our general and administrative expenses as percentages of total revenues decreased from 12.3% in the six months ended June 30, 2022 to 10.7% in the six months ended June 30, 2023, primarily due to our improved operating efficiency.
Changes in Fair Value of Financial Liability
Our changes in fair value of financial liability decreased from US$51 thousand in the six months ended June 30, 2022 to US$17 thousand in the six months ended June 30, 2023, mainly due to the fluctuation in the increase in the valuation of our company in the six months ended June 30, 2023 as compared to that in the six months ended June 30, 2022.
Interest Expenses
We recorded interest expenses of US$74 thousand in the six months ended June 30, 2023, as compared to US$33 thousand in the six months ended June 30, 2022.
Interest Income
We recorded interest income of US$52 thousand in the six months ended June 30, 2023, as compared to US$0.1 million in the six months ended June 30, 2022.

Income Tax Expense
We recorded an income tax expense of nil in the six months ended June 30, 2023, as compared to an income tax credit of US$12 thousand in the six months ended June 30, 2022.
Net Income (Loss)
As a result of the foregoing, we recorded net income of US$2.2 million in the six months ended June 30, 2023, as compared to net loss of US$1.1 million in the six months ended June 30, 2022.
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenues
Our revenues increased by 123.7% from US$13.2 million in 2021 to US$29.4 million in 2022, primarily driven by the increase in revenues generated from sales of products.
Product revenues
Our revenues generated from sales of products increased by 129.2% from US$12.5 million in 2021 to US$28.7 million in 2022, mainly driven by the increase in the sales volume of products sold in Europe because we have further expanded our customer base as well as sold more products to existing customers in Europe in 2022.
Service revenues
Our revenues generated from services remained relatively stable at US$0.6 million and US$0.7 million in 2021 and 2022, respectively.
Cost of Revenues
Our cost of revenues increased by 119.5% from US$8.5 million in 2021 to US$18.7 million in 2022, which is consistent with our business growth.
Gross Profit
As a result of the foregoing, our gross profit increased by 131.3% from US$4.6 million in 2021 to US$10.7 million in 2022, which is consistent with our business growth. Our overall gross margin slightly increased from 35.2% in 2021 to 36.4% in 2022, benefiting from economies of scale.
Operating Expenses
Our operating expenses increased by 37.7% from US$6.6 million in 2021 to US$9.1 million in 2022, primarily reflecting the increases in our selling and marketing expenses, research and development expenses and general and administrative expenses.
Selling and marketing expenses
Our selling and marketing expenses increased by 45.1% from US$2.4 million in 2021 to US$3.5 million in 2022. The increase was mainly attributable to the increase in staff cost of US$0.9 million, primarily due to the increase in bonus resulted from improved selling performance, and the growth of the team. Our selling and marketing expenses as percentages of total revenues decreased from 18.4% in 2021 to 11.9% in 2022, illustrating our improved selling and marketing efficiency.
Research and development expenses
Our research and development expenses increased by 64.6% from US$1.7 million in 2021 to US$2.8 million in 2022. The increase was mainly attributable to the increase in staff cost of US$0.7 million due to the growth of the team to support our business growth, and the increase in research and development materials of US$0.4 million to further optimize our product mix. Our research and development expenses as percentages of total revenues decreased from 13.0% in 2021 to 9.6% in 2022, which was primarily driven by our improved research and development efficiency.
General and administrative expenses
Our general and administrative expenses increased by 11.6% from US$2.5 million in 2021 to US$2.7 million in 2022, mainly attributable to the increase in staff cost of US$0.5 million due to the growth of the team to support our business growth, and the increase in professional expenses of US$0.4 million paid to professional consultants; partially offset by the decrease in foreign currency exchange loss (gain) of US$0.5 million. Our general and administrative expenses as percentages of total revenues decreased from 18.7% in 2021 to 9.3% in 2022, primarily due to our improved operating efficiency.
Changes in Fair Value of Financial Liability
Our changes in fair value of financial liability increased significantly from US$12 thousand in 2021 to US$0.2 million in 2022, mainly due to the increase in the valuation of our Company.
Interest Expenses
We recorded interest expenses of US$67 thousand in 2022, as compared to US$339 thousand in 2021.
Interest Income
Our interest income remained relatively stable at US$0.2 million and US$0.2 million in 2021 and 2022, respectively.
Income Tax Benefit (Expense)
We recorded an income tax benefit of US$12 thousand in 2022, as compared to income tax expense of US$1 thousand in 2021.
Net Income (Loss)
As a result of the foregoing, we recorded net income of US$1.6 million in 2022, as compared to net losses of US$2.1 million in 2021.
Liquidity and Capital Resources
Cash flows and working capital
Our principal sources of liquidity have been cash generated from financing activities and operating activities. As of June 30, 2023, we had US$7.3 million in cash and cash equivalents and US$0.1 million in restricted cash. Our cash and cash equivalents are primarily denominated in Renminbi, Euros and US dollars, which amounted to US$5.8 million, US$1.4 million and US$0.1 million as of June 30, 2023, respectively. As of June 30, 2023, all of our cash and cash equivalents denominated in Renminbi are located in the PRC, while our cash and cash equivalents denominated in Euros and US dollars located in the PRC amounted to US$0.6 million and US$0.2 thousand, respectively, and those held outside the PRC amounted to US$0.8 million and US$0.1 million, respectively. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. For details, see “Risk Factors — Risks Related to Regulations — Regulatory requirements on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” We do not believe that such restrictions on foreign exchange would have a material impact on the net assets and liquidity of our Company or any of our subsidiaries. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.
The following table presents our consolidated cash flow data for the periods indicated.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2021	2022	2022	2023
	US$	US$	US$	US$
	(in thousands)
Net cash provided by (used in) operating activities	(6,479)	849	(887)	(3,159)
Net cash provided by (used in) investing activities	(4,843)	1,222	(104)	2,481
Net cash provided by (used in) financing activities	15,189	2,278	526	(227)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	148	(507)	(324)	(312)
Net increase (decrease) in cash, cash equivalents and restricted cash	4,015	3,842	(789)	(1,217)
Cash, cash equivalents and restricted cash at the beginning of the year (period)	813	4,828	4,828	8,670
Cash, cash equivalents and restricted cash at the end of the year (period)	4,828	8,670	4,039	7,454
Operating activities
Net cash used in operating activities was US$3.2 million in the six months ended June 30, 2023. The difference between our net income of US$2.2 million and the net cash used in operating activities was mainly due to (i) an increase in accounts receivable of US$3.2 million, primarily attributable to our business growth in general, (ii) a decrease in contract liabilities of US$1.6 million, primarily attributable to the satisfaction of our performance obligation under such contract liabilities in the ordinary course of business, (iii) a decrease in accounts payable of US$1.4 million, primarily attributable to our payment to suppliers in the ordinary course of business, and (iv) a decrease in accrued expenses and other current liabilities of US$1.0 million, primarily attributable to the decrease in cash collected on behalf of customers because the cash has been paid to the customers and in other taxes payable because the taxes have been paid; partially offset by a decrease in inventories of US$2.1 million, primarily attributable to our sales of products in the ordinary course of business.
Net cash provided by operating activities was US$0.8 million in 2022. The difference between our net income of US$1.6 million and the net cash provided by operating activities was mainly due to (i) an increase in accounts receivable of US$3.6 million, primarily attributable to our business growth in general, (ii) an increase in inventories of US$3.4 million, primarily attributable to the increased demand of our products, and (iii) an increase in prepayments and other current assets of US$0.4 million, primarily attributable to the development of new products that require prepayments and our business growth in general; partially offset by (i) an increase in accounts payable of US$4.1 million, primarily attributable to our efforts in obtaining longer credit terms from suppliers and our business growth in general, (ii) an increase in accrued expenses and other current liabilities of US$1.5 million, primarily attributable to the increase in accrued payroll and social insurance and in other taxes payable due to the growth of the team, and (iii) an increase in contract liabilities of US$1.2 million, primarily attributable to the increase in the number of our customers and our business growth in general.

Net cash used in operating activities was US$6.5 million in 2021. The difference between our net loss of US$2.1 million and the net cash used in operating activities was mainly due to (i) an increase in accounts receivable of US$4.4 million, primarily attributable to our business growth in general, (ii) an increase in inventories of US$2.2 million, primarily attributable to the increased demand of our products, and (iii) an increase in prepayments and other current assets of US$0.6 million, primarily attributable to our business growth in general; partially offset by (i) an increase in accounts payable of US$0.9 million, primarily attributable to our efforts in obtaining longer credit terms from suppliers and our business growth in general, and (ii) an increase in contract liabilities of US$0.4 million, primarily attributable to the increase in the number of our customers and our business growth in general.
Investing activities
Net cash provided by investing activities was US$2.5 million in the six months ended June 30, 2023, which was primarily attributable to proceeds from collection of loans to a related party of a preference shareholder of US$2.9 million.
Net cash provided by investing activities was US$1.2 million in 2022, which was primarily attributable to proceeds from collection of the loan to a related party of a preference shareholder of US$1.4 million.
Net cash used in investing activities was US$4.8 million in 2021, which was primarily attributable to issuance of a loan to a related party of a preference shareholder of US$4.8 million.
Financing activities
Net cash used in financing activities was US$0.2 million in the six months ended June 30, 2023, which was primarily attributable to repayment for short-term bank borrowings of US$2.9 million and payment for expenses related to this offering of US$0.9 million; partially offset by proceeds from short-term bank borrowings of US$3.6 million.
Net cash provided by financing activities in 2022 was US$2.3 million, which was attributable to proceeds from short-term bank borrowings of US$6.4 million; partially offset by repayment of short-term bank borrowings of US$3.8 million.
Net cash provided by financing activities in 2021 was US$15.2 million, which was attributable to (i) proceeds from issuance of Series B redeemable preferred equity of US$16.1 million, and (ii) proceeds from short-term bank borrowings of US$3.1 million; partially offset by repayment of short-term bank borrowings of US$3.7 million.
In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10.0 million (US$1.4 million). In October 2020, in connection with the loan agreement, X-Charge Technology issued warrants to an affiliate of SPD Silicon Valley Bank to purchase 0.423% of X-Charge Technology’s equity interest at an exercise price at RMB2.0 million (US$0.3 million) in aggregate or purchase 8,786,150 ordinary shares of the company at the option of the holder of such warrants on a fully diluted basis. The warrants are exercisable upon issuance and expire in October 2027. The warrants have not been exercised as of June 30, 2023. See Note 10 to the Consolidated Financial Statements appended to this prospectus for details.
Material cash requirements
Our material cash requirements as of June 30, 2023 primarily include our operating lease commitments, capital expenditures, and working capital requirements.
Our operating lease commitments consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in Europe and China.

The following table sets forth our contractual obligations as of June 30, 2023:
	Payment Due by Period
	Total	Less Than 1 Year	1 – 3 Years
	(US$ in thousands)
Operating lease commitments(1)	617	304	313

Note:
(1)
Represents obligations under lease agreements for our office premises.

Our capital expenditures are incurred primarily in connection with purchase and improvement in property and equipment. We recorded capital expenditures of US$93 thousand, US$214 thousand, US$104 thousand and US$405 thousand in 2021, 2022, and the six months ended June 30, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2023.
Holding Company Structure
We are a holding company with no material operations of our own. We conduct all of our operations through our subsidiaries. As a result, for our cash requirements, including any payment of dividends to our shareholders, we rely upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
Regulations in local jurisdictions where we utilize dividend payments may restrict the ability of our subsidiaries to pay dividends to us. Specifically, our subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries in China have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion. In addition, the full amount of a dividend distributed by our German subsidiary to us is generally subject to (final) German withholding tax at an aggregate rate of 26.375%.
See “Regulation — Regulations Relating to Foreign Exchange and Dividend Distribution — Regulations on Dividend Distributions,” and “Risk Factors — Risks Related to Our ADSs and This Offering — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for a return on your investment.”
Internal Control over Financial Reporting
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2021 and 2022, we and our independent registered public accounting firm identified the following material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.
To remediate the identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, as follows:
•
hire additional financial reporting and accounting staff with adequate experience and knowledge with U.S. GAAP and SEC reporting requirements to address complex U.S. GAAP technical accounting issues, strengthen the financial reporting function, and set up an internal control framework to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements;

•
implement regular U.S. GAAP and SEC financial reporting training programs for the financial reporting and accounting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements; and

•
develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

We intend to remediate the material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of these measures, however, may not fully remediate the material weakness identified in our internal control over financial reporting, and we cannot conclude that the material weakness has been fully remediated. See “Risk Factors — Risks Related to Our Business — We have identified one material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.”
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
Quantitative and Qualitative Disclosure about Market Risk
Foreign currency translation and foreign currency risks
Our reporting currency is United States Dollars (“US$”). The functional currency of our Company and our subsidiaries incorporated in United States, HK S.A.R. and British Virgin Islands is US$. The functional currency of our subsidiary incorporated in Germany is euro (“EUR”), and the functional currency of our PRC subsidiaries is Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive income (loss).
The financial statements of our German subsidiary and PRC subsidiaries are translated from their functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in shareholders’ deficit.
Concentration of credit risk
Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables of prepayments and other current assets, and amounts due from related parties.
We place our cash and cash equivalents and restricted cash in various commercial banks in the PRC and Germany. We believe that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.
We conduct credit evaluations on our customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, we will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.
Interest rate risk
Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on floating rate borrowings, and the risks due to changes in interest rates is not material. We have not used any derivative financial instruments to manage our interest risk exposure.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.
Fair value of our ordinary shares
Prior to this offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purpose:

•
determining the fair value of our ordinary shares at the date of issuance of redeemable preference shares as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any;

•
determining the fair value of our financial liability at the issuance date and each period end.

In determining the fair value of our ordinary shares, we applied the income approach as the primary approach based on our discounted future cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our future financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.
The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.
The major assumptions used in calculating the fair value of our ordinary shares include:
•
Discount rate: The discount rate was based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, macroeconomic risk, comparative industry risk, market risk premium, geographic risk, company size and non-systemic risk factors.

•
Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies engaged in EV charger businesses were selected for reference as our guideline companies.

•
Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on our projected earnings and cash flows. Our revenues growth rates, as well as major milestones that we have achieved, have jointly contributed to the increase in the fair value of our ordinary shares from 2021 to 2023. However, the determination of the fair value of our ordinary shares requires complex and subjective judgments to be made, which will not be necessary once our ADSs begin trading.
Recent Accounting Pronouncements
For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

INDUSTRY
GLOBAL NEV MARKET OVERVIEW
The popularity of new energy passenger vehicles, or NEVs, is on the rise, due to a number of factors, including growing awareness of the benefits of NEVs, favorable local policies and regulations, improving charging infrastructure, and advancements in technology. Consumers are increasingly choosing NEVs as their primary automotives over those powered by traditional internal combustible engines. The proportion of NEVs in the total automotive sales in the world increased from 1.6% in 2017 to 10.0% in 2021 and is expected to surge to approximately 42.9% in 2026. Between 2017 and 2021, the global NEV ownership increased from approximately 3.0 million units to 13.6 million units, representing a CAGR of 46.0%. Going forward, the global NEV ownership is expected to continue to increase rapidly from approximately 22.9 million units in 2022 to 90.5 million units in 2026, at a CAGR of 41.0%. With the growing adoption of NEVs, consumers are placing greater emphasis on enriched driving and ownership experiences, particularly on the driving range and charging speed.
Global NEV Ownership, 2017-2026E

Source: Frost & Sullivan Report
Europe and the United States are two major markets for NEV sales globally. In particular, Europe stands out in the market for its favorable policies that support local OEMs and electrification transformation strategies. In 2021, Europe’s NEV market reached a sales volume of 1.7 million units, which corresponds to a market share of 27.0%, making it the second largest NEV market globally. According to Frost & Sullivan, NEV sales in Europe are expected to reach 5.6 million units by 2026 with a CAGR of 26.1% from 2022 to 2026. At the same time, the United States is rapidly closing the gap with Europe in terms of global NEV market size, primarily driven by continuing advancements in intelligent driving technologies and infrastructure upgrades. NEV sales in the United States are expected to rise from 1.4 million units in 2022 to approximately 4.2 million units in 2026, reflecting a CAGR of 30.3%.

NEV Sales Volumes of Europe and the United States, 2017-2026E

Source: Frost & Sullivan Report
GLOBAL EV CHARGER AND BATTERY-INTEGRATED ENERGY STORAGE CHARGER MARKETS OVERVIEW
In recent years, global sales of NEVs have experienced unprecedented growth, leading to an increase in demand for EV chargers. At present, the mainstream EV chargers include alternating current, or AC chargers, direct current, or DC fast chargers and battery-integrated energy storage chargers. Below is a comparison of the three different types of EV chargers:
	AC Charger	DC Fast Charger	Battery-integrated Energy Storage Charger
Average Output power (kW)	7 – 21	22 – 360	160 – 220
Average Charging Duration (hours)	4 – 10	0.5 – 3.5	0.5 – 1.5
Infrastructure Requirements	Low	High	Low
Installation Costs(1)	Low	High	Low
Major Application Scenarios	Public buildings such as schools and hospitals; private residential areas and rural area with old grid infrastructure	Public parking lots with large flow of vehicles; rest areas along motorways and high-speed roads and shopping malls	Few installation restrictions with low requirement on grid infrastructure

Source: Frost & Sullivan Report
Note:
(1)
The installation costs of EV chargers mainly include equipment, labor and grid transformation costs. The higher installation costs of DC fast chargers are primarily due to the increased infrastructure requirements of grids needed to achieve high output power for charging, resulting in larger transmission distribution investments.

AC chargers are currently the most common type of EV chargers, often used in household charging scenarios. They use alternating current with an average output power ranging from 7 to 21 kW. AC chargers are considered low speed chargers, which can fully charge an electric vehicle in 4-10 hours, depending on the EV’s battery capacity and the charger’s average power output.
DC fast chargers are high speed chargers that use direct current power to charge the battery of an EV. With an average output power ranging from 22 to 360 kw, DC fast chargers provide much shorter charging time, making them very ideal for public charging stations. The widespread adoption of NEVs are increasing demand for electricity, which puts pressure on electricity supply and power grids. While DC fast chargers offer faster charging for NEVs, their deployment presents certain challenges and may require upgrades to power grid facilities to support their higher power requirements.
Battery-integrated energy storage chargers are high-power chargers equipped with battery packs that have the capability to store electricity. Battery-integrated energy storage chargers are built on the foundation of DC fast chargers, while being designed to address common installation and operational challenges, such as unstable electricity supply and demand as well as complex grid upgrades. These chargers offer several distinctive advantages such as efficient charging and flexible deployment. They are relatively easy to install, as there is no need for site improvements or upgrades.
Battery-integrated energy storage chargers can be categorized into two types based on their structure: one-piece chargers and split chargers. One-piece battery-integrated energy storage chargers have all the components integrated into a single “plug-able” piece, whereas split chargers have the energy storage and charging components separated from each other. The major feature comparisons of these two types are set forth as below:
	One-piece Battery-integrated Energy Storage Charger	Split Battery-integrated Energy Storage Charger
Floor Area	Small	Large
Infrastructure Requirements	Low	High
Construction of foundation built under the chargers with old grid upgrades
Major Application Scenarios	Public buildings and areas with old grid infrastructure and fast charging demand; public parking lots with large flow of automotives and rest areas along motorways and high-speed roads	Locations with large and stable charging needs from centralized management automotives, such as electric bus stations and taxi maintenance stations

Source: Frost & Sullivan Report
Market Size of Global DC Fast Charger and Battery-integrated Energy Storage Charger Markets
The expanding global NEV market has led to a substantial rise in demand for EV chargers, and DC fast chargers have emerged as the preferred option for both charging point operators (CPO) and EV owners. With their higher average output power, DC fast chargers generally deliver much higher charging speed, higher operational efficiencies and greater cost-effectiveness. Accordingly, the global installation of DC fast chargers is expected to increase significantly from 1.0 million units in 2022 to approximately 6.7 million units in 2026 at a CAGR of 59.6%.
Global Installed Volume of Public DC Fast Charger, 2017-2026E

Source: Frost & Sullivan Report
In 2021, while DC fast chargers made up only around 30% of the total installed public EV chargers, they accounted for over 70% of the total EV charging demand in terms of energy consumption. The global energy demand for DC fast chargers is expected to increase from 4.0TWh in 2021 to 52.0TWh in 2030, representing a CAGR of approximately 33.0%.
Global Energy Demand for DC Fast Chargers, 2021 and 2030E

Source: Frost & Sullivan Report
European countries are actively promoting the growth of the NEV market and the establishment of charging infrastructure through various initiatives and incentive policies. Accordingly, the installed volume of DC fast chargers is expected to increase from 80 thousand units in 2022 to approximately 910 thousand units by 2026 at a CAGR of 83.6%. Similarly, governments in the United States and Canada are also promoting the modernization of aging grid infrastructure and fostering the expansion of the DC fast charger market to meet the increasing demand for EV charging. In North America, the market size of DC fast chargers in terms of installed volume was approximately 23 thousand units in 2021 and is projected to reach 544 thousand units by 2026.
Installed Volume of DC Fast Chargers in Europe and North America, 2017-2026E

Source: Frost & Sullivan Report

Battery-integrated energy storage chargers offer significant benefits by supporting seamless and efficient grid operations through peak shaving and valley filling. They are expected to play a more critical role in balancing electricity supply and demand, making them increasingly important for the future of energy management. Additionally, battery-integrated energy storage chargers offer other benefits, such as reduced infrastructure requirements and bi-directional charging capabilities, which can significantly accelerate deployment time and reduced installation costs. As a result, these advantages enhance the return on investment (“ROI”) and expands revenue-generating opportunities for CPOs.
Battery-integrated energy storage chargers are anticipated to receive a positive response from both CPOs and NEV consumers due to their exceptional performance and cost-effectiveness. The global sales volume of battery-integrated energy storage chargers is projected to increase from approximately 0.2 thousand units in 2022 to approximately 135 thousand units in 2026, demonstrating a robust CAGR of 409.9%.
Global Sales Volume of Battery-integrated Energy Storage Charger, 2022E-2026E

CAGR 2022E-2026E
Sales Volume
409.9%
Thousand Units
140
120
100
80
60
40
20
0
0.2
2.5
8.6
32.7
135.2
2022E
2023E
2024E
2025E
2026E

Source: Frost & Sullivan Report
Key Drivers and Trends of Global EV Charger and Battery-integrated Energy Storage Charger Markets
The global EV charger and battery-integrated energy storage charger markets are influenced by several key drivers and trends, including the following:
Global Surge in NEV Demand Driving Charging Infrastructure Growth
The global NEV market has experienced significant growth in recent years, fueled by various factors such as increased environmental awareness, government regulations promoting EVs, advancements in technology, and improvements in charging infrastructure. This growth is expected to continue, leading to a surge in demand for charging infrastructure.
In Europe, the introduction of the “Fit for 55” draft reflects the region’s commitment to reducing carbon dioxide emissions from automotives. This ambitious plan sets targets to significantly decrease emissions and encourages traditional automakers to shift their focus from ICE vehicles to NEVs. This transition creates substantial opportunities for the expansion of charging infrastructure in Europe.
The United States is also a key NEV market with considerable potential for charging infrastructure growth. The Biden administration has displayed a proactive approach towards the NEV industry, outlining long-term development objectives. President Biden’s plans include establishing a nationwide network of charging stations, providing financial incentives for EV purchases, and offering support to automotive manufacturers and suppliers to facilitate the transition to EVs.
Unbalanced EV-to-Charger Ratio
The EV-to-charger ratio serves as a critical metric for assessing the progress of EV charging infrastructure and understanding the dynamics of supply and demand for EV chargers. In Europe, the NEV market has witnessed rapid growth driven by ambitious decarbonization objectives and growing environmental awareness among consumers. However, the average EV-to-charger ratio in Europe was around 14 in 2021, according to Frost & Sullivan, indicating an imbalance in the supply and demand of EV chargers. To support the expansion of the NEV market and achieve the 2050 carbon neutrality target, the European Union has called for active efforts to enhance local infrastructure development across European countries and regions.
Similarly, in the United States, the average EV-to-charger ratio was approximately 18 in 2021, according to Frost & Sullivan. The imbalanced ratio can be attributed to variations in economic development and regional disparities in NEV sales across the country. Recognizing the importance of meeting the increasing demand for EV charging, the U.S. government has prioritized investments in NEV industries and infrastructure development to help reduce the EV-to-charger ratio.
Rising Demand for DC Fast Chargers
As the demand for NEVs continues to soar, there is an ever-growing necessity for fast charging technology to overcome the limitations of battery technology and offer accelerated charging solutions. Fast charging technology enables shorter charging times, which is particularly important to individuals on the go or businesses that rely on efficient automotive turnover.
To cater to the charging needs of NEV owners, especially in urban areas where access to home charging facilities may be limited, both governmental entities and private companies are actively investing in the development of DC fast charging infrastructure. This infrastructure plays a vital role in supporting the expansion of the NEV market by providing convenient and easily accessible charging options.
Commercial fleet owners, such as those operating buses, have a strong incentive to adopt fast charging technology due to their predictable driving routes and higher energy demands. DC fast chargers effectively address the scheduling challenges caused by lengthier charging times without the need for increased battery capacity. For CPOs, prolonged charging times lead to lower ROI for individual chargers. Therefore, the development of fast chargers not only improves the ROI for CPOs but also incentivizes further investment in charging infrastructure.
The number of publicly accessible DC fast chargers worldwide has increased from 0.1 million units in 2017 to 0.6 million units in 2021 and is projected to reach 6.7 million units by 2026, with a CAGR of approximately 59.6% from 2022. Additionally, the proportion of DC fast chargers among all public EV chargers is expected to rise from 30.9% in 2022 to 42.0% in 2026.
Increasing Deployment of Battery-Integrated Energy Storage Chargers
Battery-integrated energy storage chargers are gaining popularity due to their ability to provide electricity for NEVs while alleviating the strain on existing grid systems. They also offer auxiliary functions to improve grid efficiency. The following sets forth the key advantages of battery-integrated energy storage chargers which would further increase the deployment of battery-integrated energy storage chargers.
Alleviate the imbalance between electricity supply and demand.   Driven by aggressive decarbonization efforts and the expansion of the NEV market worldwide, the global energy demand for public DC fast chargers is expected to increase from 4.0TWh in 2021 to 52.0TWh in 2030, representing a CAGR of approximately 33.0%. However, the increasing demand for NEVs and concentrated charging during the day can put pressure on power grids, potentially resulting in electricity shortages in areas ill-equipped to handle the rising uptake of NEVs. This challenge is further exacerbated by factors such as international political tensions and extreme weather events, which contribute to electricity shortages on a global scale. Moreover, the aging and decommissioning of traditional grid facilities, particularly in Europe and the United

States, add to the need for charging infrastructure with energy storage capabilities. Battery-integrated energy storage chargers offer a solution by functioning as distributed energy facilities. They play a crucial role in supporting the efficient operation of the grid system and alleviating the stress caused by imbalances in supply and demand. These chargers actively assist the power grid in regulating peak demand and frequency, becoming increasingly significant as the future unfolds.
Support flexible deployment of charging infrastructure.   The deployment of DC fast chargers involves complex tasks such as creating and upgrading grid connections and adding power loads. These processes require multiple planning, approval, and procurement steps, resulting in significant lead times. Moreover, the addition of new loads to grid networks often necessitates costly and time-consuming equipment upgrades, including low and medium voltage transformers and lines. This issue is particularly pronounced in rural and remote areas with weaker grids. Battery-integrated energy storage chargers provide a solution to these challenges by facilitating quick installations that leverage existing low-power utility services, thereby eliminating the need for expensive and time-consuming utility upgrades. Furthermore, the mobility of battery-integrated energy storage chargers allows for optimized placement and site access, helping ensure maximum utilization and minimum risk of stranded assets.
Provide higher ROI and utilization.   Battery-integrated energy storage chargers offer significant enhancements to the ROI and utilization of EV chargers by providing faster, more reliable, and future-proof EV charging networks in an effective and flexible manner. These chargers have reduced infrastructure requirements, resulting in shorter deployment times and lower installation costs for CPOs. Additionally, their peak-shaving and load-shifting capabilities contribute to reduced operating costs for CPOs. Furthermore, bi-directional charging supported by battery-integrated energy storage chargers enables CPOs to sell excess power back to the grid, generating additional revenue. In the future, technological advancements and digitalization will drive the development of integrated charging solutions with diverse value-added services for customers. Smart charging terminals will serve as energy storage facilities, integrating with the grid and various renewable energy sources to form a comprehensive energy system. Battery-integrated energy storage chargers will also serve as vital hubs for information and data flow, providing effective support for energy services and creating multiple revenue streams for CPOs. For EV users, the peak shaving and valley filling capabilities of battery-integrated energy storage chargers result in savings on electricity fees.
COMPETITIVE LANDSCAPE
According to Frost & Sullivan, the European DC fast charger market is highly competitive and fragmented. XCHG Limited ranked second in the European DC fast charger market in terms of sales volume in 2022.
XCHG Limited is one of the earliest companies dedicated to the R&D of battery-integrated energy storage chargers. In April 2022, XCHG Limited successfully launched its self-developed product, the NZS charger, which is also one of the only few battery-integrated energy storage chargers sold in the world so far. Compared to competing models, the NZS charger offers superior performance of larger battery capacity, higher charging efficiency, greater tolerance to extreme environments and longer service life. In addition, the NZS charger is one of the first EV charger products to provide bi-directional charging service in the world.

BUSINESS
Overview
We offer comprehensive EV charging solutions which primarily include the DC fast chargers named the C6 series, the C7 series and the C9 series, the advanced battery-integrated DC fast chargers which we call Net Zero Series (“NZS”), as well as our accompanying services. Our integrated solution combining proprietary charging technology, energy storage technology and accompanying services significantly improves EV charging efficiency and unlocks the value of energy storage and management. We were a leading high power charger supplier in Europe by sales volume in 2022, according to Frost & Sullivan. As of the date of this prospectus, we have begun the commercial deployment of our NZS solution in Europe, North America and Asia. Customers of NZS solutions include Enel, Electra and BYD, among others.
The increasing adoption of EV and renewable energy has brought fundamental changes to the demand and supply of electricity. Not only has electricity demand increased in aggregate, peak demand patterns have also changed. In addition, the intermittent nature of renewable energy generation has led to greater energy supply fluctuation. As a result, there is an imminent need for energy storage solutions to balance electricity demand and supply in order to increase energy utilization and reduce the pressure of grids. According to Frost & Sullivan, the global market size for energy storage by revenue is expected to reach US$90.0 billion by 2026.
As a pioneer in the EV charger industry, we believe EV charging is essentially an energy management business that uses innovative technologies and creative solutions to tackle energy problems. Leveraging our established fast charging technology, as well as our in-house proprietary energy storage system (“ESS”) technology, we have pioneered a unique advanced battery-integrated EV charging solution, NZS. NZS chargers integrate DC fast chargers with lithium-ion batteries and our proprietary energy management system, storing power when it is generally more available (for example, during nighttime) and discharging power when the demand is high (for example, during daytime).
Our NZS solution enables fast charging at low power locations or vis-à-vis aged grid infrastructures (which typically are not compatible with fast charging equipment) with no significant site improvements or grid upgrades needed. With the unique “plug-and-play” design, our NZS chargers are easy to install and highly deployable in locations where conventional fast chargers cannot be installed, for example national parks, parking lots or communities with insufficient power capacity. Therefore, we believe that our NZS solution is able to address a larger market, which cannot be reached by conventional fast chargers.
Our NZS solution is one of the earliest and currently one of the very few commercialized EV chargers designed with a Battery-to-Grid (“B2G”) function, according to Frost & Sullivan. It enables energy to be purchased during off-peak hours at lower prices, and sold back to the grid during peak hours at higher prices, enabling operators to generate profit even if no vehicle is charging. With this unique feature, our customers can achieve a return even before considering the utilization of the EV charger itself. This increases the overall return on investment (“ROI”) for our customers. At the core of our NZS solution is our proprietary energy management system (“EMS”), which automatically optimizes energy supply and usage across the grids, batteries and EVs.
As we pursue the digitalization of EV charging solutions, our proprietary software system aims to provide customers with comprehensive solutions catering to different and evolving needs in the EV era, as well as to offer superior user experience. Our software system features an intuitive user interface, where our customers can monitor and control every key detail of the charging network easily, including real-time safety monitoring, traffic settings, and data analysis. We offer upgrades to our software system over-the-air (“OTA”) to provide more functions and enhance user experience.
Our “charger-as-a-service” business model enables us to achieve highly visible revenue streams from repeated purchases from our blue-chip customers. Complementary to the initial sales of products, we generate recurring revenue from the accompanying services throughout the entire life cycle. As the number of installed chargers grows, we expect recurring revenue to account for an increasing portion of our total revenue. In addition, our NZS solution is expected to create new commercialization opportunities for us. For example, with the B2G function, NZS chargers can sell energy back to the grid during peak hours.

We have formed key customer relationships and partnerships with global energy players such as Enel, charge point operators such as Electra, EV manufacturers such as BYD, and EV fleets such as Hertz, among others. With our NZS solution, we can essentially penetrate the areas where conventional fast chargers cannot be installed given the grid constraint. This creates opportunities for us to extend our customer base to a broader group that cannot be reached by conventional fast chargers.
We have established global presence with offices, R&D centers and sales centers in Europe, North America and Asia. We currently deploy our solutions primarily in Europe while we also recognize revenue from other regions, including the United States, China, Brazil and Chile. As of June 30, 2023, our R&D team included 68 personnel based in Germany and China. For production, we primarily rely on OEMs to manufacture our products. By using OEMs, we are able to commercialize our products with quality assurance at a higher speed and lower upfront costs. It also gives us greater flexibility to adjust and scale up according to demand. In addition, we plan to construct our manufacturing plant in the United States, which is expected to be ready for manufacture operation in 2024.
In 2022, we recognized revenue on 1,934 DC fast chargers and accompanying services, as compared to 807 DC fast chargers in 2021. Our revenue increased by 123.7% from US$13.2 million in 2021 to US$29.4 million in 2022. Our gross margin in 2021 and 2022 was 35.2% and 36.4%, respectively. In the six months ended June 30, 2023, we recognized revenue on 1,101 DC fast chargers and accompanying services, as compared to 552 DC fast chargers in the six months ended June 30, 2022. Our revenue increased by 120.2% from US$8.9 million in the six months ended June 30, 2022 to US$19.6 million in the six months ended June 30, 2023. Our gross margin in the six months ended June 30, 2022 and 2023 was 33.0% and 43.7%, respectively. We are one of the very few companies in the EV charger industry that has achieved profitability, according to Frost & Sullivan. We achieved a net profit margin of 5.5% in 2022 and 11.4% in the six months ended June 30, 2023.
Our Strengths
We believe that the following strengths contribute to our success and differentiate us from our competitors.
Global leader in integrated EV charging solutions
Our market leadership in the industry is validated by our sales volume, global presence, market share and profitability. We were a leading high-power charger supplier in Europe by sales volume in 2022, according to Frost & Sullivan.
We have established global presence to capture growth opportunities worldwide. Currently, our sales team is primarily located in Europe. We design our charging products in-house. For production, we primarily rely on OEMs in China to manufacture our products. We also plan to construct our first in-house manufacturing facility in the United States to capture the U.S. market.
We have been growing rapidly while maintaining industry-leading profitability, according to Frost & Sullivan. As a result of our expansion efforts, we have achieved rapid revenue growth rate of 123.7% from 2021 to 2022, and 120.2% from the six months ended June 30, 2022 to the six months ended June 30, 2023. With our cost advantage and efficient capital deployment, we generated a gross margin of 36.4% and 43.7% and a net profit margin of 5.5% and 11.4% in 2022 and the six months ended June 30, 2023, respectively. We are one of the very few companies in the EV charger industry that has achieved profitability, according to Frost & Sullivan.
Pioneer of battery-integrated charging and energy storage solutions
Our battery-integrated EV charging solution, NZS, is one of the world’s first bi-directional charging systems enabled by B2G technology and integration with energy-storage-system, according to Frost & Sullivan.
Our NZS chargers can be easily installed with a standard 30kW/60kW power plug, hence reducing the deployment time from 3~6 months for conventional chargers to only 2~4 weeks. Our NZS chargers feature battery capacity of a maximum 466kWh. Using a 30kW/60kW power plug to connect the charger with the grid, NZS chargers enable 210kW output power and are able to support two vehicles charging at the same time. Our NZS chargers, via EMS, intelligently adapt to different charging scenarios and automatically adjust the charging and discharging settings.
Our NZS solution is highly deployable and able to provide fast-charging experience, and does not require heavy construction projects on the local grid, achieving a real “plug-and-play” installation. They can be easily installed in broad scenarios, including old communities with insufficient power capacity. Leveraging pioneering B2G technology, NZS solution can deliver higher ROI for the infrastructure owners than conventional DC charging systems by creating additional revenue streams such as net metering sale back revenue.
We are also exploring additional commercialization opportunities based on our charger-as-a-service model with our NZS solutions. For example, with our B2G function, our NZS chargers can sell energy back to the grid during peak hours.
Since the introduction of NZS solution in April 2022, we have received orders from industry-leading partners such as Enel, Electra and BYD, among others. After the testing period, we expect to start the mass delivery of NZS chargers in the second half of 2023.
Unique business model of “charger as a service”
Our integrated EV charging solutions, backed by our proprietary product and service offerings, create a business model that supports the entire charger life cycle from product sales to accompanying services, including software system upgrades and hardware maintenance, and generates recurring revenue from long after-sales tail. We refer to such business model as “charger as a service.”
Product sale.   Our state-of-the-art DC fast charging stations with robust performance and various features such as energy storage and bi-directional energy transfer allow us to generate a strong revenue stream from product sales.
Services.   We extend our revenue cycle by providing continuous software system upgrades and hardware maintenance. This enables us to take the EV charger products beyond a single product offering, and generate stable recurring revenue.
Our unique business model with multi-faceted revenue streams enables asset-light growth and provides high revenue visibility and longevity of cash flow throughout the entire charger life cycle.
Proprietary and differentiated technologies
We have developed a plethora of proprietary technologies that differentiate us from our peers. For example, we have developed the advanced energy management system, or EMS, which encompasses the full range of energy-related functions, including energy storage and B2G technology, integrating energy generation, conversion and bi-directional utilization in one system. With B2G technology, NZS charger is currently one of the very few charging systems in the market that is capable of bi-directional charging, according to Frost & Sullivan. In addition, EMS intelligently adapts to different charging scenarios and automatically adjusts the charging and discharging settings. Our products have been certified by many international standards within the EV industry, including PTB certification, TUV certification, IDIADA test and CharIn durability test. We have also won the awards of “Red Dot Award 2016 Best of the Best” and “Tech Pioneer” by the World Economic Forum in 2022. We have obtained and maintained intellectual property protection for our products and technologies, which we believe is fundamental to our long-term success.
Partnership with diversified global blue-chip customers and potential to tap into broader markets
We have maintained strategic and long-term relationships with a number of well-known European energy companies such as Enel through our extensive marketing engagement, differentiated product and service offerings, timely delivery and after-sales support. Our products can be customized to cater to customers’ various demands. Our customers consider our product and service suite a reliable solution to achieve their net-zero commitment while generating attractive returns at the same time.

Based on our charger-as-a-service model, we have successfully extended our customer portfolio beyond energy customers such as Enel and charge point operators such as Electra, to include a broader group including EV manufacturers such as BYD and EV fleets such as Hertz. We expect to collaborate with customers in many more industries in the future.
With its low deployment cost and “plug-and-play” feature, our NZS solution is also able to address the demands of a broader range of customers of different scales, unlocking significant opportunities in serving the “long tail” of the EV charging and energy storage ecosystem.
Visionary management team of industry pioneers
Our founders are visionary pioneers of the industry with strong execution capabilities and extensive industry knowhow in EV charging solutions. Our founding members were among the early employees at Tesla APAC. As a founder-led company, we have a strong entrepreneurial spirit, driving the company to be flexible and react quickly to seize opportunities.
Our core management team is a visionary, dedicated and passionate team with international backgrounds from multinational companies and expertise across the EV charger, renewable energy and energy storage sectors. Our core management’s international mindset as well as thorough understanding on the market dynamics in Europe and the United States lay a solid foundation for our Company to capture global expansion opportunities.
Our Strategies
The key elements of our growth strategy include the following, which we believe would empower us to further achieve superior growth and strengthen our market position:
Continue to invest in R&D with particular focus on EMS
We intend to consistently commit to innovating new technologies, thereby strengthening our demonstrated leadership in providing differentiated EV charging and energy storage solutions to the market. In particular, we intend to further upgrade our proprietary EMS and battery management systems, in order to (i) develop customized configurations to adapt to the energy grid systems across multiple markets, and allow customers to incorporate customized features or settings for the systems they ordered, and (ii) improve the efficiency and useful life of batteries.
Expand manufacturing capacity in the United States
We plan to continue to increase our manufacturing capacity in order to better serve our customers as demand for our products accelerates and to optimize our supply chain. In particular, we intend to invest in full-scale manufacture facilities in Texas, the United States, with the majority of components to be purchased from U.S. suppliers. Such expansion is intended to accelerate our response time to the United States markets. We are in the process of the strategic planning for such expansion with assessment on scale, location, timing and capital expenditure, and we expect such facilities will be ready for manufacture operation in 2024.
Expand the pool of our business partners to achieve global scale and diversification
As we expand in scale, we plan to expand our pool of business partners, including customers, suppliers and collaborators globally, and to deepen our relationship with existing business partners. We are further investing in our sales teams in Europe and the United States, which enables us to penetrate each major market, work with local industry leaders, and to provide tailored solutions to clients in these markets. Leveraging our established relationships with international blue-chip companies such as Enel and Hertz, we plan to further enhance our corporations with more diversified business partners across different regions, thereby establishing strong presence globally.
Increase adoption of NZS solution and development of new products
We expect significant market opportunities for our NZS solution under the overarching theme of global carbon net zero commitment, with the increasing EV adoption creating potential constraints to grid infrastructures. We therefore plan to capture such opportunities by expanding the scale and volume of our NZS solution to sell to both our existing and potential customers globally. In the future, as we continue to commercialize our NZS solution, we intend to develop additional services by leveraging the embedded energy storage and plug-and-play features of our NZS solution. Leveraging the commercialization of NZS solution, we plan to develop and introduce more energy-related products and services.
Our Solutions
Our EV charging solutions primarily include the DC fast chargers named the C6 series, the C7 series and the C9 series, the advanced battery-integrated DC fast chargers which we call the Net Zero Series (“NZS”), as well as accompanying services.
Our products
We have established a portfolio of customizable DC fast chargers that offer high power output. Our chargers are easy to install and highly deployable, therefore are suitable for a variety of premises such as commercial centers, parking lots, hubs, fueling stations, parks, and even communities with insufficient power capacity. We support various payment methods such as apps, NFC, and credit cards. Moreover, our chargers are also easily accessible with QR codes, supporting plug-and-play feature without the need of downloading any apps. We also support offline authentication and thus our chargers can operate without internet connection.
The following table sets forth a summary of the key features of our charging products:
Model	Peak Output	Number of Charging Guns	Battery Storage	Bi-directional Charging
C6	200 kW	Two	\	\
C7	420 kW	Two	\	\
C9	360 kW	Two	\	\
NZS	210 kW	Two	466 kWh	√
DC fast chargers
We offer DC fast chargers with high output power that may reduce charging time and range anxiety for EV drivers as compared to regular alternating current (“AC”) chargers. Our DC fast chargers convert AC power from the electric grid into DC power before distributing the power to charge the EVs’ batteries, thereby reducing the charging time.
Our DC fast chargers include the C6 series, the C7 series and the C9 series.

•
Our C6 series is a DC fast charger with customizable configuration options for the operators, where the output power can be selected step by step up to 200 kW. Its automatic output adjustment mechanism maximizes the overall operation efficiency and utilization. The C6 series is able to achieve up to 97% conversion rate by built-in power conversion module. Based on customers’ demands, we also offer customized exterior and user interface.

•
In May 2023, we launched our newest DC charger model, the C7 series. With its high charging power up to 420 kW, the C7 series is able to shorten the time users spend at the charging station. The C7 series features easy-to-use charging socket, integrated cable management, and intuitive touch display, and can be easily deployed and accessed in public parking lots.

•
Our C9 series is equipped with our proprietary liquid cooling technology, which enables continuous output of 500A, providing drivers with superior charging experience. The ultra-fast charger combines one 360kW charging unit connecting up to three satellites, which saves spaces in crowded downtown parking lots. When multiple vehicles plug in simultaneously, power will be allocated intelligently among satellites and between connectors by 60kW steps based on real-time vehicle demand while reserving priority for the liquid-cooled connector. The automatic cable retraction system on the top of the charger reduces weight of the ponderous liquid-cooled cable, making the whole charging process smooth.

We have experienced rapid growth in delivery of DC fast chargers, increasing from 807 in 2021 to 1,934 in 2022. In the six months ended June 30, 2023, we delivered 1,101 DC fast chargers, as compared to 552 DC fast chargers in the same period in 2022.
Net Zero Series (“NZS”) solution
In addition to the DC fast chargers, we introduced our advanced NZS solution in April 2022, which offers the synergy of energy storage and fast charging experience. NZS chargers are single-unit high-power chargers with a disruptive design and equipped with a liquid cooled lithium-ion battery that can store up to 233kWh of electricity per unit. Moreover, each NZS charger can be equipped with up to two storage units, which allows the maximum battery capacity at 466kWh. According to Frost & Sullivan, NZS solution is one of the earliest bi-directional charging systems to have entered the commercialization stage. An intelligent software system, our proprietary EMS, is applied in the NZS solution, which automatically optimizes energy supply and usage across the grids, batteries and EVs. Our NZS chargers are featured with different charging modes to optimize the charging process. For example, in Max mode, the chargers will deliver the maximum amount of energy and recharge the power storage unit continuously, while in Eco mode, the storage unit will only recharge during off-peak hours. We also allow operators to choose their preference in charging and discharging the batteries according to the different circumstances in local grids. Using a 30kW/60kW power plug to connect the chargers with the grids, NZS chargers are easy to install and do not heavily rely on local infrastructure. The plug-and-play NZS chargers fit with most premises with a standard 30kW power plug, and can be easily relocated. The bi-directional charging feature and the B2G function enable energy to be purchased during off-peak hours at lower prices, and sold back to the grids during peak hours at higher prices, enabling operators to generate profit even if no vehicle is charging. NZS chargers enable 210kW output power and are able to support two vehicles charging at the same time.

As of the date of this prospectus, we have begun the commercial deployment of our NZS solution in Europe, North America and Asia. Customers of NZS solutions include Enel, Electra and BYD, among others.
Our services
Complementary to the initial sales of products, we also offer accompanying services throughout the entire life cycle, including both software system upgrades and hardware maintenance. We start to charge our customers for the services after an inclusion period of one to two years following the sale.
For software, our self-developed software system aims to provide our customers with comprehensive solutions catering to the evolving needs of the EV industry. Our charger management enables customers to remotely connect, configure and monitor their chargers. It offers various functions such as condition monitoring, over-the-air system upgrades, and remote auto diagnosis. For NZS solution, we have developed our proprietary energy management system (“EMS”), which automatically optimizes energy supply and usage across the grids, batteries and EVs. With a standard API connector, our software system can be easily integrated with customers’ existing IT systems. We also offer software updates for customers who use our software system.
For hardware, we provide repair and maintenance services for any hardware faults and errors. In addition, we provide customers with after-sales support services, including both online and field support, product training, preventative maintenance and part lifecycle management, helping to ensure smooth customer experience.
Our Revenue Model
Our revenue comprises initial sales of products, and recurring revenue from accompanying services, including software system upgrades and hardware maintenance. As the number of installed chargers grows, we expect recurring revenue to account for an increasing portion of our total revenues. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Our Key Technologies
Battery safety
We take battery safety seriously. We have developed a proprietary heat treatment technology to enhance heat dissipation, which greatly reduces the size and weight of the battery pack. We have also developed an overheat alert technology to detect and discover battery failure at the early stage, thereby enabling early intervention of thermal management. This technology greatly improves the operational safety of the battery.
Smart charging
We continue to provide our customers with highly intelligent EV charging solutions at both the charger level and the software level.
All of our chargers are designed with adaptive smart charging technology. Our chargers automatically allocate power in real-time according to the charging demand of various vehicles to optimize efficiency of operation. We have also developed intelligent charging functions according to different customer categories on our software system.
Energy Management System (“EMS”)
We have developed the advanced energy management system, or EMS, which encompasses various energy-related functions. For example, EMS supports the bi-directional charging functions such as battery-to-grid and vehicle-to-grid, making it possible to transmit energy both from grid to batteries or vehicles, as well as reverse transmission from vehicles or batteries to grid. The bi-directional charging function helps reduce the power demand for the grid in peak hours while providing economic energy strategy to customers. In addition, EMS features different energy management modes with different charging and discharging settings among which our customers can flexibly adjust, allowing them to optimize their strategy based on business needs.
Our Blue-Chip Customers
Our customers primarily include energy customers such as Enel and charge point operators such as Electra. We have also expanded our customer base to a broader group, including EV manufacturers such as BYD, and EV fleets such as Hertz. Specifically, as of the date of this prospectus, we have begun the commercial deployment of our NZS solution in Europe, North America and Asia. Customers of NZS solutions include Enel, Electra and BYD, among others. Going forward, we expect to further enhance our corporation with existing and potential customers across different regions, thereby establishing a strong presence globally.

Solution Case Study — NZS
In March 2023, our NZS solution was deployed at a customer’s headquarters in Allen, Texas. Our NZS solution offers high maximum output with two charging ports that is able to reduce charging idle time. Moreover, to address customers’ demand for sustainable and reliable energy solutions, its bi-directional energy storage feature supports not only vehicle charging but also emergency power for surrounding buildings and additional grid support during blackouts. We believe that this illustrates our ability to address the growing need for efficient EV charging solutions in the region. We intend to further promote the commercialization of NZS solutions to reach more customers.
Solution Case Study — C6 Series
We provided C6 DC fast chargers and our software system to BVG Berlin, a public transport company in Berlin, to support its EV bus fleet. Our smart scheduling system helps BVG Berlin to efficiently plan the charging schedules for its EV bus fleet. Once a bus arrives at the depot, the driver plugs in our charger, and our system will automatically identify the bus, its current battery power, and the scheduled departure time. Based on the departure time and power need of multiple buses charging simultaneously, our system automatically decides the charging priorities and allocates the output among chargers accordingly.
Sales and Marketing
Our solutions are sold in over 20 countries and regions across Europe, North America, Asia and other places across the world as of the date of this prospectus. We currently have a field sales force that maintains business relationships with our customers and develops new sales opportunities through lead generation and marketing. We have established a professional direct sales team primarily based in Europe. We actively promote our latest research and development achievements to attract customers and generate more revenue. In addition, we participate in various industry conferences to display our sample products, which help us extend our customer reach. We typically entered into framework agreements with our customers which set forth the parties’ intent to cooperate. Pursuant to such framework agreements, customers place purchase orders to us from time to time, which set forth the details of the separately negotiated purchased amount and product specifications, based on which we prepare delivery.
Manufacturing and Supply Chain
We design our charging products in-house. For production, we primarily rely on OEMs to manufacture our products. For products manufactured by OEMs, we are primarily responsible for the procurement of hardware components, which will be installed at the OEMs. To maintain the high quality of our products, we have established a set of strict quality assurance standards for our OEMs, and have a quality assurance team on-site to oversee the entire manufacturing process. Our chargers shall undergo multiple tests, including security, electromagnetic compatibility, function and environmental tests, to prove safety and reliability of the charging equipment before deployment. We believe that our arrangement with OEMs is able to satisfy our current business needs. We also plan to construct a new manufacturing facility in Texas.
We emphasize quality control in all aspects of our operations. We devote significant resources to quality control of our products with a dedicated team. From product development, component sourcing to product assembly and delivery, we strictly control the quality of our products and components, so that our products meet our stringent internal standards as well as international and industry standards. In particular, we have attained certifications, such as EU-type examination certification, ISO certification and CE marking certification, for our charging products.
To optimize our supply chain management, we are exploring opportunities to enter into framework supply agreements with some key suppliers to strengthen our supply base. In line with our global expansion, we will also explore opportunities to engage additional suppliers to strengthen our supplier diversity. In 2021, 2022 and the six months ended June 30, 2023, and up to the date of this prospectus, we have not experienced material disruptions in the sources and availability of raw materials.
Research and Development
We have invested a significant amount of time and expense into development of our charging technologies and products. Our R&D centers are located in Germany and China, and our R&D team consists of 68 people with background in engineering, software development, and design, among others. Our R&D focus remains on innovating and optimizing charging technology to maintain our competitive edge. We follow a market-oriented research and development approach to optimize our existing solutions and develop advanced solutions.
Intellectual Property
We rely on a combination of trademark, fair trade practice, intellectual property laws, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. As of June 30, 2023, we had 49 patents, 20 copyrights and 50 trademarks.
We also enter into confidentiality agreements with our employees, and we rigorously control access to our proprietary technology and information. As such, we believe the protection of our trademarks, copyrights, domain names, trade names, patents, trade secrets, know-how, and other proprietary rights is critical to our business. For risk factors relating to our intellectual properties, please see “Risk Factors — Risks Related to Our Business — The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.”
Environmental, Social and Governance (“ESG”) Initiatives
We believe that integrating corporate responsibility into our business model is essential for sustainable growth. As we continue to expand, we are dedicated to leveraging our products and services to provide public welfare resources to all. From the outset of our operations, we have taken proactive steps to promote environmental sustainability, social responsibility, and good governance, all of which are crucial to improving our corporate governance and benefiting society.
We recognize the importance of contributing to sustainable development for the benefit of our society and environment, and our products and services promote the use of environmentally friendly technology. We are subject to environmental laws and regulations which govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all applicable requirements under applicable environmental laws and regulations. Dedicated for sustainable development, we closely monitor carbon emissions in product manufacturing. Based on our calculation, the total carbon footprint of our C6 series charger during its life cycle is approximately 1,600 CO2e per unit.
We also encourage our employees and business partners to reduce their energy consumption and carbon footprint. We strive to minimize our operational impact on the environment and promote sustainability and environmental awareness at all levels of our organization. Our initiatives include strictly controlling paper use and air conditioning temperatures, arranging cost-effective transportation for business trips, and using environmentally friendly office supplies. Additionally, we incorporate environmental considerations as part of our supplier selection process.
Ensuring the safety and health of our employees is our top priority. We comply with all applicable workplace safety and occupational health laws and regulations. To ensure our employees’ safety and health, we have established multiple operational procedures and safety standards, which cover fire prevention and occupational health, among others.
At our company, we strongly believe that our employees are our most valuable asset, and we are committed to providing them with career advancement opportunities. We offer comprehensive training courses to all employees, including new hires and senior management. We offer our employees a comprehensive compensation package, including a base salary, bonuses, and various benefits. In addition, we value inclusion, diversity and equality in our human resource management policy, as well as continuously improving our support for the female community by providing equal work opportunities and management positions.
Competition
According to Frost & Sullivan, the European DC fast charger market is highly competitive and fragmented. XCHG Limited ranked second in the European DC fast charger market in terms of sales volume in 2022.

XCHG Limited is one of the earliest companies dedicated to the R&D of battery-integrated energy storage chargers. In April 2022, XCHG Limited successfully launched its self-developed product, the NZS charger, which is also one of the few battery-integrated energy storage chargers sold in the industry so far. Compared to competing models, the NZS charger offers superior performance of larger battery capacity, higher charging efficiency, greater tolerance to extreme environments, and longer service life. In addition, the NZS charger is one of the first EV charger products to provide bi-directional charging service in the world.
Employees
We had a total of 147 employees as of June 30, 2023. Our employees are primarily located in Germany, the United States and China. The following table sets forth the numbers of our employees categorized by function as of June 30, 2023.
Function	Number of Employees
Research and development	68
Sales and delivery	24
Manufacturing	23
After-sales	11
General and administrative	21
Total	147
Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.
We enter into standard labor contracts and confidentiality agreements with our employees. To date, we have not experienced any significant labor disputes. None of our employees are represented by labor unions.
Facilities
Our sales center is located in Germany and our R&D centers are located in Germany and the PRC. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
Legal Proceedings
We may be involved in disputes and legal or administrative proceedings in the ordinary course of our business from time to time. We are currently not a party to any material legal or administrative proceedings. However, litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION
This section sets forth a summary of the principal German laws and regulations and PRC laws and regulations relevant to our global operations.
Germany
General Product Safety Liability
Our products will have to comply with product-specific or general, non-specific product safety and product liability legislation and associated regulations.
The EU has passed a directive on general product safety that applies in the absence of specific provisions among the EU regulations governing the safety of the products concerned, or if legislation on the sector is insufficient. Under this directive, manufacturers and distributors may only market products that comply with a general requirement of consumer safety. A product is safe if it does not present any risk or only the minimum risks compatible with the product’s use considered to be acceptable and consistent with a high level of protection for the safety and health of persons. In addition to compliance with the safety requirement, manufacturers and distributors must provide consumers with the necessary information in order to assess a product’s inherent risks and take the necessary measures to avoid such threats (for example, withdraw products from the market, inform consumers and recall products). Strict liability applies for defective products throughout the EU in addition to any consumer protections at the national level.
In Germany, the EU requirements have been implemented via the Product Safety Act (Produktsicherheitsgesetz) and the Product Liability Act (Produkthaftungsgesetz), which are accompanied by the more general provisions under the tort law codified in the German Civil Code § 823 (Bürgerliches Gesetzbuch).
Reuse, Recycling and Recovery
Manufacturers of electrical equipment are obligated to assist customers with the disposal, recovery and recycling of certain underlying components of their products once they have reached their end-of-life/disposal stage, according to the German Circular Economy Act (Kreislaufwirtschaftsgesetz) in conjunction with the Electrical and Electronic Equipment Act (Elektro- und Elektronikgerätegesetz).
An EU directive on batteries (the “Batteries Directive”) governs the recovery of batteries within the EU. The Batteries Directive requires manufacturers and distributors of batteries to bear a significant amount of the costs associated with proper collection and disposal of end-of-life batteries. As batteries are our major products, we may have to (potentially) incur additional costs and administrative burdens to comply with laws governing the recovery of batteries and other similar laws. The Batteries Directive, as well as an EU directive on the restrictions of the use of certain hazardous substances in electrical and electronic equipment, limit manufacturing options because they also contain prohibitions on the use of certain identified substances and materials.
Cross-border Import and Export of Products
Sales of our products may be subject to export control and sanction regulations, as well as trade policy measures, such as tariffs. We may be required to comply with export control regulations, trade and economic sanctions restrictions and embargoes imposed by multiple authorities, such as the EU and the United States. In addition, the EU, the United States and other applicable sanctions and embargo laws and regulations vary in their application (and may be inconsistent): they do not all apply to the same covered countries, persons, groups and/or entities, projects and/or activities, and such sanctions and embargo laws and regulations may be amended or strengthened from time to time.
Within our primary target market, the German internal market, the principle of free movement of goods applies. When importing good from, and exporting goods to, non-EU countries, we will have to comply with national and European foreign trade and customs regulations.

Data Protection and Privacy
The GDPR applies to the processing of personal data in the context of activities of establishments in the European Economic Area (“EEA”), regardless of whether the processing takes place in the EEA or not. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data. The GDPR also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities. It also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require so-called data protection impact assessments, at least in cases where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In Germany, operators of online platforms have to comply with the specific requirements of the German Tele Media Act (Telemediengesetz), which takes into consideration particular aspects of online communication. For example, the German Tele Media Act provides for additional information obligations which are stricter than the general requirements of the Data Protection Act (e.g., a requirement to include an imprint on websites and apps).
An EU directive on the processing of personal data and the protection of personal data in the electronic communications sector adopted in 2002 sets out rules to ensure security in the processing of personal data, the notification of personal data breaches and confidentiality of communications through public electronic communication services such as the internet and mobile telephony. Providers of such electronic communication services must, among others, ensure that personal data are accessed by authorized persons only, are protected from being destroyed, lost or accidentally altered and from other unlawful or unauthorized forms of processing and ensure the implementation of a security policy on the processing of personal data. The e-Privacy Directive also contains several provisions aimed at ensuring the confidentiality of electronic communications and sets forth strict (consent) requirements for the use of cookies and for unsolicited communication as part of direct marketing efforts. The e-Privacy Directive has been implemented in Germany by the German Telecommunications Act (Telekommunikationsgesetz). On January 10, 2017, the European Commission released a proposal for a regulation of the European Parliament and of the Council of the EU concerning the respect for private life and the protection of personal data in electronic communications (the e-Privacy Regulation), which would repeal the e-Privacy Directive. The proposal is still subject to legislative procedure and debate.
Antitrust Law
Competition and antitrust laws and regulations are designed to preserve free and open competition in the marketplace to enhance competitiveness and economic efficiency. Provisions on merger control, the prohibition of anticompetitive agreements, collusive behavior, the prohibition of abuse of a dominant position and the receipt of advantages in violation of state aid rules within the market are of particular relevance for manufacturers. National and supranational competition and antitrust authorities may initiate investigations and proceedings for alleged infringements of competition or antitrust laws, which may result in significant fines or other forms of liability or impose certain limitations or conditions regarding acquisitions and certain business practices.
Within the EU, compliance with applicable European and national competition laws is monitored by the European Commission and in some cases the national competition authorities. The EU’s antitrust rules are set out in Articles 101 and 102 of the Treaty on the Functioning of the European Union (“TFEU”). Article 101(1) of the TFEU prohibits anticompetitive agreements to the extent they are not otherwise exempted by Article 101(3) of the TFEU. Article 102 TFEU prohibits the abuse of a dominant position. Article 107 (1) TFEU prohibits the granting of state aid.
Class Actions to Enforce Regulations
In the EU and certain of its member states, there is or has been an increasing prevalence of legislation governing class actions and their use to enforce regulations. As a result of these developments, consumers have increasingly powerful legal mechanisms at their disposal to collectively sue manufacturers of consumer products.

In the EU, under the banner of “A New Deal for Consumers,” the European Commission is facilitating a trend towards the increasing availability and use of collective redress mechanisms in areas in which EU law grants rights, including in particular consumer protection rules and regulations. The European Commission made a non-binding recommendation for EU member states to adopt collective redress procedures in June 2013, subsequently consulted on progress in 2017 and published a report on the subject in January 2018. A proposal for a new directive regarding “better enforcement and modernization of EU consumer protection rules” has been put forward by the European Commission. EU member states have also been developing their own rules in this regard. In Germany, a law introducing a declaratory model action (Musterfeststellungsklage) came into force on November 1, 2018. With this new declaratory model action, certain persons are entitled to seek a legal declaration concerning factual or legal matters regarding consumer claims. Consumers can then opt in to be bound by a judgment (and under certain circumstances also a settlement) issued in the declaratory model proceedings.
PRC
Regulations Relating to Foreign Investment
The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both domestic companies and foreign-invested companies. Prior to January 1, 2020, the fundamental laws governing the foreign-invested enterprises were the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC, and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and regulations. On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC. Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.
On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Rules, with effect from January 1, 2020 to ensure the effective implementation of the Foreign Investment Law. The Implementing Rules provide that foreign-invested enterprises that invest in the PRC shall be governed by the Foreign Investment Law and the Implementing Rules.
The Foreign Investment Law and the Implementing Rules stipulate that the PRC implements a system of pre-entry national treatment plus negative list for the administration of foreign investment. “Pre-entry national treatment” means the treatment given to foreign investors and their investment at the market accessing stage being not less favorable than that given to domestic investors and their investment. “Negative list” means the special administrative measures stipulated by the State for foreign investment’s access to specific areas. Foreign investors shall not invest in any area where foreign investment is prohibited as set out in the negative list; foreign investors shall meet the conditions prescribed in the negative list before investing in any area where foreign investment is restricted. Thus, the PRC grants national treatment to foreign investment outside the negative list. The currently effective negative list is published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021, which became effective on January 1, 2022.
Except for the regulations on market entry, the Foreign Investment Law and the Implementing Rules undertake to protect the investment, incomes and other legitimate rights and interests of foreign investors in China. The Foreign Investment Law and the Implementing Rules allow foreign investors’ profits, capital gains, intellectual property royalties and other gains to be freely remitted outward in accordance with the law.

It also contains provisions aiming to promote foreign investment, including that the State’s policies supporting enterprise development are equally applicable to foreign-invested enterprises in accordance with the law.
In terms of foreign-invested enterprises established according to the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC or the Wholly Foreign-invested Enterprise Law of the PRC before the implementation of the Foreign Investment Law, the Foreign Investment Law provides that they may maintain their original organization forms within five years after the implementation of the Foreign Investment Law.
Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce and the State Administration for Market Regulation, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the Ministry of Commerce shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports, including initial reports, change reports, deregistration reports and annual reports.
Regulations Relating to Import and Export of Goods
Pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, on May 12, 1994 which came into effect on July 1, 1994 and amended on April 6, 2004 and November 7, 2016, respectively, foreign trade business operators engaging in the import or export of goods or technology must go through the record filing and registration formalities with the Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Commerce) or the agency entrusted by the Ministry of Commerce. According to the Foreign Trade Law of the PRC last amended and effective on December 30, 2022, foreign trade business operators engaging in the import and export of goods or technologies are not required to go through the aforementioned record filing and registration formalities any more from December 30, 2022.
Pursuant to the Customs Law of the PRC promulgated by the SCNPC on January 22, 1987 which came into effect on July 1, 1987 and last amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws. Where Customs declaration business is engaged in without being filed with the Customs, the Customs shall impose a fine against the party concerned. Pursuant to the Administrative Provisions of the Customs of the PRC on the Filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021 which came into effect from January 1, 2022, the consignees and consignors for imported or exported goods and the customs brokers engaged in customs declarations shall undergo recordation formalities at the relevant administration department of customs in accordance with the laws.
Regulations Relating to Product Quality and Consumers Protection
Pursuant to the PRC Product Quality Law, which was last amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.
On May 28, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China, or the PRC Civil Code, which took effect on January 1, 2021. Under the PRC Civil Code, if a product is found to be defective and to compromise the personal and property security of others, the victim may require compensation to be made by the manufacturer or the seller of the product. Where any manufacturer or seller knowingly produces or sells defective products or fails to take effective remedial measures in accordance with the PRC Civil Code and thus causes death or serious damage to the health of another person, such person shall be entitled to claim punitive damages. If the transporter or storekeeper is responsible for the matter, the manufacturer or seller shall have the right to demand compensation for its losses.
Regulations Relating to Cybersecurity and Data Security
According to the Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and came into effect on June 1, 2017, network operators shall take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of networks, respond to cybersecurity incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. The Cybersecurity Law also stipulates that the China adopts classified system for cybersecurity protection, under which network operators are required to fulfill relevant obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and to prevent network data from being disclosed, stolen or tampered.
On July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system. On December 28, 2021, the Cyberspace Administration of China, or the CAC and several other government authorities published the Revised Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced the previous version. Pursuant to these measures, the purchase of network products and services by a critical information infrastructure operator or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provides that “critical information infrastructures” refer to any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage.
In addition, the competent governmental authorities shall notify the operators if such operators are determined as critical information infrastructure operators. On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, with effect from September 1, 2021. The Data Security Law establishes a data classification and hierarchical protection system depending on the importance of the data in economic and social development, and the damage caused to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used.
On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022, a data processor shall declare security assessment for its outbound data transfer if: (i) where a data processor provides critical data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) any other circumstances prescribed by the CAC. Any failure to comply with such requirements may subject to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.
On November 14, 2021, the CAC released the Regulations for the Administration of Network Data Security (Draft for Comments), or the Draft Network Data Security Regulations. The Draft Internet Data Security Regulations cover a wide range of internet data security issues, including the supervision and management of data security in the PRC, and apply to situations using networks to carry out data processing activities. The Draft Network Data Security Regulations set out general guidelines covering subjects including protection of personal information, security of important data, security management of cross-border data transmission, obligations of internet platform operators, supervision and management, and legal liabilities of internet data security. The Draft Network Data Security Regulations also require a data processor to apply to the CAC for cybersecurity review if it processes the personal information of more than one million individuals and goes listing abroad. As of the date of this prospectus, the Draft Network Data Security Regulations were released for public comment only, and the provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.
Regulations Relating to Privacy Protection
The Civil Code of the PRC, issued by the National People’s Congress of the PRC on May 28, 2020 and effective from January 1, 2021, provides legal basis for privacy and personal information infringement claims under the Chinese civil laws.
Criminal Law of the PRC, as amended on December 26, 2020, prohibits institutions, companies and their employees from selling or otherwise infringement of a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.
According to the Cybersecurity Law, a network operator shall not collect personal information irrelevant to the services it provides or collect or use personal information in violation of the provisions of laws or agreements between both parties.
According to the Personal Information Protection Law of the PRC, which was promulgated by the SCNPC on August 20, 2021 and came into effect on November 1, 2021, personal information shall be handled in accordance with the principles of lawfulness, legitimacy, necessity and good faith, and it is not allowed to handle personal information by misleading, fraud, coercion or otherwise. It creates a range of compliance obligations and sets forth specific requirements on protection of electronic and non-electronic information which is related to identified or identifiable natural persons. Under the Personal Information Protection Law of the PRC, in case of any personal any personal information processing, individual prior consent must be obtained except in other circumstances stipulated therein to the contrary. Further, any data processing activities in relation to sensitive personal information, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts, personal information of teenagers under fourteen years old and other personal information once leaked or illegally used might easily lead to the infringement of personal dignity or harm of personal and property safety, are only allowed provided such activities are purpose-specified, highly necessary and strictly protected. Personal information processors who use personal information on automated decision-making must ensure the transparency of decision-making and the fairness and impartiality of the results and may not impose unreasonable differential treatment in terms of transaction prices and other transaction conditions. In addition, cross-border personal information transmission is restricted unless certain requirements in the Personal Information Protection Law have been satisfied, including security review organized by the national cyberspace department and other conditions specified by the laws, regulations and the national cyberspace department.
Regulations on Construction Project, Environmental Protection, Work Safety and Fire Control
Regulations on Construction Project
Pursuant to the Administrative Measures for the Approval and Filing of Enterprise Investment Projects promulgated by National Development and Reform Commission on March 8, 2017, any fixed-asset investment project invested and constructed in China shall be subject to the approval or filing procedures with the relevant bureaus of the Development and Reform Committee of China.
Pursuant to the Urban and Rural Planning Law of the People’s Republic of China as promulgated in 2007 and last amended in 2019, a License for the Planning of Construction Projects from the municipal planning authority should be obtained by constructor.
The constructor shall apply for a Construction Work Commencement License from the relevant construction authority in accordance with the Construction Law of the People’s Republic of China, or the Construction Law, which was promulgated by the SCNPC in 1997 and last amended in 2019, and the Regulations on Administration regarding Permission for Commencement of Construction Works promulgated by the Ministry of Construction in 1999 and last amended in 2021 by Ministry of Housing and Urban-Rural Development. In addition, pursuant to the Construction Law and the Regulation on the Quality Management of Construction Projects promulgated by the State Council in 2000 and last amended in 2019, a construction project shall not be delivered before passing the acceptance examination.
Regulations on Environmental Protection
Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, and amended on April 24, 2014, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities. Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.
Pursuant to the Regulation on Urban Drainage and Sewage Treatment promulgated by the State Council on December 2, 2013 and effective from January 1, 2014, any entity engaged in industry, construction, catering, medical and other activities that discharge sewage into urban drainage facilities shall apply to the competent departments for urban drainage for a permit to discharge sewage into the drainage pipe network.
Regulations on Work Safety
Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002 and last amended on June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.
Regulations on Fire Control
Pursuant to the PRC Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, and last amended on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it may be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.
Regulations Relating to Intellectual Property
Regulations on Copyright
Pursuant to the Copyright Law of the PRC, or the Copyright Law, which was promulgated by the SCNPC and last amended on November 11, 2020 with effect from June 1, 2021, creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulations on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provide specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specify the liabilities of various entities for violations, including copyright holders, libraries and internet service providers. The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on February 20, 2002, regulate registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China are designated as the software registration authority. The Copyright Protection Center of China grants registration certificates to the computer software copyrights applicants which meet the relevant requirements.
Regulations on Trademark
Pursuant to the Trademark Law of the PRC, which was promulgated by the SCNPC and last amended on April 23, 2019 with effect from November 1, 2019, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of China National Intellectual Property Administration. Trademark registrants enjoy an exclusive right to use the trademark, which shall be protected by law. The initial effective term of a registered trademark is ten years and will be granted another ten-year effective term upon request after expiration of the first or any renewed ten-year term. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.
Regulations on Patent
Pursuant to the Patent Law of the PRC, which was promulgated by the SCNPC and last amended on October 17, 2020 with effect from June 1, 2021, after the grant of the patent right for an invention, utility model, or design, unless otherwise provided thereunder, no entity or individual may, without the authorization of the patent owner, infringe the patent. A patent is valid for a twenty-year term in the case of an invention, a fifteen-year term in the case of a design, and a ten-year term in the case of a utility model, starting from the application date.
Regulations on Domain Name
Pursuant to the Administrative Measures for Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 with effect from November 1, 2017, the registration of domain names adopts the

“first to file, first to register” principle and the registrant shall complete the registration via the domain name registration service institutions.
Regulations Relating to Labor Protection
Pursuant to the Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994 and most recently amended on December 29, 2018, an employer shall establish a comprehensive management system to safeguard the rights of its employees, including developing and improving its labor safety and health system, stringently implementing national protocols and standards on labor safety and health, conducting labor safety and health education for workers, guarding against labor accidents and reducing occupational hazards. An employer must provide employees with the necessary labor protection equipment that comply with labor safety and health conditions stipulated under national regulations, as well as provide regular check-ups for workers that engage in operations with occupational hazards.
The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC, which were promulgated and became effective on September 18, 2008, regulate employer and employee relations and contain specific provisions on the terms of the labor contract. Labor contracts must be made in writing. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract.
Pursuant to the Social Insurance Law of the PRC, the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance, the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline, and may be subject to a late payment fine at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due and a fine equal to one to three times the outstanding amount.
According to the Regulations on the Administration of Housing Provident Fund, which were promulgated by the State Council and last amended on March 24, 2019, employers are required to contribute to housing provident funds for the benefit of their employees. According to the Regulations on the Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the noncompliance with the stipulated deadline, it be may be made to a local court for compulsory enforcement. In addition, an enterprise that fails to undertake contribution registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees may be ordered to rectify the noncompliance within a stipulated deadline, where failing to rectify the noncompliance at the expiration of the time limit, it be may be subject to a fine ranging from RMB10,000 or RMB 50,000.
Regulations Relating to Tax
Regulations on Enterprise Income Tax
According to the Enterprise Income Tax Law of the PRC, which was promulgated by the SCNPC and last amended on December 29, 2018, and the Implementation Rules to the Enterprise Income Tax Law of

the PRC, which were promulgated by the State Council and last amended on April 23, 2019, enterprises are classified as either resident enterprises or non-resident enterprises. The income tax rate for resident enterprises, including both domestic-invested and foreign-invested enterprises, shall typically be 25%. Non-resident enterprises which have not established agencies or offices in China, or which have established agencies or offices in China but whose income has no association with such agencies or offices shall pay enterprise income tax on its income deriving from inside China at the reduced rate of 10%.
According to the Circular of Printing the Administrative Measures for Recognition of High-Tech Enterprises amended by the Ministry of Science and Technology, Ministry of Finance and State Taxation Administration on January 29, 2016 and came into effect since January 1, 2016, upon the accreditation of the qualification of High-tech enterprises, such enterprises may apply for the entitlement of the preferential enterprise income tax treatment since the current year beginning from the valid period approved by the accreditation. A high and new technology enterprise is entitled to a favorable statutory tax rate of 15% and such enterprise should keep all statutory required relevant materials in case of future inspection. This qualification is reassessed by relevant government authorities every three years.
According to the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises which took effect on January 1, 2019, jointly issued by the Ministry of Finance and the State Taxation Administration, for the portion of annual taxable income which does not exceed RMB1,000,000, the annual taxable income shall be deducted to 25% and the income tax shall be calculated at the rate of 20%; for the portion of annual taxable income from RMB1,000,000 to RMB3,000,000, the taxable income shall be deducted to 50% and the income tax shall be calculated at the rate of 20%. The above-mentioned small and micro enterprises refer to those enterprises that are engaged in industries not restricted or prohibited by the state and meet certain conditions, including annual taxable income not exceeding RMB3,000,000, number of employees not exceeding 300, and total assets not exceeding RMB50,000,000. The implementation period for the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises was from January 1, 2019 to December 31, 2021. In 2021, the Ministry of Finance and State Taxation Administration issued the Notice on the Implementation of Preferential Income Tax for Small and Micro Enterprises and Individual Entrepreneurs, which provides a 50% reduction in corporate income tax for small and micro enterprises with annual taxable income not exceeding RMB1,000,000, on top of the preferential policies stipulated in the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises for the period from January 1, 2021 to December 31, 2022. In 2022, the Ministry of Finance and the State Taxation Administration issued the Notice on the Further Implementation of Preferential Income Tax for Small and Micro Enterprises, which provides a 50% reduction in corporate income tax for small and micro enterprises with annual taxable income from RMB1,000,000 to RMB3,000,000, on top of the preferential policies stipulated in the Notice on the Implementation of Inclusive Tax Concessions for Small and Micro Enterprises for the period from January 1, 2022 to December 31, 2024.
Regulations on Value-added Tax
According to the Provisional Regulations of the PRC on Value-added Tax (“VAT”) which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementation Rules for the Provisional Regulations the PRC on VAT, which were promulgated by the Ministry of Finance on December 25, 1993, and last amended on October 28, 2011, all taxpayers selling goods, providing processing, repair or replacement services, selling services, intangible properties or immovable properties within the China or importing goods to the China shall pay value-added tax.
The rate of VAT for sale of goods is 17% unless otherwise specified, such as the rate of VAT for sale of transportation is 11%. With the VAT reforms in the PRC, the rate of VAT has been changed several times. On April 4, 2018, the Ministry of Finance and the State Taxation Administration issued the Notice on Adjustment of VAT Rates, which took effect on May 1, 2018 and provides that the taxable goods previously subject to VAT rates of 17% and 11%, respectively, are subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

Regulations Relating to Foreign Exchange and Dividend Distribution
Regulations on Foreign Exchange
The fundamental regulation governing foreign exchange in China is the Foreign Exchange Administration Rules of the PRC or the Foreign Exchange Administration Rules, promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless a prior approval of the State Foreign Exchange Administration of the PRC, or the SAFE, or its local counterparts is obtained.
Pursuant to the Circular of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, which was promulgated by SAFE on January 26, 2017, a foreign-invested enterprise may pay dividends to its foreign direct investors through the financial institutions without the approval of SAFE; the bank shall check the relevant documents under the principle of authenticity.
According to the Circular on the Management of Foreign Exchange Control on Offshore Investment and Financing and Round Trip Investment by Domestic Residents through Special Purpose Vehicles, or the SAFE Circular 37, which was promulgated by SAFE on July 4, 2014 with effect from the same day, domestic residents shall register with the local branch of SAFE for foreign exchange registration of overseas investment before contributing the domestic and overseas lawful assets or interests into a special purpose vehicle, or the SPV, and to update such registration in the event of any change of basic information of the registered SPV or major changes in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions. The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and resident individual) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing”; “Round Trip Investment refers to “the direct investment activities carried out by a domestic resident directly or indirectly via a SPV, i.e., establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests”.
On February 13, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Circular 13, which came into effect on June 1, 2015. According to the SAFE Circular 13, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of a local branch of SAFE. The SAFE Circular 13 simplifies some procedures relating to foreign exchange for direct investments. On March 30, 2015, SAFE promulgated the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which came into effect from June 1, 2015. According to the SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement or the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local branch of SAFE (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. Furthermore, the SAFE Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises.
On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which came into effect on the same day. Pursuant to the SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. The SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. The SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws.
On October 23, 2019, SAFE issued the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which came into effect on the same day. The SAFE Circular 28 allows all foreign-invested enterprises to make equity investment in the PRC using their capital, with genuine investment projects and subject to compliance with the negative list. As of the date of this prospectus, its interpretation and implementation in practice are still subject to uncertainties.
Regulations on Dividend Distributions
The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulations Relating to Stock Incentive Plans
In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers.
In addition, the PRC agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts.
Regulations Relating to Overseas Listing
On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which took effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, requires offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.
In July 2021, the PRC authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Overseas Listing Trial Measures, effective on March 31, 2023. According to the Overseas Listing Trial Measures, companies in mainland China that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering or listing conducted by such issuer will be deemed as an indirect overseas offering or listing by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in PRC, or its main place(s) of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the guidelines on the application of Overseas Listing Trial Measures, where an issuer submits a confidential application for offering and listing to competent overseas regulators, such issuer may submit an explanation to the CSRC at the time of filing and apply for postponement of publication of the filing information, and such issuer shall notify the CSRC within three business days after the application documents for offering and listing are published overseas. Furthermore, the Overseas Listing Trial Measures provide that an overseas listing or offering by a PRC domestic company is explicitly prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security upon reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to conduct the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to conduct the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.
On February 24, 2023, the CSRC and several other Chinese authorities promulgated the Revised Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings or listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering or listing. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures.

MANAGEMENT
Directors and Executive Officers
The following table provides information regarding our directors and executive officers upon completion of this offering.
Directors and Executive Officers	Age	Position/Title
Rui Ding	37	Chairman, Chief Technology Officer
Yifei Hou	36	Chief Executive Officer, Director
Aatish V Patel	28	Chief Operation Officer
Alexander Jacob Urist	30	Vice President
Xiaoling Song	41	Chief Financial Officer
Rui Ding has served as our director and our chief technology officer since May 2015. From November 2013 to September 2015, Mr. Ding served as project manager at Tesla APAC. Mr. Ding graduated from Beijing Jiaotong University and received his bachelor’s degree there.
Yifei Hou has served as our director and chief executive officer since May 2015. From June 2014 to September 2015, Mr. Hou served as project manager at Tesla APAC. Mr. Hou graduated from the University of Toronto and received his bachelor’s degree there.
Aatish V Patel joined our Company in May 2022 and currently serves as our chief operation officer. Prior to joining our Company, Mr. Patel worked as an operations program manager at Desktop Metal from October 2021 to April 2022. From September 2021 to October 2021, Mr. Patel worked as a supply chain consultant at Deloitte. Prior to that, Mr. Patel worked at Formlabs Inc from October 2019 to August 2021, during which period he worked as a global sourcing engineer. From August 2018 to September 2019, Mr. Patel worked as a project engineer at Fellowes Brands. Mr. Patel holds a bachelor of science degree in mechanical engineering from New York University and a master of liberal arts degree in management from Harvard University.
Alexander Jacob Urist joined our Company in May 2022 and currently serves as our vice president. Prior to joining our Company, Mr. Urist worked as the head of business development at SupChina Inc. from September 2018 to May 2022. From October 2016 to September 2018, Mr. Urist worked as an associate in business development at Magellan Research Group. Prior to that, Mr. Urist worked at Ascension Capital Group from May 2015 to July 2016, during which period he worked as a director in transactions. Mr. Urist holds a bachelor of arts degree in mandarin and economics from Kenyon College.
Xiaoling Song has served as our chief financial officer since April 2023. Prior to joining our Company, Ms. Song worked as the chief financial officer at Beijing Escope Technology Ltd., Co. from June 2021 to March 2023. From February 2019 to March 2021, Ms. Song worked as a vice president at J.P. Morgan Securities (Asia Pacific) Limited. Prior to that, Ms. Song worked at HNA Technology Co., Ltd. from March 2017 to May 2018, during which period she worked as the chief investment officer. Prior to that, Ms. Song worked at Goldman Sachs Gao Hua Securities Company Limited from November 2010 to October 2015. Ms. Song graduated from Tsinghua University and received her bachelor’s degree and master’s degree in finance there.
Employment Agreements and Indemnification Agreements
[We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.
Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]
Board of Directors
Our board of directors will consist of                 directors, including                 independent directors, namely                 , upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the [NASDAQ]/[NYSE] generally require that a majority of an issuer’s board of directors must consist of independent directors. [However, the Corporate Governance Rules of the [NASDAQ]/[NYSE] permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.]
A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. [None of our directors has a service contract with us that provides for benefits upon termination of service as a director.]
Committees of the Board of Directors
We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of          , and is chaired by          . We have determined that                 satisfy the requirements of [Rule 5605(c)(2) of the Listing Rules of the NASDAQ/Section 303A of the Corporate Governance Rules of the NYSE] and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that                 qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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[reviewing and recommending to our board for approval, the appointment, reappointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

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approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

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obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

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reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

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discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

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reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

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reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

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discussing the annual audited financial statements with management and the independent registered public accounting firm;

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reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

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at least annually, reviewing and reassessing the adequacy of the committee charter;

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approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

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establishing and overseeing procedures for the handling of complaints and whistleblowing;

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meeting separately and periodically with management and the independent registered public accounting firm;

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monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

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reporting regularly to the board.]

Compensation Committee.   Our compensation committee will consist of                 and is chaired by                 . [We have determined that                 satisfy the “independence” requirements of [Rule 5605(c)(2) of the Listing Rules of the NASDAQ/Section 303A of the Corporate Governance Rules of the NYSE]. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:
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[overseeing the development and implementation of compensation programs in consultation with our management;

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at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

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at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

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at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

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reviewing executive officer and director indemnification and insurance matters;

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overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

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at least annually, reviewing and reassessing the adequacy of the committee charter;

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selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

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reporting regularly to the board.]

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee will consist of                 , and is chaired by                 . [We have determined that                 satisfy the “independence” requirements of [Rule 5605(c)(2) of the Listing Rules of the NASDAQ/Section 303A of the Corporate Governance Rules of the NYSE]] The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
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[recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

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reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

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developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or [NASDAQ]/[NYSE]rules, or otherwise considered desirable and appropriate;

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selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

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at least annually, reviewing and reassessing the adequacy of the committee charter;

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developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

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evaluating the performance and effectiveness of the board as a whole.]

Duties and Functions of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. [In accordance with our post IPO memorandum and articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.]
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from [three] consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.
Interested Transactions
A director may, subject to any separate requirement for audit committee approval under applicable law or applicable [NASDAQ]/[NYSE]rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
Compensation of Directors and Executive Officers
For the fiscal years ended December 31, 2022, we paid an aggregate of US$0.4 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For equity incentive grants to our directors and executive officers, see “— Share Incentive Plan.”
Share Incentive Plan
We adopted the 2023 Share Incentive Plan, or the 2023 Share Plan, in June 2023. The purposes of the 2023 Share Plan are to attract and retain the services of talented personnel considered essential to our success by providing additional incentives to our key employees, directors and other eligible persons, and promote the success of the Group as a whole.
Under the 2023 Share Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 150,000,000 shares. As of the date of this prospectus, all share awards for an aggregate of 150,000,000 ordinary shares have been granted and have vested pursuant to the 2023 Share Plan.
The following paragraphs summarize the terms of the 2023 Share Plan:
Plan Administration.   The 2023 Share Plan shall be administered by the board of directors of the Company (the “Board”) or a person appointed by the Board.
Types of Awards.   The 2023 Share Plan permits the awards of restricted share units.
Eligibility.   Persons eligible to participate in the 2023 Share Plan include (i) full-time employees of the Company, its parents, subsidiaries and any person in or of which the Company or a subsidiary holds a substantial economic interest or possesses the power to direct the management policies directly or indirectly (the “Group Member”), who are senior management or key employees as determined by the administrator of the 2023 Share Plan; and (ii) directors and any person (other than an employee or a director) who is engaged by a Group Member to render consulting or advisory services to a Group Member, such as consultants.
Term of Awards.   Each award under the 2023 Share Plan shall be evidenced by award agreements that set forth the conditions and limitations for each award which may include the grant of awards, vesting schedule, termination, vesting procedures, and other terms of the awards.
Duration, Amendment and Termination.   The 2023 Share Plan shall remain in effect for a term of ten (10) years from the effective date. The Board may at any time terminate, amend or modify the 2023

Share Plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the Company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required, and (b) shareholder approval is required for any amendment to the 2023 Share Plan that (i) increases the number of shares available under the 2023 Share Plan (other than any adjustment related to changes in capital structure), (ii) results in a material increase in benefits or a change in eligibility requirements. Except as provided in the 2023 Share Plan or any award agreements, no amendment, modification, suspension or termination of the 2023 Share Plan shall, without the consent of the grantee, impair any rights or obligations under any award theretofore granted.
Transfer Restrictions.   Unless otherwise determined by the administrator and so provided in the applicable award agreements, no awards and any interest therein may be sold, pledged, assigned, transferred or disposed of in any manner other than by will or the laws of descent and distribution, or pursuant to domestic relations order, and shall not be subject to execution, attachment or similar process. In the event that the administrator in its sole and absolute discretion makes an award transferable, the transferability shall be subject to all requirements under the applicable laws or stock exchange rules.
The following table summarizes, as of the date of this prospectus, the number of ordinary shares underlying share awards granted to our directors and executive officers.
	Ordinary Shares Underlying Share Awards Granted	Date of Grant
Rui Ding	24,867,415	August 2023
Yifei Hou	60,186,532	August 2023
Xiaoling Song	*	August 2023

*
Less than 1% of our total outstanding shares

As of the date of this prospectus, all 150,000,000 ordinary shares underlying share awards have been granted and have vested under the 2023 Share Plan.

PRINCIPAL SHAREHOLDERS
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding preference shares into ordinary shares on a one-to-one basis, by:
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each of our directors and executive officers; and

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each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 2,077,595,100 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and ordinary shares outstanding immediately after the completion of this offering, including (i)         ordinary shares to be sold by us in this offering in the form of ADSs, (ii)         ordinary shares re-designated and converted from our outstanding ordinary shares and preference shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%**	Number	%	%
Directors and Executive Officers:†
Rui Ding(1)	444,837,415	21.4%
Yifei Hou(2)	296,417,032	14.3%
Aatish V Patel	—	—
Alexander Jacob Urist	—	—
Xiaoling Song	*	*
All directors and executive officers as a group	757,875,208	36.5%
Principal Shareholders:
Next EV Limited(1)	419,970,000	20.2%
Future EV Limited(2)	236,230,500	11.4%
Beijing Foreign Economic and Trade Development Guidance Fund L.P.(3)	260,180,400	12.5%
GGV (Xcharge) Limited(4)	259,035,600	12.5%
Shell Ventures Company Limited(5)	198,442,800	9.6%
Zhen Partners Fund IV L.P.(6)	159,225,900	7.7%

*
Less than 1% of our total outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,077,595,100 ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying the share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

†
The business address of Rui Ding, Yifei Hou and Xiaoling Song is No.12 Shuang Yang Road, Da Xing District, Beijing, China. The business address of Aatish V Patel and Alexander Jacob Urist is XCHARGE Energy 326 North LBJ Drive Suite 173 San Marcos, Texas 78666.

(1)
Represents (i) 419,970,000 ordinary shares held by Next EV Limited, a limited liability company incorporated in British Virgin Island, in which (1) Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests, and (2) Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests; and (ii) 24,867,415 ordinary shares held by Next Charge Limited, a wholly owned company of Mr. Rui Ding. The registered address of each of Next EV Limited and Next Charge Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 236,230,500 ordinary shares held by Future EV Limited, a limited liability company incorporated in British Virgin Islands, in which (1) Future Charge Limited, a wholly owned company of Mr. Yifei Hou, owns 1% of the equity interests, and (2) Blooming Star Developments Limited, a company in which Mr. Yifei Hou beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests and (ii) 60,186,532 ordinary shares held by Future Charge Limited, a wholly owned company of Mr. Yifei Hou. The registered address of each of Future EV Limited and Future Charge Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)
Represents 260,180,400 Series B preference shares held by Beijing Foreign Economic and Trade Development Guidance Fund L.P., a limited partnership incorporated in the PRC, which is controlled by Beijing Liuhe Fund Management Co., Ltd., its general partner. Beijing Liuhe Fund Management Co., Ltd. is ultimately wholly owned by Beijing Municipal People’s Government. The registered address of Beijing Foreign Economic and Trade Development Guidance Fund L.P. is Room 1505, Building A, 23 Baijiazhuang Dongli, Chaoyang District, Beijing, China.

(4)
Represents 240,000,000 Series A preference shares and 19,035,600 Series A+ preference shares held by GGV (Xcharge) Limited, a limited liability company incorporated in Hong Kong. GGV (XCharge) Limited (Hong Kong) is controlled by GGV Discovery I, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, which is ultimately controlled by six individuals, including Jixun Foo, Jenny Hongwei Lee, Jeffrey Gordon Richards, Glenn Brian Solomon, Hans Tung and Bingdong Xu, who have the shared voting and investment control over the shares held by such entity. The registered address of GGV (Xcharge) Limited is 402 JARDINE HSE 1 CONNAUGHT, PLACE CENTRAL HONG KONG.

(5)
Represents 198,442,800 Series B preference shares held by Shell Ventures Company Limited, a limited liability company incorporated in the PRC, which is ultimately wholly owned by Shell plc, a public limited company, organized in England and Wales. The registered address of Shell Ventures Company Limited is 8th Floor, Building 1, No. 818, Shenchang Road, Minhang District, Shanghai, China.

(6)
Represents 87,525,000 Series Seed preference shares, 60,000,000 Series A preference shares and 11,700,900 Series A+ preference shares held by Zhen Partners Fund IV L.P., a licensed fund incorporated in Cayman Islands, which is ultimately controlled by Best Love Charming Limited. R&H Trust Co. (Singapore) Pte. Limited, which is the trustee of The Best Love Charming Family Trust, owns 100% equity interest of Best Love Charming Limited. Mr Xiaoping Xu is the settlor of The Best Love Charming Family Trust. The registered address of Zhen Partners Fund IV L.P. is P.O. Box 10008, Willow House, Cricket Square. Grand Cayman KY1-1001, Cayman Islands.

As of the date of this prospectus, we had no ordinary shares outstanding that were held by a record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS
Private Placements
See “Description of Share Capital — History of Securities Issuances.”
Transactions with Certain Shareholders
See “Description of Share Capital — History of Securities Issuances” for a description of our issuances of ordinary shares.
Transactions with Other Related Parties
Transactions with Mr. Rui Ding
Mr. Rui Ding is one of our founders and shareholders. We and Mr. Rui Ding provide each other interest free advances from time to time for fund support. In 2020, we received an interest-free advance of RMB0.8 million (US$0.1 million) from Mr. Rui Ding, which we repaid in full in 2021. In 2022, we provided an interest-free advance of RMB1.7 million (US$ 0.2 million) to Mr. Rui Ding, which will be fully repaid in September 2023.
As of December 31, 2021 and 2022 and June 30, 2023, there were no amounts due to Mr. Rui Ding. As of December 31, 2021 and 2022 and June 30, 2023, the balance of amounts due from Mr. Rui Ding was nil, US$0.2 million and US$0.2 million, respectively. Such outstanding amount will be fully repaid in September 2023.
Transactions with Zhichong Technology (Shenzhen) Co., Ltd
We purchased inventories from Zhichong Technology (Shenzhen) Co., Ltd., of which we own 49% equity interest.
As of December 31, 2021 and 2022 and June 30, 2023, the balance of amounts of the advances we paid to and due from Zhichong Technology (Shenzhen) Co., Ltd was US$21 thousand, US$68 thousand and US$21 thousand, respectively.
Transactions with Beijing Puyan Enterprise Management Co., Ltd
As a related party of one of our preference shareholders, Beijing Puyan Enterprise Management Co., Ltd is a related party of our company. On March 22, 2021, we provided a two-year loan to Beijing Puyan Enterprise Management Co., Ltd in the amount of RMB30.3 million (US$4.2 million) bearing interest at a rate of 3.85% per annum.
As of December 31, 2021 and 2022 and June 30, 2023, the balance of amounts due from Beijing Puyan Enterprise Management Co., Ltd was US$4.9 million, US$3.2 million and US$0.3 million, respectively.
Transactions with Beijing Zhichong New Energy Technology Co., Ltd
We sold products to Beijing Zhichong New Energy Technology Co., Ltd., of which we own 15% equity interest.
As of December 31, 2021 and 2022 and June 30, 2023, the balance of amounts due from Beijing Zhichong New Energy Technology Co., Ltd was nil, US$73 thousand and US$67 thousand, respectively.
Share Incentive Plan
See “Management — Compensation of Directors and Executive Officers” and “Management — Share Incentive Plan.”
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (as revised) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands.
Our share capital is divided into ordinary shares. In respect of all of our ordinary shares, we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.
As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into (i) 3,524,410,240 ordinary shares with a par value of US$0.00001 each, (ii) 75,000,000 Series Angel preference shares with a par value of US$0.00001 each, (iii) 175,050,000 Series Seed preference shares with a par value of US$0.00001 each, (iv) 300,000,000 Series A preference shares with a par value of US$0.00001 each, (v) 118,971,900 Series A+ preference shares with a par value of US$0.00001 each, (vi) 602,372,700 Series B preference shares with a par value of US$0.00001 each and (vii) 204,195,160 Series B+ preference shares with a par value of US$0.00001 each.
Assuming that we obtain the requisite shareholder approval, we will adopt an amended and restated memorandum and articles of association, or post-IPO memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-IPO memorandum and articles of association provide that, immediately prior to the completion of this offering, our authorized share capital will be US$      divided into      ordinary shares with a par value of US$      each. Immediately upon the completion of this offering, we will have an aggregate of      issued and outstanding ordinary shares, including      ordinary shares represented by our ADSs to be issued by us in this offering, assuming the underwriters do not exercise the option to purchase additional ADSs.
The following are summaries of material provisions of our post-IPO memorandum and articles of association and the Companies Act as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.
[Exempted Company
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue negotiable or bearer shares or shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

•
may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Ordinary Shares
General
Immediately prior to the completion of this offering, our authorized share capital is US$      divided into                 ordinary shares, with a par value of US$      each. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends
The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our post-IPO memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-IPO memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.
Register of Members
Under the Companies Act, we must keep a register of members and there should be entered therein:
•
the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm of (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•
the date on which the name of any person was entered on the register as a member; and

•
the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights
In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote on all matters submitted to a vote by the members at any such general meeting. Each ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by [the chairman of such meeting or any one shareholder].
A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than      of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the [NYSE]/[NASDAQ]. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.
General Meetings and Shareholder Proposals
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules of the [NYSE/NASDAQ] Stock Market.
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s post IPO memorandum and articles of association. Our post-IPO memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, not less than one-third of the votes attaching to all paid up share capital of our company present in person or by proxy or, if a corporation or other nonnatural person, by its duly authorized representative. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other shareholders meetings.
Transfer of Ordinary Shares
Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
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the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of shares;

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the instrument of transfer is properly stamped, if required;

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in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

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the shares are free from any lien in favor of the Company; and

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a fee of such maximum sum as the [NYSE]/[NASDAQ] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the [NYSE]/[NASDAQ], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Issuance of Additional Shares
Our post-IPO memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares
We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority of the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Inspection of Books and Records
Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, special resolutions and the register of mortgages and charges). See “Where You Can Find Additional Information.”
Changes in Capital
Our shareholders may from time to time by ordinary resolutions:
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increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

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consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

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sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our post-IPO memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

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cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.]

Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to United States corporations and their shareholders.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the due majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If the arrangement and reconstruction is thus approved, or a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
In principle, we will normally be the proper plaintiff in any action or proceedings to be brought in respect of a wrong committed against us, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or a derivative action in the name of, a company to challenge the following acts in the following circumstances:
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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-IPO memorandum of association provides that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation.
A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care) and these authorities are likely to be followed in the Cayman Islands.
Under our post-IPO memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Subject to Listing Rules of the [NYSE/NASDAQ] Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding his interest.
Shareholder Action by Written Resolution
Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-IPO memorandum of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post IPO memorandum and articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post IPO memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post IPO memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association, directors can be removed by an ordinary resolution. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed pursuant to our amended and restated memorandum and articles of association then in effect.
Transactions with Interested Shareholders
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution and Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post IPO memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-IPO amended and restated memorandum of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-IPO amended and restated memorandum of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Inspection of Books and Records
Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.
Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.
Anti-takeover Provisions
Some provisions of our post-IPO memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-IPO memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by foreign law or by our post-IPO memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our post-IPO memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.
Staggered Board of Directors
The Companies Act does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our post-IPO memorandum and articles of association. Pursuant to such provision, one-third of the current members of our board are required to retire and stand for re-election at each annual general meeting of our company.
History of Securities Issuances
The following is a summary of our securities issuances in the past three years.
Issuance of Ordinary Shares
On December 16, 2021, we issued one ordinary share to ICS Corporate Services (Cayman) Limited at the consideration of US$0.0001.
On December 16, 2021, we issued 299,999,999 ordinary shares to Next EV Limited at the consideration of US$29,999.
On December 16, 2021, we issued 200,000,000 ordinary shares to Future Charge Limited at the consideration of US$20,000.
On April 14, 2023, as part of the Restructuring, we issued 3,000,000,000 ordinary shares to Next EV Limited due to reclassification of the share capital from 500,000,000 ordinary shares to 5,000,000,000 ordinary shares. On the same date, we repurchased 2,580,030,000 ordinary shares from Next EV Limited at the consideration of US$25,800.3, all of which were subsequently cancelled.
On April 14, 2023, as part of the Restructuring, we issued 2,000,000,000 ordinary shares to Future EV Limited due to reclassification of the share capital from 500,000,000 ordinary shares to 5,000,000,000 ordinary shares. On the same date, we repurchased 1,763,769,500 ordinary shares from Future EV Limited at the consideration of US$17,637.7, all of which were subsequently cancelled.
Issuance of Preference Shares
On June 30, 2023, we issued 87,525,000 Series Seed-1 preference shares, 60,000,000 Series A-1 preference shares and 11,700,900 Series A+-1 preference shares to Zhen Partners Fund IV L.P. as part of the Restructuring in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Zhen Partners Fund IV L.P. or its affiliate(s) before the Restructuring. For more details regarding Zhen Partners Fund IV L.P., see “Principal Shareholders.”
On June 30, 2023, we issued 240,000,000 Series A-2 preference shares and 19,035,600 Series A+-2 preference shares to GGV (Xcharge) Limited as part of the Restructuring in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by GGV (Xcharge) Limited or its affiliate(s) before the Restructuring. For more details regarding GGV (Xcharge) Limited, see “Principal Shareholders.”
On June 30, 2023, we issued 37,500,000 Series Angel-1 preference shares to Shanghai Dingbei Enterprise Management Consulting L.P. as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Shanghai Dingbei Enterprise Management Consulting L.P. or its affiliate(s) before the Restructuring. For more details regarding Shanghai Dingbei Enterprise Management Consulting L.P., see “Principal Shareholders.”
On June 30, 2023, we issued 37,500,000 Series Angel-2 preference shares to Shanghai Dingpai Enterprise Management Consulting L.P. as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by

Shanghai Dingpai Enterprise Management Consulting L.P. or its affiliate(s) before the Restructuring. For more details regarding Shanghai Dingpai Enterprise Management Consulting L.P., see “Principal Shareholders.”
On June 30, 2023, we issued 88,235,400 Series A+-3 preference shares to Shanghai Yuanyan Enterprise Management Consulting L.P. as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Shanghai Yuanyan Enterprise Management Consulting L.P. or its affiliate(s) before the Restructuring. For more details regarding Shanghai Yuanyan Enterprise Management Consulting L.P., see “Principal Shareholders.”
On June 30, 2023, we issued 260,180,400 Series B-1 preference shares to Beijing Foreign Economic and Trade Development Guidance Fund L.P. as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Beijing Foreign Economic and Trade Development Guidance Fund L.P. or its affiliate(s) before the Restructuring. For more details regarding Beijing Foreign Economic and Trade Development Guidance Fund L.P., see “Principal Shareholders.”
On June 30, 2023, we issued 198,442,800 Series B-2 preference shares to Shell Ventures Company Limited as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Shell Ventures Company Limited or its affiliate(s) before the Restructuring. For more details regarding Shell Ventures Company Limited, see “Principal Shareholders.”
On June 30, 2023, we issued 66,147,600 Series B-3 preference shares to Chengdu Peikun Jingrong Venture Capital Partnership L.P. as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Chengdu Peikun Jingrong Venture Capital Partnership L.P. or its affiliate(s) before the Restructuring. For more details regarding Chengdu Peikun Jingrong Venture Capital Partnership L.P., see “Principal Shareholders.”
On June 30, 2023, we issued 22,049,100 Series B-4 preference shares to Chengdu Peikun Songfu Technology Partnership L.P. as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Chengdu Peikun Songfu Technology Partnership L.P. or its affiliate(s) before the Restructuring. For more details regarding Chengdu Peikun Songfu Technology Partnership L.P., see “Principal Shareholders.”
On June 30, 2023, we issued 55,552,800 Series B-5 preference shares to Beijing China-US Green Investment Center L.P. as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Beijing China-US Green Investment Center L.P. or its affiliate(s) before the Restructuring. For more details regarding Beijing China-US Green Investment Center L.P., see “Principal Shareholders.”
On June 30, 2023, we issued 87,525,000 Series Seed-2 preference shares to Foshan Hegao Zhixing XIV Equity Investment Center L.P. as part of the Restructuring in connection with the exercise of warrants granted in exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Foshan Hegao Zhixing XIV Equity Investment Center L.P. or its affiliate(s) before the Restructuring. For more details regarding Foshan Hegao Zhixing XIV Equity Investment Center L.P., see “Principal Shareholders.”
Issuance of Warrants
As part of the Restructuring, we granted the following warrants to certain Existing Equityholders or their affiliates to allow them to acquire certain number of preference shares in our company based on their respective equity ownership in X-Charge Technology, such that upon the consummation of the Restructuring, all Existing Equityholders of X-Charge Technology obtained an equity interest in XCHG Limited in proportion to their respective equity ownership in X-Charge Technology immediately prior to the Restructuring
On June 30, 2023, we granted warrants to Shanghai Dingbei Enterprise Management Consulting L.P. to purchase 37,500,000 Series Angel preference shares at the purchase price of RMB8,500,000. On the same date, Shanghai Dingbei Enterprise Management Consulting L.P. exercised such warrants in full.

On June 30, 2023, we granted warrants to Shanghai Dingpai Enterprise Management Consulting L.P. to purchase 37,500,000 Series Angel preference shares at the purchase price of RMB 8,500,000. On the same date, Shanghai Dingpai Enterprise Management Consulting L.P. exercised such warrants in full.
On June 30, 2023, we granted warrants to Shanghai Yuanyan Enterprise Management Consulting L.P. to purchase 88,235,400 Series A+ preference shares at the purchase price of RMB20,000,000. On the same date, Shanghai Yuanyan Enterprise Management Consulting L.P. exercised such warrants in full.
On June 30, 2023, we granted warrants to Beijing Foreign Economic and Trade Development Guidance Fund L.P. to purchase 260,180,400 Series B preference shares at the purchase price of RMB59,000,000. On the same date, Beijing Foreign Economic and Trade Development Guidance Fund L.P. exercised such warrants in full.
On June 30, 2023, we granted warrants to Shell Ventures Company Limited to purchase 198,442,800 Series B preference shares at the purchase price of RMB45,000,000. On the same date, Shell Ventures Company Limited exercised such warrants in full.
On June 30, 2023, we granted warrants to Chengdu Peikun Jingrong Venture Capital Partnership L.P. to purchase 66,147,600 Series B preference shares at the purchase price of RMB15,000,000. On the same date, Chengdu Peikun Jingrong Venture Capital Partnership L.P. exercised such warrants in full.
On June 30, 2023, we granted warrants to Chengdu Peikun Songfu Technology Partnership L.P. to purchase 22,049,100 Series B preference shares at the purchase price of RMB5,000,000. On the same date, Chengdu Peikun Songfu Technology Partnership L.P. exercised such warrants in full.
On June 30, 2023, we granted warrants to Beijing China-US Green Investment Center L.P. to purchase 55,552,800 Series B preference shares at the purchase price of RMB12,597,451. On the same date, Beijing China-US Green Investment Center L.P. exercised such warrants in full.
On June 30, 2023, we granted warrants to Foshan Hegao Zhixing XIV Equity Investment Center L.P. to purchase 87,525,000 Series Seed preference shares at the purchase price of RMB15,310,170. On the same date, Foshan Hegao Zhixing XIV Equity Investment Center L.P. exercised such warrants in full.
Convertible Notes and Issuance of Warrants
On June 20, 2023, we entered into a convertible note purchase agreement with Mobility Innovation Fund, LLC (“Mobility Innovation”) (the “Convertible Note Purchase Agreement”), where we agreed to issue a convertible promissory note to Mobility Innovation in a principal amount of US$2,000,000, together with a simple interest computed at a rate of 10% per annum. The note shall be due and payable the last day of nine (9) months following the closing date on July 7, 2023, subject to certain adjustment as provided in the Convertible Note Purchase Agreement. Following the satisfaction or waiver of the conditions set forth in the Convertible Note Purchase Agreement, the entire principal amount of this note will automatically be converted into Series B+ preference shares, in the number calculated and with the rights and privileges as set forth in the Convertible Note Purchase Agreement.
On June 20, 2023, X-Charge Technology entered into a convertible loan investment agreement with Wuxi Shenqi Leye Private Equity Funds Partnership L.P. (“Wuxi Shenqi Leye”) and Shell Ventures Company Limited (“Shell Ventures”) (the “Onshore Convertible Note Agreement”), where (i) Wuxi Shenqi Leye provided X-Charge Technology a convertible loan in a total principal amount of RMB50,000,000 with a simple interest computed at a rate of 10% per annum, and (ii) Shell Ventures provided X-Charge Technology a convertible loan in a total principal amount of RMB15,000,000 with a simple interest computed at a rate of 10% per annum. The loan principal and applicable interest shall be due and payable on the earlier of (i) the last day of nine (9) months following the closing date on July 7, 2023, subject to certain adjustment as provided in the Onshore Convertible Note Agreement and (ii) the termination date specified in a restructuring framework agreement included as an exhibit to the Onshore Convertible Note Agreement. Following the satisfaction or waiver of the conditions set forth in the Onshore Convertible Note Agreement, the loans can be convertible into Series B+ preference shares in XCHG Limited, or, if applicable, with respect to the loans from Wuxi Shenqi Leye in the principal amount of RMB20,000,000, the latest class of preference shares issued by XCHG Limited prior to the conversion of the loans, in the number calculated and with the rights and privileges as set forth in the Onshore Convertible Note Agreement.
On August 4, 2023, we entered into a warrant subscription agreement with Wuxi Shenqi Leye, Shell Ventures and Mobility Innovation, pursuant to which we granted warrants on August 7, 2023 (i) to Mobility Innovation to purchase Series B+ preference shares at the purchase price of US$2,000,000 in the number calculated and with the rights and privileges as set forth in the Convertible Note Purchase Agreement; (ii) to Wuxi Shenqi Leye to purchase (1) 84,104,289 Series B+ preference shares, and (2) Series B+ preference shares, or, if applicable, the latest class of preference shares issued by XCHG Limited prior to the exercise of the warrants, in the principal amount of RMB20,000,000 in the number calculated and with the rights and privileges as set forth in the Onshore Convertible Note Agreement; and (iii) to Shell Ventures to purchase 37,840,565 Series B+ preference shares. As of the date of this prospectus, none of such warrants have been exercised.
Grants of Share Awards
We have granted share awards to certain of our executive officers and employees pursuant to the 2023 Share Plan. See “Management — Share Incentive Plan.”
Investors’ Right Agreement
In connection with the Restructuring, we have entered into an investors’ right agreement (as may be amended from time to time, the “Investors’ Right Agreement”) with Existing Equityholders and/or their affiliates holding the equity interest of XCHG Limited.
The Investors’ Right Agreement provides for certain shareholder rights, including information and inspection rights, registration rights, rights to future securities issuances, right of first refusal and co-sale right, board and management matters, protective provisions and drag-along right.
The information and inspection rights, rights to future securities issuances, right of first refusal and co-sale right, board and management matters and protective provisions will terminate and be of no further force or effect upon the consummation of this offering, provided that this offering qualifies as a qualified IPO. The drag-along right will terminate and be of no further force or effect upon the submission by the Company of its listing application for a qualified IPO, provided that such rights and covenants shall automatically revive upon the withdrawal or rejection of such application. A qualified IPO is defined under the Investors’ Right Agreement as an IPO that may be listed on a stock exchange in the PRC or elsewhere (including New York Stock Exchange, NASDAQ, Shanghai Stock Exchange, Shenzhen Stock Exchange, Hong Kong Stock Exchange or any other stock exchange jointly acknowledged by all the Series B investors and Series B+ investors) by means of IPO and the like; provided that, (i) such IPO shall comply with all listing rules promulgated by the corresponding stock exchange; (ii) the shares held by the investors shall be registrable and transferable; (iii) the market value of the company being calculated in accordance with the offering price of each ordinary share as set forth in this prospectus is over RMB2.6 billion (i.e., the said market value of the company = offering price × number of outstanding shares of the company immediately after the offering, both information as set forth in this prospectus); and (iv) such IPO shall have been approved by all investors.
Registration Rights
Pursuant to the current Investors’ Right Agreement, upon written request of any investor, if the Company plans to register any ordinary shares in connection with a public offering in the United States, then such investor shall have the right to have all or any portion of the securities of the Company held by such investor included in such registration, provided that such investor accepts the terms of the underwritten offering as agreed upon between the Company, such other shareholders, if any, and the managing underwriter of such offering. If the managing underwriter determines that the registration of all or part of the securities which the investors have requested to be included would materially adversely affect the success of such offering, then the Company shall be required to include in such registration, to the extent of the amount that the managing underwriter believes may be sold without causing such adverse effect, first, all of the securities to be offered for the account of the Company; second, the securities to be offered for the account of the investors, pro rata based on the number of securities owned by each such investor; and third, any other securities requested to be included in such offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
        , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent          ordinary shares (or a right to receive      ordinary shares) deposited with        , as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which our ADSs will be administered is located at       . The depositary’s principal executive office is located at       .
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold our ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and our ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find Additional Information” for directions on how to obtain copies of those documents.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.
Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation” for additional information. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Shares.   The depositary may distribute additional ADSs  representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancelation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver our ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying our ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do you vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. See “Description of Share Capital” for more information on the voting rights of our ordinary shares underlying our ADSs. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.
In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.

The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancelation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.
If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of our ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:
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60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist our ADSs from an exchange in the United States on which they were listed and do not list our ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

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we appear to be insolvent or enter insolvency proceedings;

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all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

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there are no deposited securities underlying our ADSs or the underlying deposited securities have become apparently worthless; or

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there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.
After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to our ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

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are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement, or for any special;

•
have no obligation to become involved in a lawsuit or other proceeding related to our ADSs or the deposit agreement on your behalf or on behalf of any other person;

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may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

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are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

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satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•
when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

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when you owe money to pay fees, taxes and similar charges; or

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to our ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant.

Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or our ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, we will have          ADSs outstanding, representing        ordinary shares, or approximately      % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and [while our ADSs have been approved for listing on the [NASDAQ]/ [NYSE],] we cannot assure you that a regular trading market will develop in our ADSs.
Lock-Up Agreements
We, [our directors, executive officers, existing shareholders and holders of share-based awards] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of [180] days after the date of this prospectus. After the expiration of the [180]-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.
Rule 144
All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.
Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:
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1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately                 ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•
the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the [NASDAQ]/ [NYSE] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.
Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights
Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”
Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise or vesting of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions and the lock-up described below.

TAXATION
The following summary of Cayman Islands, Germany, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, Germany, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. To the extent that the discussion relates to matters of German tax law, it represents the opinion of GÖRG Partnerschaft von Rechtsanwälten mbB, our counsel as to German law. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our counsel as to PRC law.
Cayman Islands Tax Considerations
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares or our ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or our ADSs, as the case may be, nor will gains derived from the disposal of our ordinary shares or our ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of our ordinary shares or our ADSs or on an instrument of transfer in respect of our ordinary shares or our ADSs.
German Tax Considerations
As we expect and intend to have our place of management outside of Germany, we expect that we will not be subject to German unlimited income taxation. However, because our tax residency depends on future facts regarding the location in which we are managed and controlled, there may be uncertainty as to whether we will actually qualify as corporation not subject to German unlimited income taxation. On the basis that our place of management will be outside of Germany, no tax should be payable by us in respect of the issue of our ordinary shares or our ADSs or on an instrument of transfer in respect of our ordinary shares or our ADSs under German tax law. If we maintain our place of management outside of Germany, we will not be required to withhold amounts in respect of German taxes on dividends paid on our ordinary shares and ADSs.
This section does not set forth all German tax aspects that may be relevant for the holders of our ordinary shares or ADSs. This section is based on the German tax law applicable as of the date of this prospectus. It should be noted that the law may change following the date of this prospectus and that such changes may have retroactive effect. The tax information presented in this section is not a substitute for tax advice. Prospective holders of ordinary shares or ADSs should consult their own tax advisors regarding the tax consequences of the purchase, ownership, disposition, exercise, donation or inheritance of ordinary shares or warrants in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.
PRC Tax Considerations
Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law. Under the Enterprise Income Tax Law

and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” According to the Notice Regarding the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of “De Facto Management Bodies” issued by the SAT in 2009, an enterprise established outside of the PRC will be regarded as a PRC resident enterprise by virtue of having a “de facto management body” in PRC and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.
We do not believe our company or any of our subsidiaries outside the PRC are PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” Therefore, there can be no assurance that the PRC government will ultimately take a view that is consistent with ours. If we were to be considered a PRC tax resident enterprise, then dividends that we pay and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (which in the case of dividends may be withheld at source), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.
United States Federal Income Tax Considerations
The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or ordinary shares. This discussion applies only to a U.S. Holder that acquires ADSs in this offering and holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:
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certain financial institutions;

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insurance companies;

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regulated investment companies;

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dealers or traders in securities that use a mark-to-market method of tax accounting;

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persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

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persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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partnerships or other entities classified as partnerships for U.S. federal income tax purposes and partners or investors therein;

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tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

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persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our stock by vote or value; or

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persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.
This discussion is based on the Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
For purposes of this discussion, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:
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a citizen or individual resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.
This discussion does not address any state, local or non-U.S. tax considerations, or any federal taxes (such as estate or gift taxes) other than income taxes. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.
Taxation of Distributions
The following is subject to the discussion under “— Passive Foreign Investment Company Rules” below.
Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.
Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Because our ADSs are expected to be listed on the [NYSE/Nasdaq], subject to applicable limitations, dividends paid to certain noncorporate U.S. Holders of ADSs may be taxable at a preferential rate. Noncorporate U.S. Holders should consult their tax advisers regarding the availability of this preferential tax rate on dividends in their particular circumstances.
Dividends will be included in a U.S. Holder’s income on the date of receipt by the depositary (in the case of ADSs) or the U.S. Holder (in the case of ordinary shares). The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate of exchange in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Foreign currency gain or loss generally will be treated as U.S.-source gain or loss.
Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “— PRC Tax Considerations,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if the U.S. Holder is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The U.S. Internal Revenue Service (the “IRS”) recently released a notice which indicates that the U.S. Treasury Department and the IRS are considering amendments to these Treasury regulations and provides temporary relief from certain of their provisions for taxable years ending on or before December 31, 2023. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable non-U.S. income taxes, including PRC taxes, in computing its taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.
Sale or Other Taxable Disposition of ADSs or Ordinary Shares
The following is subject to the discussion under “— Passive Foreign Investment Company Rules” below.
A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by noncorporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.
As described in “— PRC Tax Considerations,” if we are deemed to be a “resident enterprise” under PRC tax law, any gain on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on disposition gains. Certain Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares unless the U.S. Holder is eligible for the benefits of the Treaty and elects to apply them. The IRS recently released a notice which indicates that the U.S. Treasury Department and the IRS are considering amendments to these Treasury regulations and provides relief from certain of their provisions (including the limitation described in the preceding sentence) for taxable years ending on or before December 31, 2023. However, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit with respect to PRC income taxes on disposition gains. If you are precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition.
The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC or other non-U.S. tax on disposition gains in their particular circumstances, including the Treaty’s resourcing rules, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any PRC or other non-US tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules
In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains, and certain rents and royalties. Cash and cash equivalents are generally treated as passive assets. Goodwill generally is treated as an active asset to the extent associated with activities that generate active income.
Based on the expected composition of our income and assets and the estimated value of our assets, including goodwill, which is based in part on the expected price of our ADSs and ordinary shares in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to our market capitalization, which could be volatile). Because following this offering we are expected to hold a substantial amount of cash, we may be or become a PFIC for any taxable year if our market capitalization declines or fluctuates significantly. Accordingly, we cannot assure U.S. investors in our ADSs or ordinary shares that we will not be a PFIC for the current or any future taxable year.
If we are a PFIC for any taxable year and any entity in which we own equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions directly.
Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If, however, we are a PFIC for any taxable year but cease to be a PFIC for subsequent taxable years, the U.S. Holder may make a timely “deemed sale” election which will allow the U.S. Holder to eliminate the continuing PFIC status, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making this election.
Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on the [NYSE/Nasdaq], a U.S. Holder of ADSs may make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs is traded on the [NYSE/Nasdaq] on at least 15 days during each calendar quarter. If a U.S. Holder of ADSs makes the mark-to-market election, for each taxable year that we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of such U.S. Holder’s taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such U.S. Holder’s taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances in the case that we are a PFIC for any taxable year. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs. There is no provision in the Code, Treasury regulations, or other official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFICs the shares of which are not regularly traded on a qualified exchange. As a result, even if a U.S. Holder makes a mark-to-market election with respect to its ADSs, the U.S. Holder could nevertheless be subject to the PFIC rules described above regarding its indirect interest in any Lower-tier PFIC. In addition, because our ordinary shares will not be publicly traded, a U.S. Holder that holds ordinary shares that are not represented by ADSs generally will not be eligible to make a mark-to-market election with respect to such shares.
If we are a PFIC (or are treated as a PFIC with respect to a U.S. Holder) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain noncorporate U.S. Holders will not apply.
We do not intend to provide the information necessary for U.S. Holders to make a “qualified electing fund” election, which, if available, could materially affect the tax consequences of the ownership and disposition of our ADSs or ordinary shares if we are a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make this election.
If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or ordinary shares, the U.S. Holder generally will be required to file annual reports on IRS Form 8621 with respect to us and any Lower-tier PFIC, generally with the U.S. Holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.
Information Reporting and Backup Withholding
Payments of dividends and proceeds from the sale of ADSs and ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on IRS Form W-9. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. Certain U.S. Holders who are individuals (or one of certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, or non-U.S. accounts through which the ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of ADSs and ordinary shares.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated      , we [and the selling shareholders] have agreed to sell to the underwriters named below, for whom [Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.] are acting as representatives, the following respective numbers of ADSs:
Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Total
The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
We [and the selling shareholders] have granted to the underwriters a 30-day option to purchase on a pro rata basis up to       additional ADSs from us [and [an aggregate of]       additional outstanding ADSs from the selling shareholders] at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.
The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per ADS. The underwriters and selling group members may allow a discount of $      per ADS on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to brokers/dealers.
The following table summarizes the compensation and estimated expenses we [and the selling shareholders] will pay:
	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
[Underwriting Discounts and Commissions paid by selling shareholders]	$	$	$	$
[Expenses payable by the selling shareholders]	$	$	$	$
We have agreed to reimburse the underwriters for certain of their expenses in an amount up to US$[•] million. In accordance with FINRA Rule 5110, these reimbursed expenses are deemed underwriting compensation for this offering.
We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any of our Class A ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our Class A ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Our [officers and directors and all of our existing shareholders and holders of share-based awards] have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our Class A ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for our Class A ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our Class A ordinary shares or ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.
[The underwriters have reserved for sale at the initial public offering price up to    % of the ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing ADSs in the offering. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.]
The address of Citigroup Global Markets Inc. is [388 Greenwich Street, New York, NY 10013, United States]. The address of Deutsche Bank Securities Inc. is [1 Columbus Circle, New York, NY 10019, United States].
[We have applied to list the ADSs on the [NYSE/NASDAQ]. [Our ADSs have been approved for listing on the [NYSE/NASDAQ], subject to official notice of issuance, under the symbol “[•]”.]
Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the Class A ordinary shares or the ADSs following this offering. The principal factors that were considered in determining the initial public offering price included:

•
the information presented in this prospectus and otherwise available to the underwriters;

•
the history of, and prospects for, the industry in which we will compete;

•
the ability of our management;

•
the prospects for our future earnings;

•
the present state of our development, results of operations and our current financial condition;

•
the general condition of the securities markets at the time of this offering; and

•
the recent market prices of, and the demand for, publicly traded ADSs of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.
In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).
•
Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•
Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the [NYSE/NASDAQ], if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
Conflicts of Interest
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any ADSs recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Bermuda
ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation. The offer of the ADSs under the offering is private and is not intended for the public. This prospectus has not been approved by the Bermuda Monetary Authority or the Registrar of Companies in Bermuda. Any representation to the contrary, explicit or implicit is prohibited.
British Virgin Islands
The ADSs are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands. This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, and are located in Alberta, BC, Ontario or Quebec. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.
Dubai International Financial Center
This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation (each, a “Relevant Member State”), no ADSs have been offered or will be offered pursuant to the Offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the ADSs may be offered to the public in that Relevant Member State at any time:
a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.
The below sets forth common “qualified investors,” though others exist:
(i) legal entities which are authorized or regulated to operate in the financial markets, including: credit institutions, investment firms, other authorized or regulated financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers, as well as entities not so authorized or regulated whose corporate purpose is solely to invest in securities; or
(ii) national and regional governments, central banks, international and supranational institutions such as the International Monetary Fund, the European Central Bank, the European Investment Bank and other similar international organizations.
For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the Offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:
a)
it is a qualified investor within the meaning of the Prospectus Regulation; and

b)
in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the ADSs acquired by it in the Offering have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ADSs in the Offering.
France
Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:
•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•
released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•
used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:
•
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, have been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.
Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
Hong Kong
The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority.
In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following: 1) a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund; 2) a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund, 256; 3) an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968; 4) a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968; 5) a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account; 6) a company that is a member of the Tel Aviv Stock Exchange, acting on its own account, or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968; 7) an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968; 8) a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above average risk); 9) an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and 10) an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million. These persons and entities are collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.
Italy
The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:
•
to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (“Regulation No. 11971”); or

•
in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•
in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•
in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.
Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to nonqualified investors and become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.
Kingdom of Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority of the Kingdom of Saudi Arabia (the “Capital Market Authority”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the ADS under the offering offered hereby should conduct their own due diligence on the accuracy of the information relating thereto. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ordinary shares as principal, if the offer is on terms that the ordinary shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any ADSs requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
PRC
This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.
Qatar
The ADSs have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor.

Securities or securities-based derivatives contracts (each term as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.
Notification under Section 309B(1)(c) of the SFA:   We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
South Africa
Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:
i.
the offer, transfer, sale, renunciation or delivery is to:

(a)
persons whose ordinary business is to deal in securities, as principal or agent;

(b)
the South African Public Investment Corporation;

(c)
persons or entities regulated by the Reserve Bank of South Africa;

(d)
authorized financial service providers under South African law;

(e)
financial institutions recognized as such under South African law;

(f)
a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)
any combination of the person in (a) to (f); or

ii.
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.
South Korea
The ADSs have not been and will not be registered with the Financial Services Commission of Korea for public offering in South Korea under the Financial Investment Services and Capital Markets Act (the “FSCMA”), and none of the ADSs may be offered, sold or delivered, or offered or sold to any person for re-offering or resale, directly or indirectly in South Korea or to any resident of South Korea except pursuant to applicable laws and regulations of South Korea, including the FSCMA and the Foreign Exchange Transaction Law (the “FETL”) and the decrees and regulations thereunder. Furthermore, the ADSs may not be resold to South Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including, but not limited to, governmental approval requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the ADSs.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, nor the Company nor the ADSs has been or will be filed with or approved by any Swiss regulatory authority. The ADSs are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the ADSs will not benefit from protection or supervision by such authority.
Taiwan
The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.
United Arab Emirates (Excluding the Dubai International Financial Center)
The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates, or U.A.E., other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.
The information contained in this prospectus does not constitute a public offer of ADSs in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

United Kingdom
In relation to the United Kingdom, no ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of our ADSs at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the ADSs shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation.
In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.
For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offerings and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATED TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NYSE/NASDAQ] listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.
Expenses	Amount
SEC registration fee	US$
[NYSE/Nasdaq] listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$
Total	US$

LEGAL MATTERS
We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. The underwriters are being represented by Latham & Watkins, LLP with respect to certain legal matters as to U.S. federal securities and New York State law. The validity of the ordinary shares represented by our ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to German law will be passed upon for us by GÖRG Partnerschaft von Rechtsanwälten mbB. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Haiwen & Partners. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law, GÖRG Partnerschaft von Rechtsanwälten mbB with respect to matters governed by German law, and Fangda Partners with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS
The consolidated financial statements of XCHG Limited as of and for the years ended December 31, 2021 and 2022, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The office of KPMG Huazhen LLP is located at 8th floor, KPMG Tower, Oriental Plaza, No.1 East Chang An Ave, Beijing, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
XCHG LIMITED

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
XCHG Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of XCHG Limited and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2023.
Beijing, China
June 2, 2023, except for Notes 1(b), 18(b) and 18(c), as to which the date is September 1, 2023

XCHG LIMITED
CONSOLIDATED BALANCE SHEETS
		As of December 31,
	Note	2021	2022
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		4,795,277	8,338,302
Restricted cash		32,722	332,135
Accounts receivable, net	3	4,319,736	7,559,944
Amounts due from related parties – current	15	21,120	3,611,080
Inventories	4	3,232,597	6,230,359
Prepayments and other current assets	5	1,557,107	2,111,405
Total current assets		13,958,559	28,183,225
Non-current assets
Property and equipment, net	6	240,747	229,013
Intangible assets, net		—	57,689
Amounts due from a related party – non-current	15	4,909,321	—
Long-term investments		—	107,687
Operating lease right-of-use assets, net	7	128,776	561,502
Total non-current assets		5,278,844	955,891
Total assets		19,237,403	29,139,116
LIABILITIES
Current liabilities
Short-term bank borrowings	8	1,794,308	4,122,832
Accounts payable		2,938,097	6,629,837
Contract liabilities		1,728,808	2,809,664
Operating lease liabilities – current	7	86,604	236,433
Financial liability	10	63,924	242,393
Accrued expenses and other current liabilities	9	2,438,280	3,951,678
Total current liabilities		9,050,021	17,992,837
Non-current liabilities
Operating lease liabilities – non-current	7	4,889	289,527
Other non-current liabilities		17,434	8,609
Total non-current liabilities		22,323	298,136
Total liabilities		9,072,344	18,290,973
The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED
CONSOLIDATED BALANCE SHEETS
		As of December 31,
	Note	2021	2022
		US$	US$
Commitment and contingencies
Mezzanine equity
Series Angel preference shares (US$0.00001 par value; 37,500,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022. Liquidation preference of US$1,333,187 and US$1,220,458 as of December 31, 2021 and 2022)	12	1,333,187	1,220,458
Series Angel redeemable preference shares (US$0.00001 par value; 37,500,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022. Redemption value of US$1,333,187 and US$1,220,458 as of December 31, 2021 and 2022; Liquidation preference of US$1,333,187 and US$1,220,458 as of December 31, 2021 and 2022)	12	1,333,187	1,220,458
Series A redeemable preference shares (US$0.00001 par value; 300,000,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022. Redemption value of US$7,827,571 and US$7,635,384 as of December 31, 2021 and 2022; Liquidation preference of US$7,242,530 and US$6,630,129 as of December 31, 2021 and 2022)	12	7,827,571	7,635,384
Series A+ redeemable preference shares (US$0.00001 par value; 118,971,900 shares authorized, issued and outstanding as December 31, 2021 and 2022. Redemption value of US$4,026,620 and US$3,686,144 as of December 31, 2021 and 2022; Liquidation preference of US$4,026,620 and US$3,686,144 as of December 31, 2021 and 2022)	12	4,301,424	3,937,712
Series B redeemable preference shares (US$0.00001 par value; 602,372,700 shares authorized, issued and outstanding as of December 31, 2021 and 2022. Redemption value of US$22,404,265 and US$21,889,771 as of December 31, 2021 and 2022; Liquidation preference of US$21,424,699 and US$19,613,108 as of December 31, 2021 and 2022)	12	26,079,872	24,880,147
Total mezzanine equity		40,875,241	38,894,159
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value; 3,728,605,400 shares authorized, 656,200,500 shares issued and outstanding as of December 31, 2021 and 2022)	13	6,562	6,562
Series Seed preference shares (US$0.00001 par value; 175,050,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022)	13	2,000,000	2,000,000
Accumulated other comprehensive income (loss)		(1,802,144)	780,852
Accumulated deficit		(30,914,600)	(30,833,430)
Total shareholders’ deficit		(30,710,182)	(28,046,016)
Total liabilities, mezzanine equity and shareholders’ deficit		19,237,403	29,139,116

The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
		For the Year Ended December 31,
	Note	2021	2022
		US$	US$
Revenues	16	13,155,892	29,423,540
Cost of revenues		(8,528,611)	(18,718,951)
Gross profit		4,627,281	10,704,589
Operating expenses:
Selling and marketing expenses		(2,423,086)	(3,515,712)
Research and development expenses		(1,710,551)	(2,816,116)
General and administrative expenses		(2,460,333)	(2,745,618)
Total operating expenses		(6,593,970)	(9,077,446)
Government grants		39,154	27,838
Operating income (loss)		(1,927,535)	1,654,981
Changes in fair value of financial liability	11	(12,419)	(190,557)
Interest expenses		(339,059)	(66,959)
Interest income		213,429	200,882
Income (loss) before income taxes		(2,065,584)	1,598,347
Income tax benefit (expense)	14	(1,300)	11,612
Net income (loss)		(2,066,884)	1,609,959
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(765,334)	2,582,996
Comprehensive income (loss)		(2,832,218)	4,192,955
Earnings (loss) per ordinary share	15
− Basic		(0.01)	—
− Diluted		(0.01)	—
The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
	Ordinary shares		Series Seed preference shares	Series Angel shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
	Number	Amounts	Amounts	Amounts	Amounts	Amounts	Amounts	Amounts
Balance as of January 1, 2021	656,200,500	6,562	2,000,000	693,125	4,369,471	(1,036,810)	(23,868,745)	(17,836,397)
Net loss	—	—	—	—	—	—	(2,066,884)	(2,066,884)
Re-designation of Series Angel shares to Series B redeemable preference shares (see Note 12)	—	—	—	(693,125)	(4,369,471)	—	(3,943,820)	(9,006,416)
Accretion of redeemable preference shares to redemption value	—	—	—	—	—	—	(1,035,151)	(1,035,151)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(765,334)	—	(765,334)
Balance as of December 31, 2021	656,200,500	6,562	2,000,000	—	—	(1,802,144)	(30,914,600)	(30,710,182)
Net income	—	—	—	—	—	—	1,609,959	1,609,959
Accretion of redeemable preference shares to redemption value	—	—	—	—	—	—	(1,528,789)	(1,528,789)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	2,582,996	—	2,582,996
Balance as of December 31, 2022	656,200,500	6,562	2,000,000	—	—	780,852	(30,833,430)	(28,046,016)
The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Year Ended December 31,
	2021	2022
	US$	US$
Operating activities:
Net income (loss)	(2,066,884)	1,609,959
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Allowance for doubtful accounts	271,599	322,873
Write-down of inventories	146,819	—
Depreciation and amortization	217,291	138,051
Reduction in the carrying amount of right-of-use assets	262,754	272,080
Loss on disposal of property and equipment	1,092	7,828
Amortization of loan discount related to short-term bank borrowings	219,331	(72,484)
Changes in fair value of financial liability	12,419	190,557
Unrealized foreign currency transaction loss (gain)	127,983	(423,154)
Changes in operating assets and liabilities:
Accounts receivable	(4,430,595)	(3,597,098)
Inventories	(2,168,916)	(3,376,876)
Prepayments and other current assets	(602,412)	(409,862)
Amounts due from related parties	30,184	(256,478)
Accounts payable	917,440	4,087,093
Contract liabilities	445,292	1,172,753
Operating lease liabilities	(263,612)	(269,692)
Accrued expenses and other current liabilities	383,884	1,460,767
Other non-current liabilities	17,224	(7,618)
Net cash provided by (used in) operating activities	(6,479,107)	848,699
Investing activities:
Issuance of a loan to a related party of a preferred shareholder	(4,750,311)	—
Proceeds from collection of the loan to a related party of a preferred shareholder	—	1,435,833
Cash paid for purchase of property and equipment and intangible assets	(92,968)	(213,673)
Net cash provided by (used in) investing activities	(4,843,279)	1,222,160
Financing activities:
Proceeds from short-term bank borrowings	3,099,195	6,401,765
Repayment of short-term bank borrowings	(3,719,035)	(3,758,890)
Payment of interest free advance to one of the Founders	—	(244,092)
Repayment of interest free advance from one of the Founders	(120,289)	—
Proceeds from issuance of Series B redeemable preference shares	16,110,713	—
Payment for issuance cost of Series B redeemable preference shares	(181,158)	—
Payments of initial public offering (“IPO”) cost	—	(120,610)
Net cash provided by financing activities	15,189,426	2,278,173
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	148,093	(506,594)
Net increase in cash, cash equivalents and restricted cash	4,015,133	3,842,438
Cash, cash equivalents and restricted cash at the beginning of the year	812,866	4,827,999
Cash, cash equivalents and restricted cash at the end of the year	4,827,999	8,670,437
Supplemental cash flow information:
Interest paid	132,032	119,279
Income taxes paid	—	—
Non-cash investing and financing activities:
Accrual of IPO cost	—	198,113
Re-designation of Series Angel shares to Series B redeemable preference shares (see Note 12)	9,006,416	—
Consideration payable in connection with long-term investments	—	107,687
The accompanying notes are an integral part of these consolidated financial statements.

XCHG LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.
DESCRIPTION OF BUSINESS AND ORGANIZATION

(a)
Organization and principal activities

XCHG Limited (“the Company”, “XCHG”), together with its subsidiaries (collectively, the “the Group”), is principally engaged in designing, manufacturing and selling of Electric Vehicle (“EV”) chargers under the brand name of “X-Charge” (collectively referred to as the “X-Charge Business”). The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”) and the Europe.

(b)
Restructuring

Beijing X-Charge Technology Co., Ltd. (“X-Charge Technology”) was established in 2015 under the laws of PRC by Mr. Ding Rui and Mr. Hou Yifei (the “Founders”) to be engaged in the X-Charge business. In preparation for the Company’s initial public offering, the Group has completed certain corporate reorganization transactions (the “Restructuring”) as described below, through a series of intermediary holding companies to acquire 100% of the equity interest in X-Charge Technology, and issue new shares of the Company to the beneficial owners of X-Charge Technology (“Existing Equity holders”) or their affiliates, such that an offshore shareholding structure was established.
On December 16, 2021, the Company was incorporated in the Cayman Islands. The Company is an investment company with no substantial assets and liabilities immediately prior to the Restructuring and has no operations. In December 2021, the Company established Xcar Limited, a wholly-owned subsidiary in British Virgin Islands (“BVI”), which in turn, established Xcharge HK Limited, a wholly-owned subsidiary in Hong Kong in January 2022. On June 29, 2023, Xcharge HK Limited obtained control over X-Charge Technology and become an intermediate offshore holding company of X-Charge Technology.
The Restructuring principally involved the following steps:

i.
In June 2023, the Founders canceled their respective equity interests in X-Charge Technology in exchange for ordinary shares of XCHG Limited. Immediately after the completion of the Restructuring, Next EV Limited, an affiliate of Mr. Ding Rui, held 419,970,000 ordinary shares of XCHG Limited, and Future EV Limited, an affiliate of Mr. Hou Yifei, held 236,230,500 ordinary shares of XCHG Limited.

ii.
In June 2023, Beijing X-charge Management Consulting Centre (Limited Partnership) canceled its 7.2199% equity interests in X-Charge Technology, which served as share-based awards for future grants to employees. Prior to the Restructuring, X-Charge Technology did not grant any such share-based awards. In June 2023, XCHG Limited adopted a share incentive plan, or the 2023 Share Plan, under which the maximum number of ordinary shares which may be issued accounts for 7.2199% of share capital of XCHG Limited (or 150,000,000 ordinary shares) on a fully diluted basis, assuming all ordinary shares under the share incentive plan are outstanding.

iii.
Depending on the applicability of certain PRC foreign exchange regulatory procedures and requirements, the existing preference equity holders of X-Charge Technology canceled their respective equity interests in X-Charge Technology in exchange for either cash proceeds equal to their original investment in X-Charge Technology or preference shares of XCHG Limited;

(a)
With respect to certain existing preference equity holders of X-Charge Technology who are required to complete certain PRC foreign exchange regulatory procedures before they are permitted to acquire preference shares of XCHG Limited, X-Charge Technology transferred cash to these Existing Equity holders of X-Charge Technology in an amount equal to their original investment in X-Charge Technology in exchange for their equity interests in X-Charge Technology. In connection with the transfer, XCHG Limited also issued warrants to such Existing Equity holders of X-Charge Technology (or their affiliates) to purchase preference shares of XCHG Limited. The warrant arrangements were contemplated solely to facilitate the completion of the Restructuring. Specifically, these Existing Equity holders were required to complete certain PRC foreign exchange regulatory procedures (which were administrative in nature and completed on June 30, 2023) before they or their affiliates were permitted to acquire preference shares of XCHG Limited. The warrants, in substance, served the purpose of ensuring they will continue to retain substantially the same equity holder rights during the interim period, if any, until they exercised the warrants to acquire preference shares of XCHG Limited. The exercise price of the warrants held by each of such Existing Equity holders (or their affiliates) equals their respective cash proceeds received from the cancellation of equity interests in X-Charge Technology.
On June 30, 2023, XCHG Limited granted the warrants to such Existing Equity holders (or their affiliates) of X-Charge Technology who are required to complete certain PRC foreign exchange regulatory procedures. On the same date, all of such warrant holders exercised their warrants in full and accordingly because the relevant PRC foreign exchange regulatory procedures were completed on the same date, and XCHG Limited issued such number of preference shares to such warrant holders.

(b)
With respect to the existing preference equity holders of X-Charge Technology who are not required to complete such PRC foreign exchange regulatory procedures, on June 30, 2023, XCHG Limited issued preference shares to them or their affiliates, as consideration in exchange for the respective equity interests that they held in X-Charge Technology.

On June 30, 2023, the Company issued Series Angel, Series A, Series A+ and Series B redeemable preference shares to redeemable preferred equity holders of X-Charge Technology and issued Series Seed preference shares to Series Seed preferred equity holders of X-Charge Technology in exchange for the respective equity interests that they held in X-Charge Technology. Collectively, all the Series Angel, Series A, Series A+ and Series B redeemable preference shares are referred to as the “Preference Shares”. The terms of the Preference Shares and Series Seed preference shares of the Company substantially mirror those of the preferred equity of X-Charge Technology.
Upon the consummation of the Restructuring on June 30, 2023, all Existing Equity holders of X-Charge Technology obtained an equity interest of XCHG Limited in proportion to their respective equity ownership in X-Charge Technology immediately prior to the Restructuring and the Company became the ultimate holding company of X-Charge Technology. The issuance and the exercise of the warrants on June 30, 2023 (with no ability of the warrant holder to do anything other than exercise immediately), because of the lack of substance, does not have any accounting consequences.
Because the equity interests in X-Charge Technology before the Restructuring were the same as the shareholding percentages of XCHG Limited after the Restructuring, and the rights of each equity interest holder of X-Charge Technology before the Restructuring were substantially identical with the rights of each shareholder of XCHG Limited immediately after the Restructuring, the establishment of the corporate structure of XCHG Limited is treated as and accounted for as a recapitalization of X-Charge Technology that lacks economic substance, and the consolidated financial statements of XCHG were prepared as if the corporate structure of XCHG Limited after the Restructuring had been in existence since the beginning of the periods presented. That is, the consolidated financial statements of XCHG include the results of the operations and the statement of financial position of X-Charge Technology as of the beginning of the earliest period presented. XCHG’s consolidated financial position as of December 31, 2021 and 2022, and its results of operations for each of the years in the two-year period ended December 31, 2022 represent the continuation of the consolidated financial statements of X-Charge Technology, except for the capital structure and per share information of the Company, which is retrospectively adjusted from the earliest period in the consolidated financial statements presented to reflect the legal capital structure of XCHG. Accordingly, the effect of the ordinary shares, the Preference Shares and Series Seed preference shares issued by the Company pursuant to the Restructuring have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statement.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(b)
Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances among the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.
(c)
Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for doubtful accounts, write downs for excess and obsolete inventories, the realization of deferred income tax assets and the fair value of ordinary shares and redeemable preference shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
(d)
Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
(e)
Cash and cash equivalents

Cash and cash equivalents consisted of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:
	As of December 31,
	2021	2022
	US$	US$
Financial institutions in the mainland of the PRC
—Denominated in RMB	3,523,419	5,075,057
—Denominated in USD	203	—
—Denominated in EUR	—	2,726,960
Total cash and cash equivalents balances held at mainland PRC financial institutions	3,523,622	7,802,017
Financial institution in Germany
—Denominated in EUR	1,270,927	487,754
Total cash balances held at a Germany financial institution	1,270,927	487,754
Financial institutions in the USA
—Denominated in USD	—	47,846
Total cash balances held at a USA financial institution	—	47,846
Total cash and cash equivalents balances held at financial institutions	4,794,549	8,337,617

(f)
Restricted cash

Restricted cash is cash deposited with a bank in conjunction with certain contract liabilities. Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective until the Group fulfills the delivery obligations or returns to these customers. Restricted cash is classified as current assets on the Group’s consolidated balance sheets, as all the balance are expected to be released to cash within the next 12 months from December 31, 2021 and 2022, respectively. The Group’s restricted cash are denominated in EUR and are deposited at a financial institution in Germany.
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.
	As of December 31,
	2021	2022
	US$	US$
Cash and cash equivalents	4,795,277	8,338,302
Restricted cash	32,722	332,135
Total cash, cash equivalents and restricted cash	4,827,999	8,670,437

(g)
Accounts receivable, net

Accounts receivable primarily consists of receivables from customers, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific customers. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2022, the Group does not have any off-balance-sheet credit exposure relate to its customers.
(h)
Inventories

Inventories, consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the weighted average cost method. Cost of finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. Inventory that is sold to third parties is included within cost of revenues. Inventory that is installed on the operator properties where the Company retains ownership is transferred to property and equipment at the carrying value of the inventory. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value.
(i)
Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.
The estimated useful lives are as follows:
Machinery and equipment	5 years
EV Chargers	5 years
Office and electronic equipment	3 ~ 5 years
Software	10 years
Leasehold improvements	shorter of 5 years or lease term
Depreciation commences when the asset is ready for its intended use. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.
(j)
Intangible assets, net

Intangible asset mainly represents acquired licenses, which are amortized on a straight-line basis over the estimated useful life of 3 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Amortization expenses were nil and US$25,083 for the years ended December 31, 2021 and 2022, respectively.
(k)
Leases

The Group adopts ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) for all periods presented. The Group elects the short-term lease exemption for all contracts with lease terms of 12 months or less.
The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group as a lessee recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. Lease expense is recorded on a straight-line basis over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options.
The Group elects not to separate non-lease components from lease components, therefore, accounts for lease component and non-lease components as a single lease component.
(l)
Impairment of long-lived assets

Long-lived assets such as property and equipment, intangible assets and operating lease right-of-use assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset groups by comparing the carrying value of the assets or asset groups with an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset groups and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset groups, the Group recognizes an impairment loss based on the excess of the carrying value of the assets or asset groups over the fair value of the assets or asset groups. No impairment of long-lived assets or asset groups was recognized for the years ended December 31, 2021 and 2022.
(m)
Value added taxes

The Company’s PRC subsidiaries and German subsidiary are subject to value added tax (“VAT”). Revenues from sales of products are generally subject to VAT at the rate of 13% for PRC subsidiaries and 19% for German subsidiary, respectively. Revenues from services are generally subject to VAT at the rate of 6% for PRC subsidiaries. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.
(n)
Financial liability

Financial liability, consisting of warrants to purchase redeemable equity interest of X-Charge Technology, is recorded on the consolidated balance sheets at fair value. Changes in fair values was included in the changes in fair value of financial liability on the consolidated statements of comprehensive income (loss).

(o)
Fair value measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:
Level 1 —
Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Fair Value of Financial Instruments
Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables included in prepayments and other current assets, short-term bank borrowings, accounts payable, financial liability and other payables included in accrued expenses and other current liabilities. Financial liability was measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy, see Note 11. The fair value of amounts due from a related party — non-current approximates its carrying amount as its interest rate approximates the rate currently available. The carrying amounts of other short-term financial assets and liabilities approximate their fair values because of the short maturity of these instruments.
(p)
Revenue recognition

The Group generates substantially all of its revenues from sales of electric vehicles (“EV”) chargers to the Group’s PRC domestic and overseas customers. The Group also generates its revenues from provision of EV chargers related support services.
The Group adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented.
The Group recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, it recognizes revenue at a point in time when the performance obligation is satisfied.
Product
In the sales of EV chargers, the Group’s performance obligation is to deliver the promised EV chargers, including both the hardware and embedded software, to the customers. The software embedded in the EV chargers is not considered distinct as it is integral to the functionality of the EV chargers. The Group recognizes revenue from the sales of EV chargers at a point in time when they are accepted by customers. Generally, the customers are required to pay the transaction price, which is fixed amount as stated in the contracts, within one to six months after they receive the EV chargers.
The Group also provides a standard warranty covering one to two years to all the customers under which the Group is required to fix defects of the hardware and the embedded software. The Group considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the products and therefore, the Group does not identify the standard warranty as a separate performance obligation. The estimated warranty costs are recognized as a liability when the Group transfers control of the EV chargers to the customers.
Service
The Group also provides software upgrades and updates services and optional platform services to the customers who purchases EV chargers from the Group. The software upgrades and updates service consists of unspecified future software updates and upgrades upon the customer’s request. The optional platform services enable the customers to remotely connect, configure and monitor their EV chargers.
The software upgrades and updates service, the optional platform services and the EV chargers are accounted for as three separate performance obligations because they are capable of being distinct and there is no significant integration, inter-relation or interdependence among these three promises. The Group allocates the transaction price to the software upgrades and updates service, the optional platform services and the EV chargers based on their relative stand-alone selling prices. Since the Group hasn’t ever sold the software upgrades and updates service, the optional platform services and the EV chargers separately, the stand-alone selling price of the software upgrades and updates service, the optional platform services and the EV chargers is estimated using expected cost plus a margin approach.
The Group recognizes the transaction price allocated to the software upgrades and updates service and the optional platform services as revenue over the contractual service period, which is generally one to two years, on a straight-line basis as the customer simultaneously receives and consumes the benefits provided by the Group as the Group performs and the Group’s efforts are expended evenly throughout the period.
The Group also provides optional maintenance service and extended warranty service to the customers. Revenue from the optional maintenance service, which generally takes one to two days to complete, is recognized at a point in time when the service is completed. Revenue from the extended warranty service is recognized over the warranty period on a straight-line basis.
Contract Balances
The Group recognizes a receivable when it has an unconditional right to receive consideration from a customer. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.
The Group recognizes a contract liability when the customer pays the consideration before the Group recognizes the related revenue or when the Group has an unconditional right to receive the consideration before the Group recognizes the related revenue, and in such case a corresponding receivable will be recognized.

Changes in the Group’s contract liabilities are presented as follows for the years ended December 31, 2021 and 2022:
Contract liabilities as of January 1, 2021	1,270,548
Cash received in advance, excluding VAT	3,600,558
Revenue recognized from opening balance of contract liabilities	(1,283,516)
Revenue recognized from contract liabilities arising during 2021	(1,871,750)
Foreign currency translation	12,968
Contract liabilities as of December 31, 2021	1,728,808
Cash received in advance, excluding VAT	4,555,267
Revenue recognized from opening balance of contract liabilities	(1,636,911)
Revenue recognized from contract liabilities arising during 2022	(1,745,603)
Foreign currency translation	(91,897)
Contract liabilities as of December 31, 2022	2,809,664

(q)
Warranties

The Group provides standard warranties for general repairs of defects that exist at the time of sale of EV chargers. The Group accrues the estimated costs of warranties at the time when revenue is recognized. The specific terms and conditions of those warranties vary among different types of EV Chargers. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available each period. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued expenses and other current liabilities while the remaining balance is included within other non-current liabilities on the consolidated balance sheets.
(r)
Cost of Revenues

Cost of revenues mainly consists of the cost of products sold, shipping costs, warranty costs and write-downs of inventories.
(s)
Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) staff cost, rental and depreciation related to selling and marketing functions, (ii) advertising costs and promotion expenses. Advertising expenses, which consist primarily of offline advertisements, are expensed as incurred. The advertising expenses were US$35,552 and US$162,895 for the years ended December 31, 2021 and 2022, respectively.
(t)
General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) foreign currency exchange gain (loss), (iii) professional expenses and (iv) other general corporate expenses.
(u)
Research and Development Expenses

Research and development expenses mainly consist of (i) staff cost, rental and depreciation related to research and development personnel, and (ii) Research and development materials. Research and development expenses are expensed as incurred.
Costs incurred for the preliminary project stage of internal use software are expensed when incurred in research and development expenses. Costs incurred during the application development stage are capitalized when certain criteria of ASC 350-40 are met. Costs incurred during the post-implementation-operation stage are also expensed as incurred. As the period qualified for capitalization has historically been very short and the development costs incurred during this period have been insignificant, development costs of internal use software to date have been expensed when incurred.

(v)
Government Grants

Government grants generally consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities.
Government grants are recognized when there are reasonable assurances that the Group will comply with the conditions attach to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Group with no future related costs or obligation are recognized in the Group’s consolidated statements of comprehensive income (loss) when the grants become receivable.
US$39,154 and US$27,838 were recognized in government grants for the years ended December 31, 2021 and 2022, respectively. The deferred government subsidies included in liabilities were nil as of both December 31, 2021 and 2022.
(w)
Employee Benefits

The Company’s subsidiaries in the PRC and Germany participate in respective government mandated, multiemployer, defined contribution plans, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Both German Company Pension Scheme Act and the PRC labor laws require the local entities to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the basic compensation of qualified employees, respectively. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as cost of revenues and operating expenses in the accompanying consolidated statements of comprehensive income (loss) amounted to US$1.1 million and US$1.4 million for the years ended December 31, 2021 and 2022, respectively.
(x)
Income Taxes

Current income taxes are recorded in accordance with the laws of the relevant tax jurisdictions.
Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.
A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.
The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

(y)
Foreign currency translation and foreign currency risks

The Group’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its subsidiaries incorporated in United States, HK S.A.R. and British Virgin Islands is US$, The functional currency of the Company’s subsidiary incorporated in Germany is Euro (“EUR”), and the functional currency of the Company’s PRC subsidiaries is Renminbi (“RMB”). Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive income (loss).
The financial statements of the Company’s German subsidiary and the PRC subsidiaries are translated from their functional currency into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of consolidated statements of changes in shareholders’ deficit.
(z)
Concentration of risk

Concentration of customers and suppliers
Customers from whom individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2021 and 2022 are as follows.
	For the Year Ended December 31,
	2021		2022
	US$	%	US$	%
Customer A	4,195,024	32%	18,645,058	63%
Customer B	1,784,562	14%	*	*
Customer C	1,775,118	13%	*	*
Suppliers from whom individually represent greater than 10% of total purchases of the Group for the years ended December 31, 2021 and 2022 are as follows:
	For the Year Ended December 31,
	2021		2022
	US$	%	US$	%
Supplier A	2,203,821	26%	*	*
Supplier B	925,664	11%	*	*
Supplier C	*	*	4,553,156	24%
Supplier D	*	*	3,658,940	19%
Supplier E	*	*	2,429,852	13%
Customers accounting for 10% or more of accounts receivable, net are as follows:
	For the Year Ended December 31,
	2021		2022
	US$	%	US$	%
Customer A	3,373,494	78%	5,502,120	73%

Customers accounting for 10% or more of contract liabilities are as follows:
	For the Year Ended December 31,
	2021		2022
	US$	%	US$	%
Customer D	1,328,995	77%	2,434,844	87%
Suppliers accounting for 10% or more of accounts payable are as follows:
	For the Year Ended December 31,
	2021		2022
	US$	%	US$	%
Supplier A	810,670	28%	*	*
Supplier C	*	*	2,448,643	37%
Supplier E	*	*	930,266	14%
Suppliers accounting for 10% or more of prepayments are as follows:
	For the Year Ended December 31,
	2021		2022
	US$	%	US$	%
Supplier F	157,599	18%	*	*
Supplier G	94,547	11%	*	*
Supplier H	92,571	11%	*	*
Supplier I	*	*	198,113	21%
Supplier J	*	*	120,610	13%
Supplier K	*	*	108,468	12%
Supplier L	*	*	99,230	11%

*
The amount was less than 10% of total sales, total purchases or total balance.

Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables of prepayments and other current assets, and amounts due from related parties.
The Group places its cash and cash equivalents and restricted cash in various commercial banks in the PRC and German. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.
The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.
Interest rate risk
Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on floating rate borrowings, and the risks due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage its interest risk exposure.

(aa)
Earnings (loss) per share

Earnings (loss) per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share when the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s redeemable preference shares and Series Seed preference shares are considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net loss is not allocated to other participating securities as they are not obligated to share the loss based on their contractual terms.
Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable preference shares, Series Seed preference shares and the exercise of the financial liability.
(bb)
Segment Reporting

The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer does not segregate the Group’s business by product. Management has determined that the Company has one operating segment and therefore one reportable segment.
(cc)
Statutory Reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.
The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
For the years ended December 31, 2021 and 2022, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries as these PRC companies were in a position of accumulated losses as determined under PRC GAAP. As of December 31, 2021 and 2022, the balance of restricted net assets of the Company’s consolidated subsidiaries in the PRC were US$1.7 million and US$1.7 million, respectively, which mainly included assets in the amount of US$1.7 million pledged to secure the bank borrowings.
(dd)
Recent Accounting Pronouncements

In June 2016, the FASB amended ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-10, Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.
In August 2020, the FASB issued Accounting Standards Update 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments in this Update are effective for public business entities, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.
3.
ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:
	As of December 31,
	2021	2022
	US$	US$
Accounts receivable	4,591,335	7,882,817
Allowance for doubtful accounts	(271,599)	(322,873)
Accounts Receivable, net	4,319,736	7,559,944
The movements of the allowance for doubtful accounts were as follows:
	As of December 31,
	2021	2022
	US$	US$
Balance at the beginning of the year	—	(271,599)
Additions	(271,599)	(322,873)
Write off	—	248,634
Foreign currency translation	—	22,965
Balance at the end of the year	(271,599)	(322,873)
As of December 31, 2021 and 2022, accounts receivable, net includes certain accounts receivables that were pledged for short-term bank borrowings (see Note 8).

4.
INVENTORIES

Inventories consisted of the following:
	As of December 31,
	2021	2022
	US$	US$
Raw materials	2,814,143	3,650,901
Finished goods	418,454	2,579,458
Inventories	3,232,597	6,230,359
Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to nil and US$0.16 million were recorded as cost of revenues for the six months ended June 30, 2022 and 2023.
5.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:
	As of December 31,
	2021	2022
	US$	US$
Advances to suppliers	845,431	581,365
Deductible input VAT	580,492	949,250
Deferred IPO cost*	—	318,723
Receivables from third party payment platforms	41,258	67,795
Others**	89,926	194,272
Prepayments and Other Current Assets	1,557,107	2,111,405

*
Direct cost incurred by the Group attributable to its IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO cost and will be offset against the gross proceeds received from such offering. In the event the IPO is terminated or abandoned, all capitalized deferred IPO cost will be expensed.

**
Others mainly include staff advances and deposits.

As of December 31, 2021 and 2022, prepayments and other current assets includes certain other receivables that were pledged for bank borrowings (see Note 8).
6.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:
	As of December 31,
	2021	2022
	US$	US$
Machinery and equipment	383,700	369,268
EV Chargers	231,461	170,769
Office and electronic equipment	275,299	343,633
Software	20,686	18,937
Leasehold improvement	603,192	567,966
Property and Equipment	1,514,338	1,470,573
Less: Accumulated depreciation	(1,273,591)	(1,241,560)
Property and Equipment, net	240,747	229,013

Depreciation expense on property and equipment was allocated to the following expense items:
	For the Year Ended December 31,
	2021	2022
	US$	US$
Cost of revenues	152,425	57,607
Selling and marketing expenses	7,946	7,486
Research and development expenses	10,241	14,588
General and administrative expenses	46,679	33,287
Total depreciation expense	217,291	112,968

7.
OPERATING LEASE

The following table summarizes the classification of right-of-use assets and lease liabilities in the Group’s consolidated balance sheets:
	As of December 31,
	2021	2022
	US$	US$
Right-of-use assets	128,776	561,502
Lease liabilities-current	(86,604)	(236,433)
Lease liabilities-non-current	(4,889)	(289,527)
Total lease liabilities	(91,493)	(525,960)
Weighted-average remaining lease term	0.66 years	2.42 years
Weighted-average discount rate	3.80%	4.70%
For the years ended December 31, 2021 and 2022, total operating lease costs and short-term lease cost recorded in cost of revenues, selling and marketing expenses, research and development expenses, general and administrative expenses were US$295,918 and US$310,378, respectively.
Supplemental cash flow information related to operating leases were as follows:
	For the Year Ended December 31,
	2021	2022
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities	263,612	269,684
Right-of-use assets obtained in exchange for operating lease liabilities	256,011	695,591

The following table presents the maturity of the Group’s lease liabilities as of December 31, 2022:
As of December 31, 2022
US$
2022	—
2023	257,586
2024	233,045
2025	65,992
Thereafter	—
Total operating lease payments	556,623
Less: imputed interest	(30,663)
Present value	525,960

8.
SHORT-TERM BANK BORROWINGS

	As of December 31,
	2021	2022
	US$	US$
Secured bank loans	1,794,308	4,122,832
Short-term bank borrowings	1,794,308	4,122,832
Short-term bank borrowings consist of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank borrowings as of December 31, 2021 and 2022 were 8% and 4.11%, respectively. As of December 31, 2021 and 2022, the repayments of all short-term bank borrowings are guaranteed by the Founders or third parties.
In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10 million (equivalent to US$1.4 million). In connection with the short-term bank borrowings from SPD Silicon Valley Bank, as of December 31, 2021 and 2022, accounts receivables and other receivables included in prepayments and other current assets of X-Charge Technology in the amount of RMB12 million (equivalent to US$1.7 million) were pledged to secure bank borrowings from SPD Silicon Valley Bank.
In connection with the short-term bank borrowings from SPD Silicon Valley Bank, X-Charge Technology also granted warrants to an affiliate of SPD Silicon Valley Bank. The warrants entitled the affiliate of SPD Silicon Valley Bank to purchase 0.542% of X-Charge Technology’s equity interest (see Note 10).
At initial recognition, the Company recorded the warrants as liability at its estimated fair value in the amount of RMB0.33 million (equivalent to US$0.05 million), the remaining proceeds of RMB9.67 million (equivalent to US$1.3 million) were allocated to the short-term borrowings. The difference in the amount of RMB0.33 million (equivalent to US$0.05 million) between RMB9.67 million (equivalent to US$1.3 million) allocated to the short-term bank borrowings and the principal amount of the loan in the amount of RMB10 million (equivalent to US$1.4 million) was treated as a discount on the loan, which was amortized over the term of this loan to interest expense using an effective interest rate of 3.4%.
Covenants of the loan agreement signed with SPD Silicon Valley Bank included but not limited to that the quarterly revenues of X-Charge Technology and its subsidiaries. For the years ended December 31, 2021 and 2022, the quarterly revenues were below the performance targets in the loan agreement, which resulted in a breach of the loan covenants as of December 31, 2021 and 2022, and SPD Silicon Valley Bank has the right to declare the above loan be immediately due and payable, RMB0.5 million (equivalent to

US$0.07 million) of default provision has been made in respect of this breach of this loan. X-Charge Technology repaid this loan in full in March 2023.
9.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:
	As of December 31,
	2021	2022
	US$	US$
Accrued payroll and social insurance	1,550,704	2,161,909
Cash collected on behalf of the customers*	264,364	569,704
Other taxes payable	126,706	351,910
Accrued IPO cost	—	198,113
Others**	496,506	670,042
Accrued Expenses and Other Current Liabilities	2,438,280	3,951,678

*
The Group collects the EV charging considerations from end users on behalf of certain customers and pays to these customers on a regular basis.

**
Others mainly included accrued service expenses, accrued interests and accrued warranty.

10.
FINANCIAL LIABILITY

In October 2020, X-Charge Technology entered into a loan agreement with SPD Silicon Valley Bank to borrow up to RMB10 million (equivalent to US$1.4 million). In October 2020, in connection with the loan agreement, X-Charge Technology issued warrants to Shengwei Venture Capital Management (Shanghai) Co., Ltd (“Shengwei”), an affiliate of SPD Silicon Valley Bank, to purchase 0.423% of X-Charge Technology’s equity interest at an exercise price at RMB2 million (equivalent to US$0.3 million) in aggregate or purchase 8,786,150 ordinary shares of the Company at the option of Shenwei on a fully diluted basis. The warrants are exercisable upon issuance and expires in October 2027. The warrants have not been exercised as of December 31, 2021 and 2022.
During the exercisable period and when the warrants are exercised, Shengwei is entitled to require X-Charge Technology to repurchase all equity interest at the price of fair market value.
In accordance with ASC 480, the Company classified the warrants as financial liability as the warrants embody an obligation to repurchase the X-Charge Technology’s equity interest which may require settlement by transferring assets. The Group recorded the financial liability on the consolidated balance sheet at its estimated fair value and subsequently, at each reporting date, recorded changes in estimated fair value included in the changes in fair value of financial liability on the consolidated statement of comprehensive income (loss).
11.
FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2022:
	As of December 31, 2021			Total Fair Value
US$	Level 1	Level 2	Level 3
Liabilities:
Financial liability	—	—	63,924	63,924

	As of December 31, 2022			Total Fair Value
US$	Level 1	Level 2	Level 3
Liabilities:
Financial liability	—	—	242,393	242,393
The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2022:
		For the Year Ended December 31, 2021
			Gain or Losses
US$	January 1, 2021	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	December 31, 2021
Liabilities:
Financial liability	50,180	—	12,419	—	1,325	63,924
		For the Year Ended December 31, 2022
			Gain or Losses
US$	January 1, 2022	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	December 31, 2022
Liabilities:
Financial liability	63,924	—	190,557	—	(12,088)	242,393
For the warrants that does not have a quoted market rate, the Group measured its fair value based on the market approach or income approach when no recent transactions are available. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the Company’s historical earning on sale, discount of lack of marketability, the Company’s time to initial public offering as well as related volatility. The income approach takes into consideration a number of factors including management projection of discounted future cash flow of the Company as well as an appropriate discount rate. The Company has classified those as level 3 measurement. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.
The fair values of financial liability as of December 31, 2021 and 2022 are estimated with the following key assumptions:
	December 31,	December 31,
	2021	2022
Risk-free rate of return (per annum)	1.14%	4.01%
Volatility	59.8%	62.1%
Expected dividend yield	0%	0%
Expected term	5.8 years	4.8 years
Fair value of enterprise value of X-Charge Technology	US$49.9 million	US$104.8 million
The risk-free rate of return was based on the U.S. Treasury rate for the expected remaining life of the warrants. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s warrant liabilities. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.

Expected term is the contract term to exercise the warrants. The fair value of the Company’s equity interest was estimated by management involving assumptions including discount rate, risk free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity and operating history and prospects.
12.
MEZZANINE EQUITY

Series Angel Preference Shares, Series Angel Redeemable Preference Shares, Series A Redeemable Preference Shares, Series A+ Redeemable Preference Shares and Series B Preference Shares (collectively “Preference Shares”)
In December 2017, the Company entered into an investment agreement with two investors, pursuant to which the investors purchased 300,000,000 Series A redeemable preference shares from the Company for the considerations of US$5 million. The issuance costs of Series A redeemable preference shares were US$0.3 million.
In February 2018, the investor of Series Angel shares (see Note 13) and two third party investors entered into equity transfer agreements, pursuant to which the investor of Series Angel shares sold 75,000,000 Series Angel shares of the Company on a fully-diluted basis to the two third party investors. Half of the Series Angel shares was immediately re-designated into Series Angel redeemable preference shares, whereas the remaining half was immediately re-designated into Series Angel preference shares with a deemed liquidation preference. The Company did not receive any proceeds from this transaction.
In April 2018, the Company entered into an investment agreement with certain investors, pursuant to which the investors purchased 118,971,900 Series A+ redeemable preference shares from the Company for an aggregate consideration of RMB25.7 million (equivalent to US$3.6 million). The issuance costs of Series A+ redeemable preference shares was RMB1.5 million (equivalent to US$0.21 million).
In April 2021, the Company entered into an investment agreement with two investors, pursuant to which the investors purchased 458,623,200 Series B redeemable preference shares from the Company for an aggregate consideration of RMB104.0 million (equivalent to US$14.4 million). The issuance costs of Series B redeemable preference shares were RMB1.2 million (equivalent to US$0.17 million).
In April 2021, the investor of Series Angel shares (see Note 13) and two third party investors entered into equity transfer agreements, pursuant to which the investor of Series Angel shares sold 88,196,700 shares of the Company to the third party investors, all of which was immediately re-designated into Series B redeemable preference shares. The Company did not receive any proceeds from this transaction.
In September 2021, the investor of Series Angel shares (see Note 13) and a third-party investor entered into an equity transfer agreement. Pursuant to the agreement, the investor of Series Angel shares sold 55,552,800 shares of the Company to the third party investor, all of which was immediately re-designated into Series B redeemable preference shares. The Company did not receive any proceeds from this transaction.
The rights, preferences and privileges of the Preference Shares are as follows:
Redemption Rights
Redeemable preference shares shall be redeemable, at any time after the earlier of the occurrence of the following event:
(i)   The Company has not consummated a Qualified initial public offering (“IPO”) or Qualified share sale by September 30, 2024;
(ii)   There is any material breach by either the Founders or the Company of any applicable laws and the transaction documents relating to these several rounds of equity financing, and such default fails to take remedy measures within thirty days after the receipt of the notice with respect to such remedy requirements from the shareholders;
The redemption preference from high priority to low priority is as follows in sequence: Series B redeemable preference shares, Series A+ redeemable preference shares, Series A redeemable preference shares and Series Angel redeemable preference shares.

The redemption prices for each owner of the redeemable preference shares are as follows:

1.
For Series B redeemable preference shares, the redemption price equal to one hundred percent (100%) of its issue price plus a simple eight percent (8%) per annum measured from the date of receipt of the investment funds in full to actual payment date of the redemption, and the accumulated declared but unpaid dividends.

2.
For Series A+ redeemable preference shares, the redemption price equal to one hundred percent (100%) of its issue price plus the accumulated declared but unpaid dividends.

3.
For Series A redeemable preference shares, the redemption price equal to one hundred percent (100%) of its issue price plus a simple ten percent (10%) per annum return measured from the date of receipt of the investment funds to actual payment date of the redemption, and the accumulated declared but unpaid dividends.

4.
For Series Angel redeemable preference shares, the redemption price equal to RMB8,500,000 plus the accumulated declared but unpaid dividends.

Conversion Rights
The Preference Shares shall be convertible, at the option of the holder, at any time after the date of issuance of such Preference Shares according to a conversion ratio, subject to adjustments for dilution, into ordinary shares. The Preference Shares shall automatically be converted into ordinary shares at the then applicable conversion ratio upon the closing of an underwritten public offering of the ordinary shares of the Group after the prior written approval of the holders of Preference Shares.
Voting Rights
Each Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. The shareholders of Preference Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the shareholders of Preference Shares, Series Seed preference shares (see Note 13) and ordinary shares shall vote together as a single class.
Dividend Rights
The shareholders receive dividends on an as-if converted basis when dividends are declared. No dividends have been declared for the investors of the Preference Shares for the periods presented.
Liquidation Preferences
In the event of any liquidation, dissolution or winding up of the Company, or upon occurrence of a Deemed Liquidation Event as defined in the Investors’ Rights Agreement, either voluntary or involuntary, the amount of shareholders’ distributable property or total transfer price shall be allocated and distributed as follows: first, the Company shall pay to the Series B redeemable preferred shareholders the amount of money which is equal to the sum of 100% of the investment and the declared but unpaid dividends; Second, the Company shall pay to the Series A+ redeemable preferred shareholders the amount of money which is equal to the sum of 100% of their respective investment and the declared but unpaid dividends; third, the Company shall pay to the Series A redeemable preferred shareholders the amount of money which is equal to the sum of 150% of their respective investment and the declared but unpaid dividends; forth, the Company shall pay to the owners of Series Angel redeemable preference shares and Series Angel preference shares the amount of money which is equal to RMB8,500,000 and RMB8,500,000, respectively and the declared but unpaid dividends.
After such liquidation amounts have been paid in full, all of the remaining assets and funds of the Company legally available for distribution to shareholders shall be ratably distributed among all shareholders on a as converted basis and pari passu basis in proportion to the number of shares held by each shareholder.
Accounting of the Preference Shares
The Group classified Series Angel preference shares as mezzanine equity instead of permanent equity on the consolidated balance sheet because of the existence of a deemed liquidation preference, which was outside of the control of the Company.

The Group classified the redeemable preference shares as mezzanine equity on the consolidated balance sheets as they were contingently redeemable upon the occurrence of triggering events which were outside of the control of the Company.
The Group concluded the embedded redemption option of the Preference Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the shareholders in a position not substantially different from net settlement.
The Group also determined that there was no beneficial conversion feature attributable to the Preference Shares because the initial effective conversion prices of the Preference Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares and redeemable preference shares on the commitment dates was estimated by management with the assistance of an independent valuation firm.
The initial carrying amount of the Preference Shares was recorded at the fair value at the date of issuance, net of issuance cost. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Preference Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date for the Preference Shares.
The Company considered that the re-designation of Series Angel shares to Series B redeemable preference shares in April 2021 and September 2021, in substance, was the same as repurchase and cancellation of the Series Angel shares and simultaneously issuance of the Series B redeemable preference shares. Therefore the Group recorded 1) the difference in the amount of US$5.8 million between the fair value and the carrying amounts of the Series Angel shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) the difference in the amount of US$2.5 million between the fair value of the Series B redeemable preference shares and Series Angel shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted, representing a return to the preferred shareholders that should be treated similar to dividends paid on preferred shareholders.
The activities of the Preference Shares for the years ended December 31, 2021 and 2022 are as follows:
	Series Angel preference shares	Series Angel redeemable preference shares	Series A redeemable preference shares	Series A+ redeemable preference shares	Series B redeemable preference shares	Total
	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount
	USD	USD	USD	USD	USD	USD
Balance as of January 1, 2021	1,302,702	1,302,702	7,147,250	4,203,066	—	13,955,720
Issuance of redeemable preference shares	—	—	—	—	16,110,713	16,110,713
Issuance cost	—	—	—	—	(181,158)	(181,158)
Accretion of redeemable preference shares	—	—	506,897	—	528,254	1,035,151
Re-designation of Series Angel shares to Series B redeemable preferred share	—	—	—	—	9,006,416	9,006,416
Foreign currency translation adjustment	30,485	30,485	173,424	98,358	615,647	948,399
Balance as of December 31, 2021	1,333,187	1,333,187	7,827,571	4,301,424	26,079,872	40,875,241
Accretion of redeemable preference shares	—	—	486,754	—	1,042,035	1,528,789
Foreign currency translation adjustment	(112,729)	(112,729)	(678,941)	(363,712)	(2,241,760)	(3,509,871)
Balance as of December 31, 2022	1,220,458	1,220,458	7,635,384	3,937,712	24,880,147	38,894,159
Assuming a Qualified IPO is not consummated by September 30, 2024 and no other contingent event occurs which could result in the request of redemption by the redeemable preferred shareholders, the aggregate amount of redemption for all redeemable preference shares in 2024 is US$36.1 million. If there is no Qualified IPO by September 30, 2024, the Company needs to either obtain additional liquidity to redeem the shares which is subject to market condition, or request the redeemable preference shareholders to extend the redemption date, which needs to be agreed by the shareholders.

13.
ORDINARY SHARES, SERIES ANGEL SHARES AND SERIES SEED PREFERENCE SHARES

Ordinary shares
In December 2021, XCHG Limited was incorporated with authorized share capital of US$50,000 divided into 500,000,000 shares with par value US$0.0001 each, the Company issued 499,999,999 ordinary shares to the Founders. As of December 31, 2021 and 2022, 500,000,000 ordinary share was issued and outstanding.
In April 2023, the shareholders of the Company agreed to increase the authorized shares to 5,000,000,000 shares. As described in Note 1 (b), the Company issued ordinary shares in April 2023, issued Preference Shares and Series Seed preference shares in June 2023 to the ordinary shareholders and preferred shareholders of the Company in exchange for the respective equity interests that they held in X-Charge Technology. Upon the completion of the Restructuring in June 2023, authorized ordinary shares are 3,728,605,400, of which issued and outstanding shares were 656,200,500. The authorized, issued and outstanding Series Seed, Series Angel, Series A, Series A+ and Series B preference shares were 175,050,000, 75,000,000, 300,000,000, 118,971,900 and 602,372,700, respectively. All applicable share and per share amounts in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the effects of the Restructuring.
Series Angel Shares and Series Seed Preference Shares
On November 19, 2015, the Company entered into an investment agreement with an angel investor, pursuant to which the investor purchased 218,749,500 Series Angel shares from the Company for an aggregated consideration of RMB7.0 million (equivalent as US$1.0 million).
On February 20, 2017, the Company entered into an investment agreement with two investors, pursuant to which the investors purchased 175,050,000 Series Seed preference shares from the Company for an aggregated consideration of US$2 million.
The rights and privileges of Ordinary shares, Series Angel shares and Series Seed preference shares are as follows:
Conversion Rights
The Series Angel shares and Series Seed preference shares shall be convertible, at the option of the shareholder, at any time after the date of issuance of Series Angel shares and Series Seed preference shares according to a conversion ratio, subject to adjustments for dilution, into ordinary shares. Series Angel shares and Series Seed preference shares shall automatically be converted into ordinary shares at the then applicable conversion ratio upon the closing of an underwritten public offering of the ordinary shares of the Group after the prior written approval of the holders of Series Angel shares and Series Seed preference shares.
Voting Rights
Each Series Seed preferred share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. The shareholders of Series Seed preference shares shall vote separately as a class with respect to certain specified matters. Otherwise, the shareholders of the Preference Shares, Series Seed preference shares and ordinary shares shall vote together as a single class.
Dividend Rights
The shareholders receive dividends on an as-if converted basis when dividends are declared. No dividends have been declared for shareholders for the periods presented.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, or upon occurrence of a Deemed Liquidation Event as defined in the Investors’ Rights Agreement, either voluntary or involuntary, shareholders shall be entitled to receive an amount in the sequence of Series B redeemable preference shares, Series A+ redeemable preference shares, Series A redeemable preference shares, Series Angel redeemable preference shares and Series Angle preference shares. After such liquidation amounts have been paid in full, all of the remaining assets and funds of the Company legally available for distribution to shareholders shall be ratably distributed among all shareholders on a as converted basis and pari passu basis in proportion to the number of shares held by each shareholder.
14.
INCOME TAX

(a)
Income tax

PRC
The Group’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) at the statutory income tax rate of 25%, unless otherwise specified. According to the CIT Law, entities that qualify as “high-and-new technology enterprises” (“HNTE”) are entitled to a preferential income tax rate of 15%. In 2020, X-Charge Technology received the approval from the tax authority that it qualified as an HNTE. The certificate entitled X-Charge Technology to the preferential income tax rate of 15% effective retroactively from January 1, 2020 to December 31, 2022, if all the criteria for HNTE status could be satisfied in the relevant year. The certificate of X-Charge Technology has been renewed in April 2023.
Germany
During 2021 and 2022, the subsidiary in Germany’s primary statutory tax rate was 32.275%, consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the corporate tax rate, and a trade tax rate of 16.45%.
The components of income (loss) before income taxes are as follows:
	For the Year Ended December 31,
	2021	2022
	US$	US$
PRC	(2,584,885)	2,776,049
Germany.	519,301	(1,046,840)
Other	—	(130,862)
Total	(2,065,584)	1,598,347
Significant components of the provision for (benefit from) income taxes are as follows:
	For the Year Ended December 31,
	2021	2022
	US$	US$
Current income tax expense
PRC	—	1,255
Germany	1,300	—
Total current	1,300	1,255
Deferred income tax benefit
PRC	—	(12,867)
Total deferred	—	(12,867)
Total provision for income taxes	1,300	(11,612)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021 and 2022 is as follows:
	For the Year Ended December 31
	2021	2022
PRC Statutory income tax rate	(25.0)%	25.0%
Increase (decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	1.8%	(0.1)%
Preferential tax rate	12.2%	(6.0)%
Research and development expenses bonus deduction	(9.7)%	(39.7)%
Other non-deductible expenses	2.2%	28.8%
Change in valuation allowance	18.6%	(8.7)%
Effective income tax rate	0.1%	(0.7)%
The Group is headquartered in the PRC and the subsidiaries incorporated in the PRC functions as the Group’s primary business operation center. Therefore, the Group uses the PRC’s income tax rate as applicable statutory income tax rate.
(b)
Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2021	2022
	US$	US$
Allowance for doubtful accounts	38,923	38,060
Net operating loss carry forwards	2,150,076	1,843,368
Total deferred income tax assets	2,188,999	1,881,428
Less: Valuation allowance	(2,188,999)	(1,872,773)
Deferred income tax assets, net	—	8,655
Intangible assets	—	(8,655)
Deferred income tax liabilities	—	(8,655)
Net deferred income tax liabilities	—	—
As of December 31, 2022, the Group had net operating loss carry forwards of US$12.5 million attributable to the PRC subsidiaries. Tax losses of US$1.9 million, US$4.3 million, US$1.7 million, US$2.2 million and US$2.4 million will expire, if unused, by 2023, 2024, 2025, 2026 and 2027, respectively.
A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that some portion or all of the deferred income tax assets will not be utilized in the foreseeable future. The valuation allowance as of December 31, 2021 and 2022 was primarily provided for the deferred income tax assets of certain PRC subsidiaries. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

Changes in valuation allowance are as follows:
	For the Year Ended December 31,
	2021	2022
	US$	US$
Balance at the beginning of the year	1,835,877	2,188,999
Additions of valuation allowance	385,001	2,516
Reductions of valuation allowance	(74,769)	(125,113)
Foreign exchange translation adjustments	42,890	(193,629)
Balance at the end of the year	2,188,999	1,872,773
According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the years from 2018 to 2022 are open to examination by the PRC tax authorities. The subsidiary in Germany is subject to the audit by federal, state, local and foreign income tax authorities. According to the statute of limitation, the German tax authorities may initiate additional audits of the tax years for 2019 through 2022.

15.
EARNINGS (LOSS) PER SHARE

For the purpose of calculating earnings (loss) per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Restructuring as described in Note 1 took place at the beginning of the earliest period presented.
	For the years ended December 31,
	2021	2022
	US$	US$
Earnings (loss) per ordinary share – basic:
Numerator:
Net income (loss) attributable to the Company	(2,066,884)	1,609,959
Accretion of redeemable preference shares to redemption value	(1,035,151)	(1,528,789)
Deemed dividends to certain Series B redeemable preferred shareholders upon the re-designation of Series Angel shares to Series B redeemable preference shares	(2,502,082)	—
Undistributed earnings attributable to redeemable preferred shareholders and Series Seed preferred shareholders of the Company	—	(53,538)
Net income (loss) attributable to ordinary shareholders of the Company – basic and diluted	(5,604,117)	27,632
Denominator:
Weighted average number of ordinary shares outstanding	656,200,500	656,200,500
Denominator used in computing earnings (loss) per share – basic and diluted	656,200,500	656,200,500
Earnings (loss) per ordinary share – basic and diluted (US$)	(0.01)	—

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:
	As of December 31,
	2021	2022
Redeemable preference shares	1,096,344,600	1,096,344,600
Series Seed preference shares	175,050,000	175,050,000
Financial liability	8,786,150	8,786,150

16.
RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has major transactions with:
(1)   Mr. Ding Rui, one of the Founders.
(2)   Zhichong Technology (Shenzhen) Co., Ltd (“Shenzhen Zhichong”), which is 49% owned by the Group.
(3)   Beijing Puyan Enterprise Management Co., Ltd (“Beijing Puyan”), which is a related party of one of the Group’s preferred shareholders.
(4)   Beijing Zhichong New Energy Technology Co., Ltd (“Zhichong New Energy”), which is 15% owned by the Group.
The Group mainly had the following transactions and balances with related parties:
(a)
Major transactions with related parties

		For the Years Ended December 31,
		2021	2022
		US$	US$
Issuance of loans to Beijing Puyan	(i)	4,750,311	—
Proceeds from repayment of loans to Beijing Puyan	(i)	—	1,435,833
Interest income from Beijing Puyan	(i)	159,010	173,376
Payment of interest free advance to Mr. Ding Rui	(ii)	—	244,092
Purchase of materials from Shenzhen Zhichong	(iii)	160,287	117,676
Sell products to Zhichong New Energy	(iv)	—	64,549
Repayment of interest free advance from Mr. Ding Rui	(v)	120,289	—

(b)
Balance of amounts due from related parties:

(1)
Current

		For the Year Ended December 31,
		2021	2022
		US$	US$
Beijing Puyan	(i)	—	3,225,671
Mr. Ding Rui	(ii)	—	244,092
Shenzhen Zhichong	(iii)	21,120	68,377
Zhichong New Energy	(iv)	—	72,940
		21,120	3,611,080

(2)
Non-current

		For the Year Ended December 31,
		2021	2022
		US$	US$
Beijing Puyan	(i)	4,909,321	—
		4,909,321	—

(i)
On March 22, 2021, the Board of Directors of X-Charge Technology approved a loan agreement between X-Charge Technology and Beijing Puyan, pursuant to which X-Charge Technology provided a two-year loan to Beijing Puyan in the amount of RMB30.3 million (equivalent to US$4.2 million) bearing interest at a rate of 3.85% per annum. The loans in the amount of RMB10 million (equivalent to US$1.4 million) was repaid by Beijing Puyan in December 2022, RMB20 million (equivalent to US$2.8 million) was subsequently repaid by Beijing Puyan in January 2023. US$0.16 million and US$0.17 million interest income were recognized for the years ended December 31, 2021 and 2022, respectively.

(ii)
In 2022, the Group provided interest-free advance in the amount of RMB1.7 million (equivalent to US$0.24 million) to Mr. Ding Rui for his personal use. Pursuant to a supplementary agreement between the Group and Mr. Ding Rui, the advance shall be repaid prior to the end of August 2023.

(iii)
The Group purchased certain types of EV chargers from Shenzhen Zhichong in the amount of US$0.16 million and US$0.12 million for the years ended December 31, 2021 and 2022, respectively. The outstanding balance of advances to Shenzhen Zhichong were US$21 thousand and US$68 thousand as of December 31, 2021 and 2022, respectively, which were included in amounts due from related parties on the consolidated balance sheets. The Group received the EV chargers in the amount of US$21 thousand and US$68 thousand within two months subsequent to December 31, 2021 and 2022, respectively. 49% equity interest of Shenzhen Zhichong were fully impaired as of December 31, 2020.

(iv)
The Group sold certain types of EV chargers to Zhichong New Energy. The outstanding balance of accounts receivable from Zhichong New Energy were nil and US$72,940 as of December 31, 2021 and 2022, respectively, which were included in amounts due from related parties on the consolidated balance sheets.

(v)
In 2020, the Group received RMB0.78 million (equivalent to US$0.11 million) from Mr. Ding Rui as interest-free advances. The Group repaid the advances in full in 2021.

17.
REVENUE INFORMATION

Revenues consisted of the following:
	For the Year Ended December 31,
	2021	2022
	US$	US$
Product revenues	12,541,676	28,744,806
Service revenues	614,216	678,734
Total revenues	13,155,892	29,423,540

The following summarizes the Group’s revenues from the following geographic areas (based on the locations of customers):
	For the Year Ended December 31,
	2021	2022
	US$	US$
Europe	7,640,261	18,180,788
PRC	4,816,128	4,256,382
Others	699,503	6,986,370
Total revenues	13,155,892	29,423,540
The Group has elected the practical expedient in ASC 606-10-50-14(a) not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

18.
SUBSEQUENT EVENTS

Management has considered subsequent events through September 1, 2023, which was the date the consolidated financial statements were issued.

(a)
Restructuring

In March 2023, the Company entered into a reorganization framework agreement with X-Charge Technology, the Founders and the investors of X-Charge Technology. The major Restructuring steps described in Note 1 (b) were agreed and approved by all relevant parties. On June 30, 2023, the Restructuring has been consummated by issuance of the redeemable preference shares, ordinary shares and Series Seed preference shares set forth in Note 12 and 13, respectively.

(b)
Issuance of Convertible Notes and Warrants

In July 2023, the Company issued convertible notes with aggregate principal of US$2 million to investor A and convertible notes with aggregate principal of RMB65 million (equivalent to US$9 million) to investor B and investor C. These convertible notes bear interest rate of 10% per annum. The entire principal amount of notes held by investor A, the notes in an amount of RMB30 million held by investor B and the notes in an amount of RMB15 million held by investor C will automatically be converted into Series B+ preference shares of the Company, provided certain conditions are met, at a conversion price determined by dividing USD equivalent of RMB1 billion by the total number of the outstanding shares of the Company immediately prior to the conversion on a fully-diluted and as-converted basis. The notes in an amount of RMB20 million held by investor B, can be convertible into Series B+ preference shares of the Company at the option of investor B, or, if applicable, the latest class of preference shares issued by the Company prior to the conversion, at a conversion price determined at the lower price of (i) dividing USD equivalent of RMB1 billion by the total number of the outstanding shares of the Company immediately prior to the conversion on a fully-diluted and as-converted basis, or (ii) 90% of the share price of new financing of the Company in the event of the Company has new financing before or at the same time of the conversion.
In connection with the issuance of convertible notes, in August 2023, the Company issued certain warrants to the same investors at nil consideration, pursuant to which, (i) the Company entitled the investor A and investor B with convertible notes in the amount of RMB30 million, to purchase certain shares of Series B+ redeemable preference shares, which are automatically exercised in whole, provided certain conditions are met; and (ii) the Company entitled an investor B with convertible notes in the amount of RMB20 million, to purchase certain shares of Series B+ redeemable preference shares, or, if applicable, the latest class of redeemable preference shares issued by XCHG Limited, which are exercisable at the option of investor B. The number of warrants is determined by dividing the principal amounts of convertible notes by an exercise price which is equivalent to the corresponding conversion price.

The convertible notes and applicable interest are due and payable on the earlier of (i) nine months since July 7, 2023, and (ii) the date when the warrants to purchase redeemable preference shares are exercised. The warrants are exercisable from the date of issuance to the maturity date of the convertible notes.

(c)
Grant of Share Awards

On August 15, 2023, the Company granted 150,000,000 unvested shares to its directors, executive officers and certain employees under the 2023 Share Plan, which was approved and adopted by the Company in June 2023. All the unvested shares vested immediately on the dates of grant.

19.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of XCHG Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable convertible preference shares or guarantees of XCHG Limited, except for those which have been separately disclosed in the consolidated financial statements.
Condensed Balance Sheets
	For the Year Ended December 31,
	2021	2022
	US$	US$
EQUITY
Ordinary shares	50,000	50,000
Subscription receivable	(50,000)	(50,000)
TOTAL EQUITY	—	—

XCHG LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
	Note	As of December 31, 2022	As of June 30, 2023
		US$	US$
ASSETS
Current assets
Cash and cash equivalents		8,338,302	7,310,211
Restricted cash		332,135	143,446
Accounts receivable, net	3	7,559,944	10,428,900
Amounts due from related parties – current	14	3,611,080	669,849
Inventories	4	6,230,359	3,881,319
Prepayments and other current assets	5	2,111,405	3,510,693
Total current assets		28,183,225	25,944,418
Non-current assets
Property and equipment, net	6	229,013	545,956
Intangible assets, net		57,689	41,099
Long-term investments		107,687	103,795
Operating lease right-of-use assets, net		561,502	583,641
Total non-current assets		955,891	1,274,491
Total assets		29,139,116	27,218,909
LIABILITIES
Current liabilities
Short-term bank borrowings	7	4,122,832	4,497,772
Accounts payable		6,629,837	5,104,883
Contract liabilities		2,809,664	1,206,556
Operating lease liabilities – current		236,433	263,105
Financial liability		242,393	249,759
Accrued expenses and other current liabilities	8	3,951,678	3,019,680
Total current liabilities		17,992,837	14,341,755
Non-current liabilities
Operating lease liabilities – non-current		289,527	280,392
Other non-current liabilities		8,609	38,458
Total non-current liabilities		298,136	318,850
Total liabilities		18,290,973	14,660,605
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XCHG LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
	Note	As of December 31, 2022	As of June 30, 2023
		US$	US$
Commitment and contingencies
Mezzanine equity
Series Angel preference shares (US$0.00001 par value; 37,500,000 shares authorized, issued and outstanding as of June 30, 2023. Liquidation preference of US$1,220,458 and US$1,176,340 as of December 31, 2022 and June 30, 2023)	10	1,220,458	1,176,340
Series Angel redeemable preference shares (US$0.00001 par value; 37,500,000 shares authorized, issued and outstanding as of June 30, 2023. Redemption value of US$1,220,458 and US$1,176,340 as of December 31, 2022 and June 30, 2023; Liquidation preference of US$1,220,458 and US$1,176,340 as of December 31, 2022 and June 30, 2023)	10	1,220,458	1,176,340
Series A redeemable preference shares (US$0.00001 par value; 300,000,000 shares authorized, issued and outstanding as of June 30, 2023. Redemption value of US$7,635,384 and US$7,583,870 as of December 31, 2022 and June 30, 2023; Liquidation preference of US$6,630,129 and US$6,790,563 as of December 31, 2022 and June 30, 2023	10	7,635,384	7,583,870
Series A+ redeemable preference shares (US$0.00001 par value; 118,971,900 shares authorized, issued and outstanding as June 30, 2023. Redemption value of US$3,686,144 and US$3,552,896 as of December 31, 2022 and June 30, 2023; Liquidation preference of US$3,686,144 and US$3,552,896 as of December 31, 2022 and June 30, 2023)	10	3,937,712	3,795,370
Series B redeemable preference shares (US$0.00001 par value; 602,372,700 shares authorized, issued and outstanding as of June 30, 2023. Redemption value of US$21,889,771 and US$22,030,731 as of December 31, 2022 and June 30, 2023; Liquidation preference of US$19,613,108 and US$18,904,128 as of December 31, 2022 and June 30, 2023)	10	24,880,147	24,734,043
Total mezzanine equity		38,894,159	38,465,963
SHAREHOLDERS’ DEFICIT
Ordinary shares (USD0.00001 par value, 3,728,605,400 shares authorized, 656,200,500 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	11	6,562	6,562
Series Seed preference shares (US$0.00001 par value; 175,050,000 shares authorized, issued and outstanding as of December 31, 2022 and June 30, 2023)	11	2,000,000	2,000,000
Accumulated other comprehensive income		780,852	1,737,397
Accumulated deficit		(30,833,430)	(29,651,618)
Total shareholders’ deficit		(28,046,016)	(25,907,659)
Total liabilities, mezzanine equity and shareholders’ deficit		29,139,116	27,218,909

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XCHG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME (LOSS)
		For the Six Months Ended June 30,
	Note	2022	2023
		US$	US$
Revenues	15	8,894,913	19,589,628
Cost of revenues		(5,961,930)	(11,038,743)
Gross profit		2,932,983	8,550,885
Operating expenses:
Selling and marketing expenses		(1,711,322)	(2,460,884)
Research and development expenses		(1,303,927)	(1,734,157)
General and administrative expenses		(1,092,075)	(2,088,247)
Total operating expenses		(4,107,324)	(6,283,288)
Government grants		28,753	2,367
Operating income (loss)		(1,145,588)	2,269,964
Changes in fair value of financial liability	9	(51,471)	(16,819)
Interest expenses		(33,194)	(73,810)
Interest income		105,456	52,028
Income (loss) before income taxes		(1,124,797)	2,231,363
Income tax benefit	12	11,930	—
Net income (loss)		(1,112,867)	2,231,363
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes		1,599,745	956,545
Comprehensive income		486,878	3,187,908
Earnings (loss) per ordinary share	13
– Basic		—	—
– Diluted		—	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XCHG LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Six Months Ended June 30,
	2022	2023
	US$	US$
Operating activities:
Net cash used in operating activities	(886,625)	(3,158,506)
Investing activities:
Proceeds from collection of the loan to a related party of a preferred shareholder	—	2,886,378
Cash paid for purchase of property and equipment and intangible assets	(103,997)	(405,587)
Net cash provided by (used in) investing activities	(103,997)	2,480,791
Financing activities:
Proceeds from short-term bank borrowings	2,311,426	3,607,972
Repayment of short-term bank borrowings	(1,540,951)	(2,924,048)
Interest free advance to one of the Founders	(244,091)	—
Payments of initial public offering (“IPO”) cost	—	(911,128)
Net cash provided by (used in) financing activities	526,384	(227,204)
Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	(324,317)	(311,861)
Net decrease in cash, cash equivalents and restricted cash	(788,555)	(1,216,780)
Cash, cash equivalents and restricted cash at the beginning of the period	4,827,999	8,670,437
Cash, cash equivalents and restricted cash at the end of the period	4,039,444	7,453,657
Supplemental cash flow information:
Interest paid	58,554	77,768
Income taxes paid	—	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XCHG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

The accompanying unaudited condensed consolidated financial statements of XCHG Limited (“the Company”), its wholly-owned subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022.
In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2023, the results of operations and cash flows for the six months ended June 30, 2022 and 2023, have been made.
The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to, allowance for doubtful accounts, write downs for excess and obsolete inventories, the realization of deferred income tax assets and the fair value of ordinary shares and redeemable preference shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(b)
Accounts receivable, net

Accounts receivable primarily consists of receivables from customers, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts.
Prior to the adoption of ASC 326, Financial Instruments — Credit Loss, the Group establishes an allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific customers. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
The Group adopted ASC 326, Financial Instruments — Credit Loss on January 1, 2023 using the modified retrospective approach. Upon adoption of ASC 326 starting from January 1, 2023, the provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Group uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Group’s control. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off-balance sheet credit exposure related to its customers. The cumulative effect from the adoption as of January 1, 2023 was US$29,923 to the unaudited condensed consolidated financial statements.

(c)
Concentration of risk

Concentration of customers and suppliers
Customers from whom individually represent greater than 10% of total revenues of the Group for the six months ended June 30, 2022 and 2023 are as follows.
	For the Six Months Ended June 30,
	2022		2023
	US$	%	US$	%
Customer A	5,703,168	64%	8,219,920	42%
Customer B	1,025,235	12%	4,487,984	23%
Suppliers from whom individually represent greater than 10% of total purchases of the Group for the six months ended June 30, 2022 and 2023 are as follows:
	For the Six Months Ended June 30,
	2022		2023
	US$	%	US$	%
Supplier C	1,296,031	14%	3,130,364	31%
Supplier M	*	*	1,760,923	17%
Supplier D	1,390,176	15%	1,222,403	12%
Supplier E	1,380,771	15%	*	*
Customers accounting for 10% or more of accounts receivable, net are as follows:
	As of December 31, 2022		As of June 30, 2023
	US$	%	US$	%
Customer A	5,502,120	73%	6,496,072	62%
Customer C	*	*	1,016,621	10%
Customer D	*	*	999,090	10%
Customers accounting for 10% or more of contract liabilities are as follows:
	As of December 31, 2022		As of June 30, 2023
	US$	%	US$	%
Customer B	2,434,844	87%	*	*
Customer E	*	*	534,356	44%
Suppliers accounting for 10% or more of accounts payable are as follows:
	As of December 31, 2022		As of June 30, 2023
	US$	%	US$	%
Supplier C	2,448,643	37%	2,267,347	44%
Supplier E	930,266	14%	*	*

Suppliers accounting for 10% or more of prepayments are as follows:
	As of December 31, 2022		As of June 30, 2023
	US$	%	US$	%
Supplier E	198,113	21%	756,128	42%
Supplier F	120,610	13%	266,250	15%
Supplier G	108,468	12%	*	*
Supplier H	99,230	11%	*	*

*
The amount was less than 10% of total sales, total purchases or total balance.

Concentration of credit risk
Cash and cash equivalents consisted of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:
	As of December 31, 2022	As of June 30, 2023
	US$	US$
Financial institutions in the mainland of the PRC
– Denominated in RMB	5,075,057	5,784,743
– Denominated in USD	—	203
– Denominated in EUR	2,726,960	649,288
Total cash and cash equivalents balances held at mainland PRC financial institutions	7,802,017	6,434,234
Financial institution in Germany
– Denominated in EUR	487,754	773,966
Total cash balances held at a Germany financial institution	487,754	773,966
Financial institutions in the USA
– Denominated in USD	47,846	101,836
Total cash balances held at a USA financial institution	47,846	101,836
Total cash and cash equivalents balances held at financial institutions	8,337,617	7,310,036
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows.
	As of June 30, 2022	As of June 30, 2023
	US$	US$
Cash and cash equivalents	4,009,376	7,310,211
Restricted cash	30,068	143,446
Total cash, cash equivalents and restricted cash	4,039,444	7,453,657

2.
ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:
	As of December 31, 2022	As of June 30, 2023
	US$	US$
Accounts receivable	7,882,817	10,818,795
Allowance for doubtful accounts	(322,873)	(389,895)
Accounts Receivable, net	7,559,944	10,428,900
The movements of the allowance for doubtful accounts were as follows:
	As of June 30,
	2022	2023
	US$	US$
Balance at the beginning of the period	(271,599)	(322,873)
Provision for doubtful receivables	(161,956)	—
Provision for expected credit losses	—	(164,201)
Write off	248,634	81,920
Reversal	—	30,169
Foreign currency translation	22,965	(14,910)
Balance at the end of the period	(161,956)	(389,895)
As of December 31, 2022, accounts receivable, net includes certain accounts receivables that were pledged for short-term bank borrowings (see Note 6).

3.
INVENTORIES

Inventories consisted of the following:
	As of December 31, 2022	As of June 30, 2023
	US$	US$
Raw materials	3,650,901	2,828,880
Finished goods	2,579,458	1,052,439
Inventories	6,230,359	3,881,319
Write-downs of inventories from the carrying amount to its estimated net realizable value in the amount of nil and US$0.16 million were recorded as cost of revenues for the six months ended June 30, 2022 and 2023, respectively.

4.
PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:
	As of December 31, 2022	As of June 30, 2023
	US$	US$
Advances to suppliers	581,365	539,302
Deductible input VAT	949,250	1,402,642
Deferred IPO cost*	318,723	1,202,289
Receivables from third party payment platforms	67,795	61,912
Others**	194,272	304,548
Prepayments and Other Current Assets	2,111,405	3,510,693

*
Direct cost incurred by the Group attributable to its IPO of ordinary shares in the United States have been deferred and recorded as deferred IPO cost and will be offset against the gross proceeds received from such offering. In the event the IPO is terminated or abandoned, all capitalized deferred IPO cost will be expensed.

**
Others mainly include staff advances and deposits.

As of December 31, 2022, prepayments and other current assets includes certain other receivables that were pledged for bank borrowings (see Note 6).

5.
PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:
	As of December 31, 2022	As of June 30, 2023
	US$	US$
Machinery and equipment	369,268	447,136
EV Chargers	170,769	375,946
Office and electronic equipment	343,633	429,378
Software	18,937	18,252
Leasehold improvement	567,966	547,435
Property and Equipment	1,470,573	1,818,147
Less: Accumulated depreciation	(1,241,560)	(1,272,191)
Property and Equipment, net	229,013	545,956
Depreciation expenses were US$0.04 million and US$0.1 million for the six months ended June 30, 2022 and 2023, respectively.

6.
SHORT-TERM BANK BORROWINGS

	As of December 31, 2022	As of June 30, 2023
	US$	US$
Secured bank loans	4,122,832	4,497,772
Short-term bank borrowings	4,122,832	4,497,772
Short-term bank borrowings consist of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank borrowings as of December 31, 2022 and June 30, 2023 were 4.11% and 3.33%, respectively. As of December 31, 2022 and June 30, 2023, the repayments of all short-term bank borrowings are guaranteed by the Founders or third parties.
In connection with the short-term bank borrowings from SPD Silicon Valley Bank, as of December 31, 2022, accounts receivables and other receivables included in prepayments and other current assets of X-Charge Technology in the amount of RMB12 million (equivalent to US$1.7 million) were pledged to secure bank borrowings from SPD Silicon Valley Bank. X-Charge Technology repaid this loan in full in March 2023 and the pledged accounts receivables and other receivables included in prepayments and other current assets of X-Charge Technology in the amount of RMB12 million was released.

7.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:
	As of December 31, 2022	As of June 30, 2023
	US$	US$
Accrued payroll and social insurance	2,161,909	2,027,834
Cash collected on behalf of the customers*	569,704	250,378
Other taxes payable	351,910	2,212
Accrued IPO cost	198,113	174,911
Others**	670,042	564,345
Accrued Expenses and Other Current Liabilities	3,951,678	3,019,680

*
The Group collects the EV charging considerations from end users on behalf of certain customers and pays to these customers on a regular basis.

**
Others mainly included accrued service expenses, accrued interests and accrued warranty.

8.
FAIR VALUE MEASUREMENT

The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the six months ended June 30, 2023:
		For the Six Months Ended June 30, 2023
			Gain or Losses
US$	January 1, 2023	Purchase	Included in Earnings	Included in Other Comprehensive Loss	Foreign Currency Translation Adjustment	June 30, 2023
Liabilities:
Financial liability	242,393	—	16,819	—	(9,453)	249,759
The fair value of financial liability as of June 30, 2023 is estimated with the following key assumptions:
As of June 30, 2023
Risk-free rate of return (per annum)	5.3%
Volatility	64%
Expected dividend yield	0%
Expected term	4.3 years
Fair value of the Company’s ordinary shares	US$0.05 per share

9.
MEZZANINE EQUITY

The activities of the Preference Shares consist of the following:
	Series Angel preference shares	Series Angel redeemable preference shares	Series A redeemable preference shares	Series A+ redeemable preference shares	Series B redeemable preference shares	Total
	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount
	USD	USD	USD	USD	USD	USD
Balance as of January 1, 2023	1,220,458	1,220,458	7,635,384	3,937,712	24,880,147	38,894,159
Accretion of redeemable preference shares	—	—	234,104	—	785,524	1,019,628
Foreign currency translation adjustment	(44,118)	(44,118)	(285,618)	(142,342)	(931,628)	(1,447,824)
Balance as of June 30, 2023	1,176,340	1,176,340	7,583,870	3,795,370	24,734,043	38,465,963
Assuming a Qualified IPO is not consummated by September 30, 2024 and no other contingent event occurs which could result in the request of redemption by the redeemable preferred shareholders, the aggregate amount of redemption for all redeemable preference shares in 2024 is US$36.1 million. If there is no Qualified IPO by September 30, 2024, the Company needs to either obtain additional liquidity to redeem the shares which is subject to market condition, or request the redeemable preference shareholders to extend the redemption date, which needs to be agreed by the shareholders.

10.
ORDINARY SHARES AND SERIES SEED PREFERENCE SHARES

As of June 30, 2023, 3,728,605,400 ordinary shares had been authorized, 656,200,500 ordinary shares had been issued and outstanding.
As of June 30, 2023, 175,050,000 Series Seed preference shares had been authorized, issued and outstanding.

11.
INCOME TAX

The Group recorded an income tax benefit of US$11,930 and nil for six months ended June 30, 2022 and 2023, representing effective tax rates of 1.1% and nil, respectively.
The effective income tax rate for the six months ended June 30, 2022 and 2023 differs from the PRC statutory income tax rate of 25% primarily due to the valuation allowance recorded against deferred tax assets of loss-making entities.

12.
EARNINGS (LOSS) PER SHARE

For the purpose of calculating earnings (loss) per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Restructuring as described in Note 1 took place at the earliest period presented.
	For the Six Months Ended June 30,
	2022	2023
	US$	US$
Earnings (loss) per ordinary share – basic:
Numerator:
Net income (loss) attributable to the Company	(1,112,867)	2,231,363
Accretion of redeemable preference shares to redemption value	(690,025)	(1,019,628)
Undistributed earnings attributable to redeemable preferred shareholders and Series Seed preferred shareholders of the Company	—	(799,231)
Net income (loss) attributable to ordinary shareholders of the Company – basic and diluted	(1,802,892)	412,504
Denominator:
Weighted average number of ordinary shares outstanding	656,200,500	656,200,500
Denominator used in computing earnings (loss) per share – basic and diluted	656,200,500	656,200,500
Earnings (loss) per ordinary share – basic and diluted (US$)	—	—
The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:
	As of June 30,
	2022	2023
Redeemable preference shares	1,096,344,600	1,096,344,600
Series Seed preference shares	175,050,000	175,050,000
Financial liability	8,786,150	8,786,150

13.
RELATED PARTY BALANCE AND TRANSACTIONS

The Group mainly had the following transactions and balances with related parties:

(a)
Major transactions with related parties

		For the Six Months Ended June 30,
		2022	2023
		US$	US$
Proceeds from collection of loans to Beijing Puyan	(i)	—	2,886,378
Interest income from Beijing Puyan	(i)	90,339	6,009
Interest free advance to Mr. Ding Rui	(ii)	244,092	—
Purchase of materials from Shenzhen Zhichong	(iii)	65,530	57,309
Sell products to Zhichong New Energy	(iv)	—	4,336

(b)
Balance of amounts due from related parties:

		As of December 31, 2022	As of June 30, 2023
		US$	US$
Beijing Puyan	(i)	3,225,671	346,971
Mr. Ding Rui	(ii)	244,092	235,268
Shenzhen Zhichong	(iii)	68,377	20,777
Zhichong New Energy	(iv)	72,940	66,833
		3,611,080	669,849

(i)
On March 22, 2021, the Board of Directors of X-Charge Technology approved a loan agreement between X-Charge Technology and Beijing Puyan, pursuant to which X-Charge Technology provided a two-year loan to Beijing Puyan in the amount of RMB30.3 million (equivalent to US$4.2 million) bearing interest at a rate of 3.85% per annum. The loans in the amount of RMB20 million (equivalent to US$2.8 million) was repaid by Beijing Puyan in January 2023. US$0.09 million and US$6 thousand interest income were recognized for the six months ended June 30, 2022 and 2023, respectively.

(ii)
In 2022, the Group provided interest-free advance in the amount of RMB1.7 million (equivalent to US$0.24 million) to Mr. Ding Rui for his personal use, which will be fully repaid in September 2023.

(iii)
The Group purchased certain types of EV chargers from Shenzhen Zhichong in the amount of US$0.07 million and US$0.06 million for the six months ended June 30, 2022 and 2023, respectively. The outstanding balance of advances to Shenzhen Zhichong were US$68 thousand and US$21 thousand as of December 31, 2022 and June 30, 2023, respectively, which were included in amounts due from related parties on the consolidated balance sheets. The Group received the EV chargers in the amount of US$68 thousand and US$6 thousand within two months subsequent to December 31, 2022 and June 30, 2023, respectively. 49% equity interest of Shenzhen Zhichong were fully impaired as of December 31, 2020.

(iv)
The Group sold certain types of EV chargers to Zhichong New Energy. The outstanding balance of accounts receivable from Zhichong New Energy were US$72,940 and US$66,833 as of December 31, 2022 and June 30, 2023, respectively, which were included in amounts due from related parties on the consolidated balance sheets.

14.
REVENUE INFORMATION

Revenues consisted of the following:
	For the Six Months Ended June 30,
	2022	2023
	US$	US$
Product revenues	8,647,124	19,406,656
Service revenues	247,789	182,972
Total revenues	8,894,913	19,589,628

The following summarizes the Group’s revenues from the following geographic areas (based on the locations of customers):
	For the Six Months Ended June 30,
	2022	2023
	US$	US$
Europe	5,468,279	12,783,725
PRC	1,456,543	2,490,028
Others	1,970,091	4,315,875
Total revenues	8,894,913	19,589,628
The Group has elected the practical expedient in ASC 606-10-50-14(a) not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.
For the six months ended June 30, 2022 and 2023, revenue recognized that was included in the contract liabilities at January 1, 2022 and 2023 amounted to US$1.1 million and US$2.7 million, respectively.

15.
CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Series Seed preference shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
	Number	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2022	656,200,500	6,562	2,000,000	(1,802,144)	(30,914,600)	(30,710,182)
Net loss	—	—	—	—	(1,112,867)	(1,112,867)
Accretion of redeemable preference shares to redemption value	—	—	—	—	(690,025)	(690,025)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	1,599,745	—	1,599,745
Balance as of June 30, 2022	656,200,500	6,562	2,000,000	(202,399)	(32,717,492)	(30,913,329)
	Ordinary shares		Series Seed preference shares	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number	Amount	Amount	Amount	Amount	Amount
Balance as of December 31, 2022	656,200,500	6,562	2,000,000	780,852	(30,833,430)	(28,046,016)
Cumulative effect of adoption of ASC 326	—	—	—	—	(29,923)	(29,923)
Balance as of January 1, 2023	656,200,500	6,562	2,000,000	780,852	(30,863,353)	(28,075,939)
Net income	—	—	—	—	2,231,363	2,231,363
Accretion of redeemable preference shares to redemption value	—	—	—	—	(1,019,628)	(1,019,628)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	956,545	—	956,545
Balance as of June 30, 2023	656,200,500	6,562	2,000,000	1,737,397	(29,651,618)	(25,907,659)

16.
SUBSEQUENT EVENTS

Management has considered subsequent events through September 1, 2023, which was the date the unaudited condensed consolidated financial statements were issued.

(a)
Issuance of Convertible Notes and Warrants

In July 2023, the Company issued convertible notes with aggregate principal of US$2 million to investor A and convertible notes with aggregate principal of RMB65 million (equivalent to US$9 million) to investor B and investor C. These convertible notes bear interest rate of 10% per annum. The entire principal amount of notes held by investor A, the notes in an amount of RMB30 million held by investor B and the notes in an amount of RMB15 million held by investor C will automatically be converted into Series B+ preference shares of the Company, provided certain conditions are met, at a conversion price determined by dividing USD equivalent of RMB1 billion by the total number of the outstanding shares of the Company immediately prior to the conversion on a fully-diluted and as-converted basis. The notes in an amount of RMB20 million held by investor B, can be convertible into Series B+ preference shares of the Company at the option of investor B, or, if applicable, the latest class of preference shares issued by the Company prior to the conversion, at a conversion price determined at the lower price of (i) dividing USD equivalent of RMB1 billion by the total number of the outstanding shares of the Company immediately prior to the conversion on a fully-diluted and as-converted basis, or (ii) 90% of the share price of new financing of the Company in the event of the Company has new financing before or at the same time of the conversion.
In connection with the issuance of convertible notes, in August 2023, the Company issued certain warrants to the same investors at nil consideration, pursuant to which, (i) the Company entitled the investor A and investor B with convertible notes in the amount of RMB30 million, to purchase certain shares of Series B+ redeemable preference shares, which are automatically exercised in whole, provided certain conditions are met; and (ii) the Company entitled investor B with convertible notes in the amount of RMB20 million, to purchase certain shares of Series B+ redeemable preference shares, or, if applicable, the latest class of redeemable preference shares issued by XCHG Limited, which are exercisable at the option of investor B. The number of warrants is determined by dividing the principal amounts of convertible notes by an exercise price which is equivalent to the corresponding conversion price.
The convertible notes and applicable interest are due and payable on the earlier of (i) nine months since July 7, 2023, and (ii) the date when the warrants to purchase redeemable preference shares are exercised. The warrants are exercisable from the date of issuance to the maturity date of the convertible notes.

(b)
Grant of Share Awards

On August 15, 2023, the Company granted 150,000,000 unvested shares to its directors, executive officers and certain employees under the 2023 Share Plan, which was approved and adopted by the Company in June 2023. All the unvested shares vested immediately on the dates of grant.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against [all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]
Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.
The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.
Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Next EV Limited	December 16, 2021	300,000,000	US$29,999.0001
Future Charge Limited	December 16, 2021	200,000,000	US$20,000
Preference shares
Zhen Partners Fund IV L.P.	June 30, 2023	87,525,000 Series Seed-1 preference shares, 60,000,000 Series A-1 preference shares and 11,700,900 Series A+-1 preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Zhen Partners Fund IV L.P. or its affiliate(s) before the Restructuring

Purchaser	Date of Issuance	Number of Securities	Consideration
GGV (Xcharge) Limited	June 30, 2023	240,000,000 Series A-2 preference shares and 19,035,600 Series A+-2 preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by GGV (Xcharge) Limited or its affiliate(s) before the Restructuring
Shanghai Dingbei Enterprise Management Consulting L.P.	June 30, 2023	37,500,000 Series Angel-1 preference shares	Exercise the warrants to purchase 37,500,000 Series Angel preference shares
Shanghai Dingpai Enterprise Management Consulting L.P.	June 30, 2023	37,500,000 Series Angel-2 preference shares	Exercise the warrants to purchase 37,500,000 Series Angel preference shares
Shanghai Yuanyan Enterprise Management Consulting L.P.	June 30, 2023	88,235,400 Series A+-3 preference shares	Exercise the warrants to purchase 88,235,400 Series A+ preference shares
Beijing Foreign Economic and Trade Development Guidance Fund L.P.	June 30, 2023	260,180,400 Series B-1 preference shares	Exercise the warrants to purchase 260,180,400 Series B preference shares
Shell Ventures Company Limited	June 30, 2023	198,442,800 Series B-2 preference shares	Exercise the warrants to purchase 198,442,800 Series B preference shares
Chengdu Peikun Jingrong Venture Capital Partnership L.P.	June 30, 2023	66,147,600 Series B-3 preference shares	Exercise the warrants to purchase 66,147,600 Series B preference shares
Chengdu Peikun Songfu Technology Partnership L.P.	June 30, 2023	22,049,100 Series B-4 preference shares	Exercise the warrants to purchase 22,049,100 Series B preference shares
Beijing China-US Green Investment Center L.P.	June 30, 2023	55,552,800 Series B-5 preference shares	Exercise the warrants to purchase 55,552,800 Series B preference shares
Foshan Hegao Zhixing XIV Equity Investment Center L.P.	June 30, 2023	87,525,000 Series Seed-2 preference shares	Exercise the warrants to purchase 87,525,000 Series Seed preference shares

Purchaser	Date of Issuance	Number of Securities	Consideration
Warrants
Shanghai Dingbei Enterprise Management Consulting L.P.	June 30, 2023	Warrants to purchase 37,500,000 Series Angel preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Shanghai Dingbei Enterprise Management Consulting L.P. or its affiliate(s) before the Restructuring
Shanghai Dingpai Enterprise Management Consulting L.P.	June 30, 2023	Warrants to purchase 37,500,000 Series Angel preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Shanghai Dingpai Enterprise Management Consulting L.P. or its affiliate(s) before the Restructuring
Shanghai Yuanyan Enterprise Management Consulting L.P.	June 30, 2023	Warrants to purchase 88,235,400 Series A+ preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Shanghai Yuanyan Enterprise Management Consulting L.P. or its affiliate(s) before the Restructuring
Beijing Foreign Economic and Trade Development Guidance Fund L.P.	June 30, 2023	Warrants to purchase 260,180,400 Series B preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Beijing Foreign Economic and Trade Development Guidance Fund L.P. or its affiliate(s) before the Restructuring
Shell Ventures Company Limited	June 30, 2023	Warrants to purchase 198,442,800 Series B preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Shell Ventures Company Limited or its affiliate(s) before the Restructuring

Purchaser	Date of Issuance	Number of Securities	Consideration
Chengdu Peikun Jingrong Venture Capital Partnership L.P.	June 30, 2023	Warrants to purchase 66,147,600 Series B preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Chengdu Peikun Jingrong Venture Capital Partnership L.P. or its affiliate(s) before the Restructuring
Chengdu Peikun Songfu Technology Partnership L.P.	June 30, 2023	Warrants to purchase 22,049,100 Series B preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Chengdu Peikun Songfu Technology Partnership L.P. or its affiliate(s) before the Restructuring
Beijing China-US Green Investment Center L.P.	June 30, 2023	Warrants to purchase 55,552,800 Series B preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Beijing China-US Green Investment Center L.P. or its affiliate(s) before the Restructuring
Foshan Hegao Zhixing XIV Equity Investment Center L.P.	June 30, 2023	Warrants to purchase 87,525,000 Series Seed preference shares	In exchange of cancellation and forfeiture of the existing equity interests in X-Charge Technology held by Foshan Hegao Zhixing XIV Equity Investment Center L.P. or its affiliate(s) before the Restructuring
Mobility Innovation Fund, LLC	August 7, 2023	Warrants to purchase Series B+ preference shares at the purchase price of US$2,000,000 in the number calculated and with the rights and privileges as set forth in the Convertible Note Purchase Agreement	In exchange of conversion of the convertible note into securities

Purchaser	Date of Issuance	Number of Securities	Consideration
Wuxi Shenqi Leye Private Equity Funds Partnership L.P.	August 7, 2023	Warrants to purchase (1) 84,104,289 Series B+ preference shares, and (2) Series B+ preference shares, or, if applicable, the latest class of preference shares issued by XCHG Limited prior to the exercise of the warrants, in the principal amount of RMB20,000,000 in the number calculated and with the rights and privileges as set forth in the Onshore Convertible Note Agreement	In exchange of conversion of the convertible note into securities
Shell Ventures Company Limited	August 7, 2023	Warrants to purchase 37,840,565 Series B+ preference shares	In exchange of conversion of the convertible note into securities
Share Awards
Certain executive officers and employees	August 15, 2023	150,000,000 restricted share units	Past and future services provided by these individuals to us
Item 8.   Exhibits and Financial Statement Schedules
(a)   Exhibits:
See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.
(b)   Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.
Item 9.   Undertakings
The undersigned hereby undertakes:
(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(c)   The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

XCHG LIMITED
EXHIBIT INDEX
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum of Association of the Registrant, as currently in effect
3.2*	Form of Post IPO Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)
10.1†	The Equity Incentive Plan
10.2*	Form of Indemnification Agreement with each of the Registrant’s directors and executive officers
10.3*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
10.4	Investors’ Rights Agreement
10.5†	Convertible Note Purchase Agreement
10.6*	Convertible Loan Investment Agreement
10.7	Warrant Subscription Agreement
21.1*	Principal Subsidiaries of the Registrant
23.1*	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3*	Consent of Fangda Partners (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Fangda Partners regarding certain PRC law matters
99.3*	Consent of Frost & Sullivan

*
To be filed by amendment.

†
Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on        , 2023.
XCHG Limited
By:

Name:
Title:
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints       and       and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on      , 2023 in the capacities indicated:
Signature	Title
Rui Ding	Chairman of the Board of Directors and Chief Technology Officer
Yifei Hou	Director and Chief Executive Officer (principal executive officer)
Xiaoling Song	Chief Financial Officer (principal financial and accounting officer)
[Signature Page to F-1]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of XCHG Limited, has signed this registration statement or amendment thereto in New York on           , 2023.
Authorized U.S. Representative
By:

Name:
Title:
[Signature Page to F-1]